One Corporate Center
Rye, NY 10580-1422
Tel. (914) 921-5147
Fax (914) 921-5392                                         GAMCO Investors, Inc.


March 1, 2006


Mr. Amit Pande
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Mr. Pande:

     We have reviewed your letter, dated January 5, 2006, regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005. Our response contained in this letter takes into consideration conversations held between Ernst & Young LLP, on our behalf, and Carol Stacey and Stephanie Hunsaker in the Office of the Chief Accountant of the Division of Coporation Finance. As part of those conversations, we discussed that this response would explain why the withdrawal rights held by the limited partners were viewed as substantive prior to the adoption of EITF 04-5. We are hopeful that we have provided a sufficient level of detail to address your major concerns.

     As you are aware, our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 is required to be filed no later than March 16, 2005.
Therefore, we would appreciate your efforts to expedite the review of our response to your comments.

Overview

     As more fully described in the February 10, 2004, White Paper that was discussed with certain members of the SEC Staff in March 2004, prior to the issuance of FIN 46R and EITF 04-5 there was debate as to how to evaluate whether a partnership should be consolidated by one of its partners. Although specifically addressing only real estate, the guidance in SOP 78-9, which addresses the consolidation of real estate ventures including investments in corporate joint ventures, general partnerships, and limited partnerships, was initially used to derive the concept that withdrawal rights may prevent the general partner from exercising control over an investment partnership.

     SOP 78-9 provides some guidance on the concept of important rights in determining whether a limited partnership should be consolidated by a general partner. However, very little authoritative guidance existed previously for purposes of making an assessment about whether a limited partner's rights are important rights. As a result, views in practice about what rights constitute important rights have evolved over time.

     In analyzing this issue with respect to investment partnerships, it is important to note that while SOP 78-9 provides guidance about important rights, the focus is on rights that are significant to an investor in a real estate venture. These rights include the right to replace the general partner or partners, approve the sale or refinancing of principal assets, or approve the acquisition of principal partnership assets. However, SOP 78-9 does not provide guidance concerning what other rights may constitute important rights other than to indicate that such rights should demonstrate that in substance the general partners are not in control of the partnership. Whether limited partners' rights are considered important is a question of facts and circumstances and likely will differ depending on the nature of the partnership's assets.

     For example, the limited partners in many investment partnerships that invest in relatively liquid investments do not have kick-out rights over the general partner. Instead, the limited partners in investment partnerships often have liquidation or withdrawal rights that, if exercised to the fullest extent, have a similar effect on the general partner to that of a removal right.

     Liquidation or withdrawal rights generally are not found in real estate ventures because of the illiquid nature of the assets. This is likely the reason why SOP 78-9 did not evaluate whether liquidation or withdrawal rights were important rights. The important rights described in SOP 78-9 were discussed in the context of a real estate venture or partnership that likely contained a single or relatively few large illiquid assets, in contrast to the multiple liquid investment positions of an investment partnership. Liquidation or withdrawal rights would not have been contemplated as an effective means of controlling a general partner given the illiquid nature of the underlying assets. Presumably, a liquidation or withdrawal right on illiquid assets would carry with it a large financial penalty if exercised, creating a significant disincentive to exercise the right. Conversely, a limited partner's right to remove the general partner of a real estate venture or participate in the venture's asset sale or financing decisions would be consistent with control over the partnership and preserving the underlying economics of illiquid assets.

     As a result, the concept of important rights with respect to investment partnerships has been developed as part of industry practice. When applying the concept of important rights to investment partnerships, one of the more important issues for the investment management industry was determining whether a limited partners' unilateral right to withdraw from the partnership in whole or part without incurring a significant penalty is an important right.

     In a typical investment partnership, the general partner or an affiliate provides the investment know-how and the day-to-day management while the limited partners provide the financial leverage. The partners come together to pursue a common investment strategy and enjoy the returns of that strategy. In these structures the rights of the partners are consistent with their role in the partnership. The general partner is given the unilateral right to manage the business of the partnership within the specified limitations established in the partnership agreement and, therefore, has all the rights necessary to fulfill this obligation and, normally, to earn an incentive allocation. Responsibilities for management of the partnership are set forth in the partnership agreement and/or a separate management agreement (if there is a third party manager). The constraints imposed by the agreement(s) result in shared decision making by virtue of the fact that the general partner must obtain consent to set or establish the direction for the partnership's ongoing operations.

     In addition, the general partner is given certain protective rights to preserve the tax and legal status of the Partnership. Such partnerships are designed to have a limited existence, often twenty to forty years or until the general partner dissolves the Partnership. In contrast, the limited partners have a more passive role in the management of the partnership; however, they generally have the unilateral right to withdraw from the partnership on a periodic basis (monthly, quarterly, or annually). Additionally, any material amendment to the partnership agreement normally requires a joint vote of both the limited and general partners.

     Although the general partner of an investment partnership has broad operating powers to ensure that the partnership's overall investment strategy is followed, it can do little to go outside those parameters. In fact, any material changes to the partnership agreement and/or capital accounts, beyond the original intentions, require the consent of both the limited and general partners. Should the general partner's activities be inconsistent with the intentions of the limited partners, they have the right to withdraw from the partnership. While this withdrawal right may not be regularly exercised for purposes of day-to-day decision-making, it remains an important right in the fundamental provisions of the partnership agreement.

     As noted earlier, the important rights described in SOP 78-9 were discussed in the context of a real estate venture that likely contained a single or relatively few large illiquid assets, in contrast to the multiple liquid investment positions of an investment partnership. Withdrawal or redemption rights would not have been contemplated as an effective means of controlling a general partner given the illiquid nature of the underlying assets. This is likely the reason why SOP 78-9 did not evaluate whether withdrawal or redemption rights were important rights. Accordingly, in practice, the right to withdraw from an investment partnership has been considered an important right, as part of industry practice, within the investment management industry.

     In addition to the considerations discussed above, the size of the investment partnership industry and consistency of the partnership structures suggest that withdrawal rights constitute important rights to the limited partners in ensuring that they have maintained a level of control when considering their financial interest in the partnership. The withdrawal right may not be relevant for purposes of analyzing real estate partnerships in the context of SOP 78-9, but it is considered important for purposes of applying SOP 78-9 by analogy to investment partnerships because the assets held by the partnerships are not longterm real estate, but typically readily marketable investments that must maintain a balance of liquidity and returns consistent with the partnership investment strategy.

Comment

     1. We note your response to comments 1 and 2 of our letter dated November 4, 2005. It is still unclear to us how you concluded that the third-party equity holders' ability to remove their investment represents, by analogy, an important right under SOP 78-9 that would preclude consolidation by the general partner/investment manager. Tell us how you considered the ability of the general partner/investment manager of each fund to a) increase or decrease the redemption fee; b) suspend redemptions where the partnership/fund was unable to liquidate securities; and c) not redeem interests if the partnership/fund did not have sufficient cash on hand, along with the fact in most cases redemption can only occur on a quarterly or annual basis, in determining that control of partnership/fund was not held by the general partner/investment manager.

     2. Your response to comment 2 of our letter dated November 4, 2005 indicates that you believed the third-party equity holders' ability to remove their investments from the respective partnership/fund was a "substantive participating right" and therefore provided sufficient basis to preclude consolidation. It appears you are analogizing to EITF 96-16 for this conclusion. However, it is unclear to us how you concluded that this right was a "substantive participating right" under EITF 96-16. In this regard, it appears to us that this right is more consistent with a "protective right" under EITF 96-16, which would not have precluded consolidation. Please advise.

Response

     We considered the factors described in the Overview provided above in the determination of whether withdrawal or redemption rights were important rights with respect to limited partners in an investment partnership. We also considered the fact the redemption fees to be charged for withdrawals within twelve months of original investment were originally instituted to compensate the general partner/investment manager because Rule 205-3 under the Investment Advisers Act of 1940, prior to 1998, did not allow incentive fees to be charged for periods less than twelve months. This further supports the argument that the redemption fees were not designed to allow the general partner to control the limited partners' withdrawals.

     A summary schedule, which contains information on withdrawal rights and fees for each of our partnerships/funds, is provided in Attachment A. In addition, Attachment B contains more detailed information, by partnership/fund, on withdrawal rights and fees. The most relevant information for each partnership/fund has been highlighted.

     The following briefly summarizes the withdrawal rights that are contained within our partnerships/funds:

     o Eleven of our partnerships/funds have withdrawal rights that allow for a redemption fee on the limited partner for withdrawals only within 12 months of the original date of investment. These redemption fees are designed to protect the limited partners by providing a more stable capital base of the investment partnership. That is, redemption fees are designed to protect the other limited partners to help ensure that the partnership/fund is able to begin to execute its stated investment strategy, which often can take a period of time. Withdrawals prior to the time that the investment strategy takes effect expose the other limited partners to price volatility, which detracts from obtaining the sought after results. The redemption fee is designed to mitigate the other limited partners' exposure to that price volatility;

     o    Seven of our  partnerships/funds do not allow for any redemption fees;
          and

     o Two of our funds allow for a redemption fee if the shareholder withdrawals within 12 months of the original date of investment as well as a redemption fee of 1% at the time of any withdrawal.

     In applying the concepts described above based on the guidance in SOP78-9 as well as industry practice, we believe that these withdrawal rights are substantive and are important rights, as applied to our partnerships/funds, for the following reasons:

     o Limited partners/shareholders have the right to withdraw their capital on a periodic basis (monthly, quarterly or annually). It is also important to note in cases where there are only annual redemptions, the general partner/investment manager or Board has often approved redemption requests on a more periodic basis (i.e., monthly or quarterly) when requested by limited partners/shareholders. Withdrawal rights are standard in the industry in partnership/fund agreements and are designed for the protection of the other limited partners/investors for reasons more fully described previously;

     o The withdrawal rights generally only contain a financial penalty if capital is withdrawn within 12 months of the original investment. As stated above, the imposition of these penalties are designed to protect the other limited partners/shareholders within the partnership;

     o In those instances where a redemption fee can be imposed at any time, the financial penalty (1% redemption fee) is not considered to be substantial as to provide a disincentive for a shareholder to withdraw. We also note that when a shareholder withdraws capital from these funds after 12 months, the Fund rarely imposes this redemption fee;

     o The underlying investments within the partnerships/funds are predominantly liquid in nature, which generally results in no restrictions on the withdrawal of capital by limited partners/shareholders due to the illiquidity of investments; and

     o The number of limited partners/shareholders (see Attachment A for this information summarized) in the majority of our partnerships/funds is generally below twenty. Therefore, this gives the withdrawal right greater significance, as the asset base is concentrated. In addition, in these instances the withdrawal right can be considered more closely equivalent to a liquidation right given the concentration of assets among limited partners/shareholders, and therefore a more important right.


In addition, we note the following with respect to our partnerships/funds:

     o We have never increased a redemption fee in the past but we have decreased and waived redemption fees;

     o In those partnerships/funds where there is a stated range of an allowable redemption fee (e.g., 2% to 6%), we have only charged greater than the minimum allowable fee in one particular instance, for which there were unique circumstances;

     o We have never had an instance where we have suspended redemptions because the partnership/fund was unable to liquidate securities; and

     o We have never had an instance where we did not have sufficient cash on hand to fund redemptions.

     In summary, we believe the White Paper that was reviewed with the Staff in March 2004 did not review in detail the potential limitations on withdrawal rights because given the subsequent GAAP issued, withdrawal rights themselves likely would not be viewed as sufficient for the general partner to avoid consolidation of the partnership, and any restrictions on those rights would only further support that conclusion.

     We respectfully observe that based on our understanding of the industry, there is some degree of restriction on withdrawal rights in most investment partnerships, mostly for the protection of the limited partners, and not for the general partner to control the limited partners' withdrawals, for reasons more fully described previously. The Company believes its demonstrated history of not exercising control over withdrawals from the partnerships/funds further supports that the withdrawal rights held by the limited partners are important rights that prevent the general partner from consolidating the partnerships prior to the effective date of EITF 04-5.

Comment

     3. In the first sentence of your response to comment 1 of our letter dated November 4, 2005, you indicate that the information provided is applicable to all partnerships/funds. However, we note that the redemption policy appears to vary among partnerships/funds. To facilitate our understanding of equity holders' ability to remove their investment as it relates to each individual partnership/fund listed in Attachment I please provide us the following:

          o Title and brief description of each partnership/fund identified in Attachment I indicating the date of inception;

          o Clarify whether the equity ownership, other than that held by you and your affiliates, is concentrated or dispersed. Identify all third part equity ownerships greater than 10% for each partnership/fund;

          o Identify the circumstances under which the redemption fee can be increased, decreased or waived at the sole discretion of the General Partner/Investment Manager;

          o    Clarify  whether  the  General   Partner/Investment  Manager  has
               increased, decreased or waived the redemption fee in the past;

          o    Identify   the    partnerships/funds   in   which   the   General
               Partner/Investment Manager has the right to make distributions in kind; and

          o Identify the partnerships where you are co-general partner with another party.

Response

     The title and brief description of each partnership/fund, including the date of inception, is provided in Attachment C. In addition, for each of the partnerships/funds, we have provided in Attachment A information as to:

          o Whether the equity ownership, other than that held by our affiliates, and us is concentrated or dispersed and the identification of all third party equity ownerships greater than 10% for each entity;

          o    Whether    the     partnership/fund     permits    the    general
               partner/investment manager the right to make distributions in kind;

          o Whether we are a general partner, co-general partner, or just the investment manager;

     We have provided details on withdrawal rights and redemption fees for each partnership/fund in Attachment B. In addition, we have summarized the right to increase, decrease or waive the redemption fee for each partnership/fund in Attachment A. Of the thirteen partnerships/funds with redemption fees:

          o One partnership grants the general partner at its sole discretion the right to increase, decrease or waive the redemption fee for withdrawals within 12 months of the original investment.

          o Two partnerships grant the general partner at its sole discretion the right to waive the redemption fee for withdrawals within 12 months of the original investment.

          o One fund, grants the Directors at their sole discretion the right to increase, decrease or waive the redemption fee for withdrawals within 12 months of the original investment.

          o One fund grants the Directors at their sole discretion (in consultation with the investment manager) the right to increase, decrease or waive the redemption fee for withdrawals within 12 months of the original investment.

          o One fund grants the Directors at their discretion the right to increase or decrease the redemption fee for withdrawals within 12 months of the original investment.

We have never increased a redemption fee in the past but we have decreased and waived redemption fees. In addition, in the two funds where the Investment Manager may impose a 1% redemption at any time when a shareholder withdraws capital from these funds after 12 months, the Fund rarely charges this redemption fee.
     Most of our partnerships/funds provide the general partner/investment manager with the right to make distributions in kind (see Attachment B for the detail on the right to make distributions in kind for each partnership/fund). The right to make distributions in kind is generally provided to benefit the partnership from a tax perspective, not for the general partner to exercise control over the timing or amount of withdrawals from partnership. In these cases, the general partner will generally distribute securities with unrealized gains to limited partners/shareholders who are redeeming interests from the partnership/fund. This distribution provides the other limited partners/shareholders who are remaining in the partnership/fund with a tax deferral as the gains associated with these securities will now be recognized upon dissolution of the partnership/fund.

     As the majority of our assets held within our limited partnerships/funds are marketable securities and liquid in nature, the only consequence to a limited partner/shareholder receiving a distribution of securities is the sale of these securities to generate cash proceeds from the redemption, if desired.

     As of December 31, 2005, there were only three of our partnerships (collectively, these partnerships represent less than $15 million of assets under management) that held private investments. In two of these instances, these private investments represented 7.14% ($451,000) and 17.97% ($800,000) of the overall assets of the partnerships. In the third instance, the partnership is in the process of liquidating and the one remaining investment is a private investment.

     Based on the information provided above concerning the general partner/investment manager's right to make distributions in kind, we do not consider this right to have any significant financial penalties or burden on a redeeming limited partner/shareholder that would change our determination that withdrawal rights are important rights.

Comment

     4. To help us better understand the third party equity holder redemption rights common in most partnerships/funds please provide us with a copy of a private placement memorandum for one of your funds that is representative of most of your partnerships/funds.

Response

     Please find the private placement memorandum for Gabelli Associates Limited in Attachment D.

Comment

     5. To help us better understand how you determined that six of your partnerships are VIEs, and that you are not the primary beneficiary of any of these VIEs, please tell us the following:

     o    Your ownership in the entity; if any;

     o    The  interest  held  by  an   unconsolidated   related  party  in  the
           partnership;

     o Whether you are a general partner, co-general partner, or just the investment manager;

     o For the VIEs where you are the investment manager, please clarify the nature of the services provided, the rights and authority of the investment manager to make decisions, and the key terms of any agreements governing this relationship;

     o Whether the equity ownership, other than that held by you and your affiliates, is concentrated or dispersed. Identify all third party equity ownerships greater than 10% for each partnership/fund; and

     o Clarify in more detail how you considered the management fee and incentive fee in determining that you were not the primary beneficiary. Please specifically discuss your consideration of the guidance in paragraphs B18 - B23 of FIN 46R.

Response

     We have, for each of the six entities that were determined to be VIEs, presented in Attachment E the information as to:

     o    Our ownership in the entity;
     o    The interests held by unconsolidated related parties in the entities;
     o Whether we are a general partner, co-general partner, or just the investment manager;
     o Whether the equity ownership, other than that held by our affiliates, and us is concentrated or dispersed and the identification of all third party equity ownerships greater than 10% for each entity.

     We have provided, in Attachment F, a general description of the nature of the services provided, the rights and authority of the investment manager to make decisions, and the key terms governing the investment management relationship for a VIE for which we serve as investment manager.

     We have concluded these entities are VIEs because we, as the general partner, have no ownership in the respective partnerships and cannot be removed through kick-out rights by the limited partners. Consequently, the entities are VIEs pursuant to paragraph 5(b)(1) of FIN 46R. We considered the guidance in paragraphs B18-B23 of FIN46R and determined that the fees paid to the general partner/investment manager should be considered a variable interest and included in the expected losses and expected residual returns calculation. We reached this determination based on the fact that the general partner/investment manager is not subject to substantive kick-out rights within our partnerships/funds and is the decision maker with respect to the partnerships.

     As we did not have, nor do we currently have, investments in these partnerships/funds, our variability comes from our management fee (which is generally 1% to 1.5%, and the incentive fee, which is generally 20% of the profits, if any, of the limited partners, on an expected return basis). We combined our interests with the interests held by unconsolidated related parties (described in Attachment E), and concluded that we did not absorb a majority of the funds' expected losses/expected residual returns for five of the six VIEs. (It is clear mathematically that with an incentive fee of only 20% of the profits and the size of the related parties' interests that we do not absorb a majority of the funds' expected losses or receive a majority of the funds' expected returns for these five VIEs).

In the one instance, an unconsolidated related party held an interest in the fund which, when combined with the cash flows of the investment manager from the incentive fee allocation and the management fee results in the investment manager being considered the primary beneficiary of such entity. The effect of consolidation to the balance sheet would be immaterial as the fund only had $8.3 million in total assets. Additionally, there would be no net effect to the income statement.

Comment

6. Please confirm that you accounted for each of the fourteen partnerships/funds, which you have determined not to be VIEs, prior to and upon the adoption of FIN 46R, under the equity method accounting since obtaining an interest in the entity. Also, please clearly indicate the entities in which your ownership interest exceeded 50% and how you concluded the impact of not consolidating these entities was not material. In this regard, we refer you to you response in comment 3 in your letter dated September 29, 2005.

Response

     We have accounted for each of the fourteen partnerships/funds, which we have determined not to be VIEs, prior to and upon the adoption of FIN46R, under the equity method accounting since obtaining an interest in the entity.

     For those entities where we had an interest greater than 50% interest, we concluded that the effect of consolidating these entities would not have a material impact on the financial statements of GBL. At December 31, 2004, our conclusion was based on the following:

          Total net assets of these entities were approximately $21 million, of which GBL had recorded approximately $15 million of assets on its balance sheet through the equity method of accounting, resulting in an impact on the balance sheet of: (i) an increase in assets of $6.8 million (representing less than 1% of assets); (ii) an increase of $1.4 million to liabilities; and
          (iii) an increase of $5.4 million to minority interest. We therefore did not consolidate these VIEs. We also considered the following in reaching our determination:

               - consolidating these entities versus accounting for them under the current method of equity accounting has no impact on GBL's net income or equity in the financial statements and only represents a gross-up of the balance sheet; and

               -    information  regarding the  activities of these  entities is
                    disclosed  in  the  notes  to  the  consolidated   financial
                    statements.

Closing Comments
----------------

     If you have any questions or require additional information, please contact me at (914) 921-5147.


Regards,


Michael R. Anastasio Jr.
Vice President and Chief Financial Officer

                                                                    Attachment A


                                                                                1                   2                    3
(All information as of December 31, 2005)
                                                                        Gabelli Associates  Gabelli Associates  Gabelli Associates
                                                                               Fund              Limited              Fund II
                                                                        ------------------------------------------------------------
General Partner, Co-General Partner, Investment Manager                 Co-General Partner  Investment Manager  General Partner and
                                                                                                                Investment Manager


Number of Limited Partners/Shareholders                                         89                  73                  11


Equity Ownership:  Concentrated or dispersed (excludes related parties)     Dispersed           Dispersed          Concentrated
    Shareholder or Limited Partner A                                                                                  21.31%
    Shareholder or Limited Partner B                                                                                  15.80%
    Shareholder or Limited Partner C




Redemption Frequency                                                         Annually            Monthly              Annually
notice period                                                             30 days notice      30 days notice       30 days notice


Redemption Fee
within 12 months of investment                                                3% (a)                2%                  3%
after 12 months of investment                                                  N/A                1% (b)                N/A

Redemption Fee
Increase                                                                        No                  No                  No
Decrease                                                                        No                  No                  No
Waived                                                                          No                  No                  No

Distributions in Kind                                                          Yes                 Yes                  Yes


Footnotes:

     (a) If a limited partner effects an early withdrawal, by withdrawing all or a portion of their profits or capital contributions prior to the date that is at least twelve months afte the date that they were admitted to the partnership, then in lieu of the General Partner's 20% profit allocation, the General Partner shall receive the early withdrawal fee of 3% of the withdrawn amount.
     (b)  May be imposed by the Fund at its sole discretion.
     (c) If a Limited Partner effects an Early Withdrawal by withdrawing all or a portion of his capital contributions, an Early Withdrawal fee equal to 3% of the withdrawn amount will be charged against the amount withdrawn by such Limited Partner and credited to the Partnership.
     (d) May be increased, decreased or waived at the sole discretion of the General Partner/Investment Manager.
     (e)  May be imposed at the sole discretion of the Fund.



                                                                    Attachment A

                                                                                 4                  5                    6
(All information as of December 31, 2005)
                                                                         GAMCO Performance  GAMCO Performance    Gabelli European
                                                                            Partners, LP      Partners, Ltd         Partners LP
                                                                        ------------------------------------------------------------
General Partner, Co-General Partner, Investment Manager                 General Partner and Investment Manager  General Partner and
                                                                        Investment Manager                       Investment Manager


Number of Limited Partners/Shareholders                                          3                  -                    2
                                                                                               (no current
                                                                                               shareholders)

Equity Ownership:  Concentrated or dispersed (excludes related parties)     Concentrated           N/A                  N/A
    Shareholder or Limited Partner A                                           47.34%           (no current    (all related parties)
    Shareholder or Limited Partner B                                                            shareholders)
    Shareholder or Limited Partner C




Redemption Frequency                                                          Monthly            Monthly              Monthly
notice period                                                              60 days notice     60 days notice       30 days notice


Redemption Fee
within 12 months of investment                                              2% - 6% (d)        2% - 6% (d)              2%
after 12 months of investment                                                   N/A                N/A                  N/A

Redemption Fee
Increase                                                                         No          Yes (Directors)            No
Decrease                                                                         No          Yes (Directors)            No
Waived                                                                        Yes (GP)       Yes (Directors)            No

Distributions in Kind                                                           Yes                Yes                  Yes


Footnotes:

     (a) If a limited partner effects an early withdrawal, by withdrawing all or a portion of their profits or capital contributions prior to the date that is at least twelve months afte the date that they were admitted to the partnership, then in lieu of the General Partner's 20% profit allocation, the General Partner shall receive the early withdrawal fee of 3% of the withdrawn amount.
     (b)  May be imposed by the Fund at its sole discretion.
     (c) If a Limited Partner effects an Early Withdrawal by withdrawing all or a portion of his capital contributions, an Early Withdrawal fee equal to 3% of the withdrawn amount will be charged against the amount withdrawn by such Limited Partner and credited to the Partnership.
     (d) May be increased, decreased or waived at the sole discretion of the General Partner/Investment Manager.
     (e)  May be imposed at the sole discretion of the Fund.



                                                                    Attachment A

                                                                                7                    8                   9
(All information as of December 31, 2005)
                                                                         Gabelli European     Gabelli Japanese    Gabelli Japanese
                                                                           Partners Ltd      Value Partners LP   Value Partners Ltd
                                                                        ------------------------------------------------------------
General Partner, Co-General Partner, Investment Manager                 Investment Manager  General Partner and  Investment Manager
                                                                                             Investment Manager


Number of Limited Partners/Shareholders                                         4                    2                   2


Equity Ownership:  Concentrated or dispersed (excludes related parties)    Concentrated             N/A             Concentrated
    Shareholder or Limited Partner A                                          53.96%       (all related parties)       72.91%
    Shareholder or Limited Partner B                                          25.77%                                   27.09%
    Shareholder or Limited Partner C                                          16.77%




Redemption Frequency                                                         Monthly              Monthly             Monthly
notice period                                                             30 days notice       60 days notice      60 days notice


Redemption Fee
within 12 months of investment                                                  2%                 3% (d)              3% (d)
after 12 months of investment                                                  N/A                  N/A                 N/A

Redemption Fee
Increase                                                                        No                Yes (GP)        Yes (Directors)
Decrease                                                                        No                Yes (GP)        Yes (Directors)
Waived                                                                          No                Yes (GP)               No

Distributions in Kind                                                          Yes                  Yes                 Yes


Footnotes:

     (a) If a limited partner effects an early withdrawal, by withdrawing all or a portion of their profits or capital contributions prior to the date that is at least twelve months afte the date that they were admitted to the partnership, then in lieu of the General Partner's 20% profit allocation, the General Partner shall receive the early withdrawal fee of 3% of the withdrawn amount.
     (b)  May be imposed by the Fund at its sole discretion.
     (c) If a Limited Partner effects an Early Withdrawal by withdrawing all or a portion of his capital contributions, an Early Withdrawal fee equal to 3% of the withdrawn amount will be charged against the amount withdrawn by such Limited Partner and credited to the Partnership.
     (d) May be increased, decreased or waived at the sole discretion of the General Partner/Investment Manager.
     (e)  May be imposed at the sole discretion of the Fund.



                                                                    Attachment A

                                                                                 10                    11                 12
(All information as of December 31, 2005)
                                                                        Gabelli International     GAMA Select        Gemini Global
                                                                           Gold Fund, Ltd          Energy LP         Partners, LP
                                                                        ------------------------------------------------------------
General Partner, Co-General Partner, Investment Manager                  Investment Manager   General Partner and Co-General Partner
                                                                                              Investment Manager


Number of Limited Partners/Shareholders                                           6                    4                  16


Equity Ownership:  Concentrated or dispersed (excludes related parties)     Concentrated          Concentrated         Dispersed
    Shareholder or Limited Partner A                                           31.28%                14.68%             12.62%
    Shareholder or Limited Partner B                                           24.24%
    Shareholder or Limited Partner C                                           17.26%



                                                                         Class B:
Redemption Frequency                                                           Monthly             Quarterly           Quarterly
notice period                                                               30 days notice       60 days notice     30 days notice

                                                                         Class C:
Redemption Fee
within 12 months of investment                                                   N/A              2% - 6% (d)             2%
after 12 months of investment                                                    N/A                  N/A                 N/A

Redemption Fee
Increase                                                                         N/A                   No                 No
Decrease                                                                         N/A                   No                 No
Waived                                                                           N/A                Yes (GP)              No

Distributions in Kind                                                            No                   Yes                 Yes


Footnotes:

     (a) If a limited partner effects an early withdrawal, by withdrawing all or a portion of their profits or capital contributions prior to the date that is at least twelve months afte the date that they were admitted to the partnership, then in lieu of the General Partner's 20% profit allocation, the General Partner shall receive the early withdrawal fee of 3% of the withdrawn amount.
     (b)  May be imposed by the Fund at its sole discretion.
     (c) If a Limited Partner effects an Early Withdrawal by withdrawing all or a portion of his capital contributions, an Early Withdrawal fee equal to 3% of the withdrawn amount will be charged against the amount withdrawn by such Limited Partner and credited to the Partnership.
     (d) May be increased, decreased or waived at the sole discretion of the General Partner/Investment Manager.
     (e)  May be imposed at the sole discretion of the Fund.



                                                                    Attachment A

                                                                                 13                 14                   15
(All information as of December 31, 2005)
                                                                           Gabelli Global      GAMCO Telecom          GAMCO SRI
                                                                           Partners, Ltd.         Plus LP                Ltd
                                                                        ------------------------------------------------------------
General Partner, Co-General Partner, Investment Manager                    Co-Investment    General Partner and  Investment Manager
                                                                              Manager        Investment Manager


Number of Limited Partners/Shareholders                                           5                  -                    3
                                                                                            (all GP Investment)

Equity Ownership:  Concentrated or dispersed (excludes related parties)     Concentrated            N/A             Concentrated
    Shareholder or Limited Partner A                                           44.53%       (all GP Investment)        19.09%
    Shareholder or Limited Partner B
    Shareholder or Limited Partner C




Redemption Frequency                                                           Monthly           Quarterly            Quarterly
notice period                                                              30 days notice     30 days notice       30 days notice


Redemption Fee
within 12 months of investment                                                   2%                 N/A              2% - 6% (e)
after 12 months of investment                                                    N/A                N/A                1% (e)

Redemption Fee
Increase                                                                         No                 N/A            Yes (Directors)
Decrease                                                                         No                 N/A            Yes (Directors)
Waived                                                                           No                 N/A            Yes (Directors)

Distributions in Kind                                                            Yes                Yes                  Yes


Footnotes:

     (a) If a limited partner effects an early withdrawal, by withdrawing all or a portion of their profits or capital contributions prior to the date that is at least twelve months afte the date that they were admitted to the partnership, then in lieu of the General Partner's 20% profit allocation, the General Partner shall receive the early withdrawal fee of 3% of the withdrawn amount.
     (b)  May be imposed by the Fund at its sole discretion.
     (c) If a Limited Partner effects an Early Withdrawal by withdrawing all or a portion of his capital contributions, an Early Withdrawal fee equal to 3% of the withdrawn amount will be charged against the amount withdrawn by such Limited Partner and credited to the Partnership.
     (d) May be increased, decreased or waived at the sole discretion of the General Partner/Investment Manager.
     (e)  May be imposed at the sole discretion of the Fund.



                                                                    Attachment A

                                                                                 16                 17                 18
(All information as of December 31, 2005)
                                                                              Gabelli              Alce              Gabelli
                                                                          Umbrella Fund LP     Partners LP   Multimedia Partners LP
                                                                        ------------------------------------------------------------
General Partner, Co-General Partner, Investment Manager                 General Partner and     Co-General    General Partner and
                                                                        Investment Manager       Partner       Investment Manager


Number of Limited Partners/Shareholders                                          1                  22                  7


Equity Ownership:  Concentrated or dispersed (excludes related parties)     Concentrated        Dispersed           Dispersed
    Shareholder or Limited Partner A                                            100%              17.94%
    Shareholder or Limited Partner B
    Shareholder or Limited Partner C




Redemption Frequency                                                         Quarterly           Annually           Annually
notice period                                                              30 days notice     90 days notice     90 days notice


Redemption Fee
within 12 months of investment                                                  N/A                N/A                 N/A
after 12 months of investment                                                   N/A                N/A                 N/A

Redemption Fee
Increase                                                                        N/A                N/A                 N/A
Decrease                                                                        N/A                N/A                 N/A
Waived                                                                          N/A                N/A                 N/A

Distributions in Kind                                                           Yes                Yes                 Yes


Footnotes:

     (a) If a limited partner effects an early withdrawal, by withdrawing all or a portion of their profits or capital contributions prior to the date that is at least twelve months afte the date that they were admitted to the partnership, then in lieu of the General Partner's 20% profit allocation, the General Partner shall receive the early withdrawal fee of 3% of the withdrawn amount.
     (b)  May be imposed by the Fund at its sole discretion.
     (c) If a Limited Partner effects an Early Withdrawal by withdrawing all or a portion of his capital contributions, an Early Withdrawal fee equal to 3% of the withdrawn amount will be charged against the amount withdrawn by such Limited Partner and credited to the Partnership.
     (d) May be increased, decreased or waived at the sole discretion of the General Partner/Investment Manager.
     (e)  May be imposed at the sole discretion of the Fund.



                                                                    Attachment A

                                                                                 19                      20
(All information as of December 31, 2005)
                                                                                OpNet               New Century
                                                                             Partners LP        Capital Partners LP
                                                                        --------------------------------------------
General Partner, Co-General Partner, Investment Manager                  Co-General Partner      Co-General Partner
                                                                        (through interest in
                                                                        jointly owned advisor)

Number of Limited Partners/Shareholders                                          26                      18


Equity Ownership:  Concentrated or dispersed (excludes related parties)       Dispersed             Concentrated
    Shareholder or Limited Partner A                                           14.28%                  39.03%
    Shareholder or Limited Partner B
    Shareholder or Limited Partner C




Redemption Frequency                                                             N/A                 Quarterly
notice period                                                                                      30 days notice


Redemption Fee
within 12 months of investment                                                   N/A                    N/A
after 12 months of investment                                                    N/A                    N/A

Redemption Fee
Increase                                                                         N/A                    N/A
Decrease                                                                         N/A                    N/A
Waived                                                                           N/A                    N/A

Distributions in Kind                                                            Yes                     No


Footnotes:

     (a) If a limited partner effects an early withdrawal, by withdrawing all or a portion of their profits or capital contributions prior to the date that is at least twelve months afte the date that they were admitted to the partnership, then in lieu of the General Partner's 20% profit allocation, the General Partner shall receive the early withdrawal fee of 3% of the withdrawn amount.
     (b)  May be imposed by the Fund at its sole discretion.
     (c) If a Limited Partner effects an Early Withdrawal by withdrawing all or a portion of his capital contributions, an Early Withdrawal fee equal to 3% of the withdrawn amount will be charged against the amount withdrawn by such Limited Partner and credited to the Partnership.
     (d) May be increased, decreased or waived at the sole discretion of the General Partner/Investment Manager.
     (e)  May be imposed at the sole discretion of the Fund.

                                                                    Attachment B
Gabelli Associates Fund L.P.


Limitations on Withdrawals
--------------------------

Within 30 days after the end of each fiscal year of the Partnership, the Partnership will notify each Limited Partner as to the estimated amount of Partnership profit attributable to such Limited Partner for such fiscal year. A Limited Partner generally may withdraw all or a part of his profits for any fiscal year by giving prompt written notice to the Partnership after the end of such year; however, a Limited Partner may only withdraw his capital as of the last day of any fiscal year upon written notice, not later than 30 days prior to the end of such fiscal year, to the Partnership of his intention to so withdraw all of any part of his capital. Distribution of such Limited Partner's profits or capital need not be made until 90 days after the end of such fiscal year.

If a Limited Partner effects an Early Withdrawal by withdrawing all or a portion of his profits or capital contributions prior to the end of the first fiscal year of the Partnership that is at least 12 months after the date that the Limited Partner is first admitted to the Partnership, then in lieu of the General Partners' 20% profit allocation described above, the General Partners will receive the Early Withdrawal Fee, to be allocated to such Limited Partner, equal to 3% of the withdrawn amount.

Restricted Transferability of Limited Partnership Interests
-----------------------------------------------------------

Each investor must represent that he is acquiring his limited partnership interest for investment purposes only and not with a view to or for the purposes of resale, distribution or fractionalization thereof. The limited partnership interests that have been offered and sold and those being offered hereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities acts and are, therefore, subject to restrictions on transfer under those acts. The provisions of Rule 144 under the Securities Act will not be available for resales of the limited partnership interests being offered hereby. In addition, a Limited Partner may not sell, transfer or assign his interest in the Partnership other than pursuant to the terms of the Partnership Agreement. Transferability may also be subject to certain restrictions pursuant to exemptions in the various states where limited partnership interests are offered. Consequently, a Limited Partner cannot, in general, expect to liquidate his investment in the Partnership other than by withdrawing his capital, and by withdrawing from the Partnership, as of the end of a fiscal year.


Withdrawal of Capital; Termination of Interest in Partnership
-------------------------------------------------------------

Each Limited Partner may withdraw all or a portion of his capital from the Partnership as of the end of any fiscal year of the Partnership by giving written notice to the Partnership no later than 30 days preceding the date on which the Limited Partner seeks to withdraw. Capital withdrawals will be made on a "marked-to-market" basis, net of losses. In general, distribution of the amount credited to such Limited Partner's capital account or part thereof will be made within 90 days after the end of such fiscal year.

The interest of any Partner in the Partnership may be terminated with or without cause by the General Partners and such Partner may be required to withdraw from the Partnership as of the last day of any fiscal year. Subject to the restrictions noted above, distribution of the excluded Partner's capital account will be made within 15 days after the end of such fiscal year.

                                                                    Attachment B

Early Withdrawal Fee
--------------------

If a Limited Partner effects an Early Withdrawal by withdrawing all or a portion of his profits or capital contributions prior to the end of the first fiscal year of the Partnership that is at least 12 months after the date that the Limited Partner is first admitted to the Partnership, then in lieu of the General Partners' 20% profit allocation described above, the General Partners will receive the Early Withdrawal Fee, to be allocated to such Limited Partner, equal to 3% of the withdrawn amount.


Withdrawals by Limited Partners
-------------------------------

Within 30 days after the end of each fiscal year of the Partnership, the Partnership will notify each Limited Partner as to the estimated amount of the Remaining Net Economic Profit of such Limited Partner for such fiscal year. Each Limited Partner shall have the right, upon notice given to the Partnership not later than the 15th day after the posting of the foregoing notification, to receive all or any part of his Remaining Net Economic Profit as of the last day of such fiscal year. Distribution of such amount shall be made within 90 days after the end of such fiscal year, together with interest thereon from the last day of such fiscal year to the date of receipt at the three-month treasury bill rate determined at the last auction in the year of determination, unless the Capital Account of such Partner shows a loss for the first quarter of the next fiscal year, in which case the General Partners may withhold the amount of such loss from distribution.
(b) Upon written notice given to the Partnership not less than 30 days prior to the end of any fiscal year, a Limited Partner may withdraw all or any part of his Closing Capital Account as of the last day of such fiscal year. Distribution of the amount credited to such Limited Partner's Capital Account or part thereof shall be made within 90 days after the end of such fiscal year, together with interest thereon from the last day of such fiscal year to the date of receipt at the three-month treasury bill rate determined at the last auction in the year of determination.

Withdrawals of Net Profits by General Partners
----------------------------------------------

Within 30 days after the end of each fiscal year of the Partnership, the Partnership shall notify each General Partner as to the estimated amount of the Remaining Net Economic Profit of such General Partner for such fiscal year. Each General Partner shall have the right, upon notice given to the Partnership not later than the 15th day after the posting of the foregoing notification, to withdraw from his Capital Account, as of the last day of such fiscal year, all or any part of the amount of such remaining Net Economic Profit as finally determined pursuant to Section 4.05 hereof. Distribution of the amount of any such remaining Net Economic Profit or part thereof shall be made within 90 days after the end of such fiscal year and the Partnership's receipt of the General Partner's notice of withdrawal, together with interest thereon from the last day of such fiscal year to the date of receipt at the three-month treasury bill rate determined at the last auction in the year of determination; provided, however, that without the consent of the General Partners, no such withdrawal shall reduce such General Partner's Capital Account to an amount which shall be less than the original capital contribution made by such General Partner pursuant to
Section 4.01 hereof or Section 5.01 hereof.

Distributions
-------------

Any distribution, whether of profits or capital, may be made in cash or securities, as the General Partner may determine.

                                                                    Attachment B

Gabelli Associates Limited

Redemptions

     Upon 30 days' prior written notice, any holder of Common Stock may redeem all or any portion of his shares on the last day of any month at the net asset value per shares of the relevant class as of the close of business on such redemption date. The Fund may suspend the right of shareholders to redeem shares of the Fund's stock during certain periods.

     Any holder of Common Stock has the right, in accordance with and subject to the applicable provisions of the Articles of Association of the Fund and the laws of the British Virgin Islands, to have all or any portion of his shares redeemed on the last day of each month at net asset value per share of the relevant class as of the close of business on such redemption date (the "Redemption Price") (as determined in accordance with the valuation principles contained in the Articles of Association).

     In addition, if (i) the Investment Manager of the Fund should withdraw as investment manager, or (ii) the Investment Manager will no longer be primarily in charge of investment management for the Fund, then the Fund will give each shareholder notice of such event and the identity of the substituted investment manager within thirty (30) days. Upon receipt of such notice, a shareholder may redeem all of his shares within thirty (30) days after he has been given such notice from the Fund.

     The net asset value is computed after deduction of the accrued Fixed Fee and Incentive Fee payable to the Investment Manager attributable to the shares redeemed. The shareholder must request such redemption at least thirty days prior to the redemption date. Any shareholder redeeming shares which have been held by the shareholder for less than one year will be subject to a redemption charge of 2% of the Redemption Price. A redemption charge of 1% of the Redemption Price may be imposed by the Fund, in its sole discretion, on any shareholder redeeming shares which have been held by the shareholder for one year or more.

     Redemption requests may be made by facsimile with an original to follow promptly by courier. The Administrator will not remit redemption proceeds until an original, signed redemption request has been received the Administrator. However, if the shareholder has elected to have stock certificates sent to him rather than held for him by Fortis Prime Fund Solutions (Cayman) Limited, the redemption request must be accompanied by delivery to the Fund of the certificates for the shares to be redeemed, duly endorsed for transfer or accompanied by a proper instrument of transfer. If by courier, the shareholder's request should be made by letter addressed to the Fund, c/o Fortis Prime Fund Solutions (Cayman) Limited, P.O. Box 2003GT, Grand Pavillion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands, British West Indies. If by facsimile, to (345) 914-9903, Attention: Manager Shareholder Services. Payment in U.S. dollars of the Redemption Price (less any redemption charge) will be made as soon as practicable but in any event the shareholder will receive 90% of the Redemption Price (less any redemption charge) no later than thirty days following the date of redemption with the balance paid within sixty days of the redemption date. The Fund has the right to make payment on such redemption in securities owned by the Fund.

     If the Board of Directors determines that any of the representations given by any holder of Common Stock as set forth in the "Subscription Agreement and Revocable Proxy" were not true or have ceased to be true, the Fund may repurchase all or any part of his shares at a date specified in the notice of such repurchase by the Fund to the shareholder, which date shall be not less

                                                                    Attachment B

than ten nor more than sixty days from the date of such notice. In addition, the Fund shall be entitled to require the redemption of all or any part of a shareholder's Common Stock, with or without cause, as of the end of any fiscal quarter upon 20 days notice. Payment shall be made in accordance with the procedure applicable to stock which is redeemed at the request of the holder.

     The Board of Directors may suspend the right of the holders of the Fund's stock to require the Fund to redeem shares during any period when:

          (i) any stock exchange on which a substantial part of securities owned by the Fund are traded is closed, other than for ordinary holidays, or dealings thereon are restricted or suspended;

          (ii) there exists any state of affairs which constitutes a state of emergency as a result of which (1) disposal of a substantial part of the investments of the Fund would not be reasonably practical and might seriously prejudice the shareholders of the Fund or (2) it is not reasonably practicable for the Fund fairly to determine the value of its net assets;

          (iii) none of the requests for redemption which have been made may be lawfully satisfied by the Fund in U.S. dollars; or

          (iv) there is a breakdown in the means of communication normally employed in determining the prices of a substantial part of the investments of the Fund.

                                                                    Attachment B

Gabelli Associates Fund II L.P.

Limitations on Withdrawals
--------------------------

A Limited Partner may withdraw his capital as of the last day of any fiscal year upon written notice, not later than 30 days prior to the end of such fiscal year, to the Partnership of his intention to so withdraw all or any part of his capital. Distribution of such Limited Partner's profits or capital need not be made until 90 days after the end of such fiscal year.

If a Limited Partner effects an early withdrawal by withdrawing all or a portion of his profits or capital contributions during the period beginning on the date the Partner's capital account was established and ending on December 31 of the first full calendar year thereafter (an "Early Withdrawal"), then an Early Withdrawal fee, equal to 3% of the withdrawn amount, will be charged against the amount withdrawn by such Limited Partner and credited to the Partnership.

Required Withdrawals
--------------------

The interest of any Partner in the Partnership may be terminated with or without cause by the General Partner and such Partner may be required to withdraw from the Partnership, as of the last day of any fiscal year. Any such decision by the General Partner to terminate the interest of a Partner shall be given by written notice to such Partner.

Withdrawal of Capital; Termination of Interest in Partnership
-------------------------------------------------------------

Each Limited Partner may withdraw all or a portion of his capital from the Partnership as of the end of any fiscal year of the Partnership by giving written notice to the Partnership no later than 30 days preceding the end of the fiscal year. Capital withdrawals will be made on a "marked-to-market" basis, net of losses. In general, distribution of the amount credited to such Limited Partner's capital account or part thereof will be made within 90 days after the end of such fiscal year, without interest.

The interest of any Partner in the Partnership may be terminated with or without cause by the General Partner and such Partner may be required to withdraw from the Partnership as of the last day of any fiscal year. Subject to the restrictions noted above, distribution of the excluded Partner's capital account will be made within 15 days after the end of such fiscal year.

Early Withdrawal Fee
--------------------

If a Limited Partner effects an Early Withdrawal by withdrawing all or a portion of his capital contributions during such Partner's Lock-Up Period, an Early Withdrawal fee equal to 3% of the withdrawn amount will be charged against the amount withdrawn by such Limited Partner and credited to the Partnership.

Distributions
-------------

Any distribution, whether of profits or capital, may be made in cash or securities, as the General Partner may determine.

                                                                    Attachment B

GAMCO Performance Partners, L.P.

Withdrawals

     A Limited Partner will have the right to make a total or a partial withdrawal from its Capital Account, upon sixty (60) days' prior written notice to the General Partner, on the last Business Day of each calendar month or at such other times as the General Partner determines in its sole discretion (a
"Withdrawal Date") at the then current Net Asset Value less any applicable Performance Allocation as described herein. Subject to the Partnership's right to establish reserves, ninety percent (90%) of the amount being redeemed will be paid to the withdrawing Partner within thirty (30) days after the Withdrawal Date, with the balance payable within a reasonable time after the completion of the Partnership's year-end audit. Notwithstanding the foregoing, a Limited Partner will not be permitted to withdraw an amount which would decrease the aggregate net asset value of such Limited Partner's Interest below U.S.$5,000,000 without prior consent of the General Partner, which consent may be withheld in the General Partner's absolute discretion.

     In the event that a Limited Partner wishes to withdraw from its Capital Account within twelve (12) months or less of purchasing the Interests, such Limited Partner will be charged with a withdrawal fee equal to a minimum of two percent (2%) up to a maximum of six percent (6%) of the withdrawal amount (the "Withdrawal Fee") as determined in the General Partner's sole discretion. The Withdrawal Fee will be paid to the Partnership. The Withdrawal Fee may be waived with respect to any Limited Partner at the sole discretion of the General Partner.

     The General Partner may make withdrawals from its Capital Account at any time without notice to the Limited Partners and may withdraw as the
Partnership's general partner without notice to the Limited Partners. The General Partner has the right to require a compulsory withdrawal of all or part of a Limited Partner's Interest in the Partnership for any or no reason and in order to comply with applicable regulatory requirements. If the General Partner forces a Limited Partner to withdraw, then such withdrawal will not be subject to a Withdrawal Fee.

     In circumstances where the Partnership is unable to liquidate securities positions in an orderly manner in order to fund withdrawals, or where the value of the net assets and liabilities of the Partnership cannot reasonably be determined, the Partnership may take longer than thirty (30) days to effect settlement of ninety percent (90%) of a Limited Partner's withdrawal amount or it may even suspend withdrawals. Notwithstanding anything to the contrary, the Partnership may take up to one hundred and twenty (120) days to effect settlement of ninety percent (90%) of a Limited Partner's withdrawal amount (i) with regard to withdrawals made by Limited Partners as of the end of each fiscal year or (ii) if the Partnership receives withdrawal requests from Limited Partners for an aggregate amount which exceeds thirty percent (30%) of the Partnership's Net Asset Value as determined at the time of such redemption requests or as of each Withdrawal Date, whichever is less.

     The General Partner may withhold a portion of any proceeds of withdrawals if necessary to comply with applicable regulatory requirements. In addition, the Partnership, in the General Partner's sole discretion, may settle any given withdrawal, in whole or in part, in cash or in kind.

                                                                    Attachment B

GAMCO Performance Partners, Ltd.

Redemptions

     A Shareholder generally will have the right to redeem some or all of its Shares, upon sixty (60) days' prior written notice, on the last Business Day of each calendar month, or at such other times as the Directors determine at their discretion (a "Redemption Date") at the then current Net Asset Value (as defined herein), less any applicable Performance Fees as described below.

     Subject to the Fund's right to establish reserves, at least ninety (90) percent of the amount being redeemed will be paid to the redeeming Shareholder within thirty (30) days after the Redemption Date, with the balance payable within a reasonable time after the completion of the Fund's fiscal year-end audit.

     In the event that a  Shareholder  wishes to redeem its Shares within twelve
(12) months or less of purchasing the Shares, such Shareholder may be charged with a redemption fee equal to a minimum of two percent (2%) up to a maximum of six percent (6%) of the redemption amount (the "Redemption Fee"). The Redemption Fee will be paid to the Fund. The Redemption Fee may be increased, decreased, or waived with respect to any Shareholder at the sole discretion of the Directors.

     The Directors have the right to require a compulsory redemption of all or part of the Shareholder's Shares in the Fund at the end of each calendar month, upon at least five (5) days' prior written notice, for any reason or no reason, if the Directors determine that such redemption is in the best interest of the Fund.

     The Fund, in the Directors' sole discretion, may settle redemptions in cash or in kind or partially in cash and partially in kind and provide for liquidation using a liquidation trust or similar structure. A redemption notice, once made, may not be cancelled without the Directors' consent to such cancellation. There may be additional conditions that attach to the redemption of Shares.

                                                                    Attachment B

Gabelli European Partners, L.P.

Withdrawals

     Generally, Limited Partners have the right, upon thirty (30) days' prior written notice to the General Partner, to make a partial or total withdrawal from their Capital Account as of the last Business Day of each calendar quarter or at such other times the General Partner determines at its discretion (the "Withdrawal Date"). In the event that a Limited Partner withdraws capital from the Partnership within twelve (12) months or less of contributing such capital to the Partnership, such Limited Partner will be charged a two percent (2%) withdrawal fee (the "Withdrawal Fee") at the time of such withdrawal. The Withdrawal Fee will be paid to the Partnership. The withdrawal amount shall be calculated based upon the relevant Class's Net Asset Value (as defined herein) on the corresponding Withdrawal Date. Notwithstanding the foregoing, a Limited Partner will not be permitted to withdraw an amount which would decrease the remaining balance of such Limited Partner's Capital Account below $500,000 without the prior consent of the General Partner, which consent may be arbitrarily withheld. Subject to the General Partner's right to establish reserves, ninety percent (90%) of the amount being withdrawn will be paid to the withdrawing Partner within thirty (30) days after the Withdrawal Date (except as provided below regarding Private Investments), the balance payable within a reasonable time after the completion of the Partnership's year-end audit.

     In circumstances where the Partnership is unable to liquidate securities positions in an orderly manner in order to fund withdrawals, or where the value of the assets and liabilities of the Partnership cannot reasonably be determined, the Partnership may take longer than thirty (30) days to effect settlements of withdrawals or may even suspend withdrawals. Notwithstanding anything to the contrary, (i) if the Partnership receives withdrawal requests for an aggregate amount which exceeds thirty percent (30%) of the Partnership's Net Asset Value as determined at the time of such withdrawal requests or as of each Withdrawal Date, whichever is less, and/or (ii) with regard to withdrawals made as of the end of each calendar year, the Partnership may take up to one hundred and twenty (120) days to effect settlements of withdrawal proceeds. In addition, the Partnership may extend the duration of the withdrawal notice period beyond thirty (30) days if the General Partner deem such an extension as being in the best interest of the Partnership and the non-withdrawing Limited Partners.

     If a portion of a withdrawing Partner's Capital Account consists of an ownership interest of a Private Investment or of a Valued Private Investment, the General Partner, in its sole discretion, may (i) distribute an allocable portion of the book value of such Private Investment or the last Ascertainable Value of such Valued Private Investment, as the case may be (the "Private Investment Withdrawal Amount"), to such Partner, in which case the Capital Accounts of the remaining Partners, with respect to the same Class, participating in such Private Investment or Valued Private Investment will be debited with their pro rata share of the Private Investment Withdrawal Amount and their respective Sub-Accounts will be credited with their pro rata share of the portion of the Private Investment or Valued Private Investment, as the case may be, of the withdrawing Partner or (ii) choose not to distribute such Interest(s) in such Investment(s) to the withdrawing Partner until such Investment(s) are liquidated from the Partnership's portfolio and may hold that portion of such Investment(s) attributable to such withdrawing Partner's Capital Account in a liquidating trust which will continue as a Sub-Account of such Partner.

     The General Partner has the right to require a compulsory withdrawal of all or part of a Limited Partner's Interest in the Partnership for any reason or no reason.

                                                                    Attachment B

     The General Partner may withdraw all or part of its Capital Account at any time without notice to the Limited Partners.

     The Partnership in its discretion may settle withdrawals in kind.

     For  additional  rights,  terms,   conditions  and  requirements  regarding
withdrawals, see the Partnership Agreement.

Gabelli European Partners, Ltd.

Redemptions

     Except as provided herein, a Shareholder has a right to redeem its Shares as of the last Business Day of each calendar month, or at such other times as the Fund determines in its sole discretion (the "Redemption Date"), at a price per Share that is equal to the then current Net Asset Value per Share (as defined herein) for the relevant Series. Thirty (30) days' prior written notice by a Shareholder is required for any redemption request made by such Shareholder. Notwithstanding the foregoing, a Shareholder will not be permitted to withdraw an amount which would decrease the net asset value of such Shareholder's Shares below (euro)500,000 without prior consent of the Investment Advisor, which consent may be withheld in its absolute discretion, without assigning any reason therefor.

     In the event that a Shareholder redeems Shares within twelve (12) months or less of purchasing such Shares, such Shareholder will be charged with a redemption fee (the "Redemption Fee") equal to two percent (2%) of the redemption proceeds. The Redemption Fee will be paid to the Fund.

     Subject to the Fund's right to establish reserves, ninety percent (90%) of the redemption proceeds will be paid to the redeeming Shareholder within thirty
(30) days after the corresponding Redemption Date, with the balance payable within a reasonable time after the completion of the Fund's year-end audit. In circumstances in which the Fund is unable to liquidate securities positions in an orderly manner in order to fund redemptions or when the value of the assets and liabilities of the Fund cannot reasonably be determined, the Fund may take longer than thirty (30) days to effect settlements of ninety percent (90%) of a Shareholder's redemption proceeds or it may even suspend redemptions. See "SHARES OF THE FUND -Temporary Suspension of Dealings." Notwithstanding anything to the contrary, (i) in the event that the Fund receives redemption requests from Shareholders for an aggregate amount which exceeds thirty percent (30%) of the Fund's Net Asset Value as determined at the time of such redemption requests or as of each Redemption Date, whichever is less, and/or (ii) with regard to redemptions by Shareholders made as of the end of each fiscal year, the Fund may take up to one hundred and twenty (120) days to effect settlements of ninety percent (90%) of a Shareholder's redemption proceeds. Furthermore, redemptions are subject to the Fund's discretion to establish reserves.

     Redemptions of Shares will ordinarily be made in Euros, but, in extraordinary circumstances, the Fund may pay redemption proceeds in kind or partially in cash and partially in kind. Cash redemptions will be remitted by wire transfer to an account designated by the Shareholder at the Shareholder's bank as specified by the Shareholder's written redemption notice. A Shareholder has no rights with regard to Shares to be redeemed after the close of business on the date as of which the redemption price was calculated, except to receive the redemption price therefor.

     The Fund, acting by the Board, in its sole discretion, has the right to require the compulsory redemption of any or all Shares held by a Shareholder without assigning any reason therefor. Compulsory redemptions will be made at the then current Net Asset Value per Share (as defined herein) for the relevant Class or Series of Shares as of the last Business Day of the month in which such notice of redemption is issued to the Shareholder.

                                                                    Attachment B

     If redemption requests in respect of a particular Redemption Date, in their aggregate, exceed an amount that in the opinion of the Board, in its sole discretion, if effected, would cause the Fund to suffer a materially adverse effect, the Board will be entitled to suspend such redemptions for such period or periods as the Board may determine.

Private Investments. If a Shareholder's redemption request includes Shares attributable to a Private Investment, the Fund may (i) choose not to redeem such Shares until the Investment Advisor, in its sole discretion, liquidates such Private Investment or otherwise determines to distribute the same to the redeeming Shareholder or (ii) to redeem such Shares in accordance with their book value or the last Ascertainable Value, as the case may be, by compulsory redemption Class A or Class AA Shares, as the case may be, of the remaining Shareholders owning an interest in such Private Investment, in an amount corresponding to such Shareholders' pro rata interest in the Private Investment and distribute the withdrawing Shareholder's Shares with respect to such Private Placement to such remaining Shareholders pro rata. The number of Shares attributed to such Private Investment to be distributed to each such remaining Shareholder will be determined by dividing the number of Shares held by such Shareholder with respect to such Private Investment prior to the distribution of Shares following the redemption, by the total number of such Shares held by non-redeeming Shareholders and multiplying the result by the number of Shares to be distributed to the non-redeeming Shareholders following such redemption.

                                                                    Attachment B

Gabelli Japanese Value Partners L.P.

Withdrawals

     A Limited Partner will have the right to make a total or a partial withdrawal from its Capital Account, or Capital Accounts, as the case may be, upon sixty (60) days' prior written notice to the General Partner, on the last Business Day of each calendar month or at such other times as the General Partner determines in its sole discretion (a "Withdrawal Date") at the then current Net Asset Value of the respective Class or Classes (as the case may be) less any applicable Performance Allocation as described herein. Subject to the Partnership's right to establish reserves, ninety (90) percent of the amount being redeemed will be paid to the withdrawing Partner within thirty (30) days after the Withdrawal Date, with the balance payable within a reasonable time after the completion of the Partnership's year-end audit. Notwithstanding the foregoing, a Limited Partner will not be permitted to withdraw an amount which would decrease the aggregate net asset value of such Limited Partner's Interest below U.S.$5,000,000 or the Yen equivalent thereof, without prior consent of the General Partner, which consent may be withheld in the General Partner's absolute discretion.

     In the event that a Limited Partner wishes to withdraw from its Capital Account, or Capital Accounts (as the case may be) within twelve (12) months or less of purchasing the Interests, such Limited Partner will be charged with a minimum withdrawal fee (the "Withdrawal Fee") equal to three percent (3%) of the withdrawal amount. The Withdrawal Fee will be paid to the Partnership. The Withdrawal Fee may be waived, decreased or increased above the 3% with respect to any Limited Partner at the sole discretion of the General Partner.

     The General Partner may make withdrawals from its Capital Account or Capital Accounts (as the case may be) at any time without notice to the Limited Partners and may withdraw as the Partnership's general partner without notice to the Limited Partners. The General Partner has the right to require a compulsory withdrawal of all or part of a Limited Partner's Interest in the Partnership for any or no reason and in order to comply with applicable regulatory requirements. Any compulsory withdrawal is not subject to the Withdrawal Fee.

     In circumstances where the Partnership is unable to liquidate securities positions in an orderly manner in order to fund withdrawals, or where the value of the net assets and liabilities of the Partnership cannot reasonably be determined, the Partnership may take longer than thirty (30) days to effect settlements of ninety percent (90%) of a Limited Partner's withdrawal amount or it may even suspend withdrawals. Notwithstanding anything to the contrary, the Partnership may take up to one hundred and twenty (120) days to effect settlements of ninety percent (90%) of a Limited Partner's withdrawal amount (i) with regard to withdrawals made by Limited Partners as of the end of each fiscal year or (ii) if the Partnership receives withdrawal requests from Limited Partners for an aggregate amount which exceeds thirty percent (30%) of the Partnership's Net Asset Value as determined at the time of such redemption requests or as of each Withdrawal Date, whichever is less.

     The General Partner may withhold a portion of any proceeds of withdrawals if necessary to comply with applicable regulatory requirements. In addition, the Partnership, in the General Partner's sole discretion, may settle any given withdrawal, in whole or in part, in cash or in kind.

                                                                    Attachment B

Gabelli Japanese Value Partners Ltd.

Redemptions

     Shareholders have the right to redeem some or all of their Shares upon sixty (60) days' prior written notice to the Fund, on the last Business Day of each calendar month or at such other times as the Directors determine at their discretion (a "Redemption Date"), at the then current Net Asset Value per Share of the relevant Series, less any applicable Performance Fees. Subject to the Directors' right to establish reserves, at least ninety percent (90%) of the amount being redeemed will be paid to the redeeming Shareholder within thirty
(30) days after the redemption date, with the balance payable within a reasonable time after the completion of the Fund's year-end audit. The Fund shall have the right to require the compulsory redemption of all Shares held by a Shareholder for any reason. In circumstances where the Fund is unable to liquidate securities positions in an orderly manner in order to fund redemptions or where the value of the assets and liabilities of the Fund cannot reasonably be determined, the Fund may take longer than thirty (30) days to effect settlements of redemptions or it may even suspend redemptions. In addition, the Fund may withhold a portion of any redemption if necessary to comply with applicable regulatory requirements.

     In the event that a  Shareholder  wishes to redeem its Shares within twelve
(12) months or less of purchasing the Shares, such Shareholder will be charged with a minimum redemption fee (the "Redemption Fee") equal to three percent (3%) of the redemption amount. The Redemption Fee will be paid to the Fund. The Redemption Fee may be increased or decreased with respect to any Shareholder at the discretion of the Directors.

     Redemptions of Shares will ordinarily be made in Japanese Yen, U.S. Dollars or Euro, as the case may be, but the Fund may pay redemption proceeds in cash or in kind or partially in cash and partially in kind. An in kind distribution to a Shareholder of a particular security does not need to be made pro rata to such Shareholder's indirect ownership of such security. In the event the Fund issues one or more Classes of Shares denominated in a currency other than U.S. dollars, the Fund may pay redemption proceeds in the currency in which such Shares are denominated. Cash redemptions will be remitted by wire transfer to an account designated by the Shareholder at the Shareholder's bank as specified by the Shareholder's written redemption notice. A Shareholder has no rights with regard to Shares to be redeemed after the close of business on the relevant Redemption Date, except to receive the redemption proceeds with respect to such Shares.

     If redemption requests in respect of a particular Redemption Date, in their aggregate, exceed an amount that in the opinion of the Board, in its sole discretion, if effected, would cause the Fund to suffer a materially adverse effect, the Board will be entitled to suspend such redemptions for such period or periods as the Board may determine.

     There may be additional conditions attached to redemption of Shares. Such conditions, if any, will be set forth in the relevant Share Class Supplement.

                                                                    Attachment B

Gabelli International Gold Fund Ltd.

Redemptions:
------------

The Class B Shares are redeemable at the option of the holder on a monthly basis at a price based upon the Class B Net Asset Value per Share for the relevant Series. Whilst the issuance of Class C Shares has been suspended indefinitely by the Company, the Class C Shares currently in issue will be redeemable at the option of the holder on a daily basis at a price based upon the Class C Net Asset Value per Share for the relevant Series.

Procedure for Redemptions
-------------------------

Each Series of Class B Shares and Class C Shares may be redeemed at a price denominated in US dollars equal to the Net Asset Value per Share for the relevant Series on the Redemption Dealing Day (as hereinafter defined for each Series of a Class) upon receipt of written notice prior to or on the Notice Date (as hereinafter defined for each Series of a Class) subject to the discretion of the Board of Directors to waive such notice. The Redemption Dealing Day for each Series of Class B Shares shall be the first business day of each month and the Notice Date for each Series of Class B Shares shall be thirty (30) days prior to the relevant Redemption Dealing Day. Whilst the issuance of Class C Shares has been suspended indefinitely by the Company, the Redemption Dealing Day for each Series of Class C Shares currently in issue shall be any business day and the Notice Date for each Series of the Class C Shares shall be one (1) day prior to the relevant Redemption Dealing Day. Requests for redemption should be sent to the Company's Administrator who will redeem the Shares on the Redemption Dealing Day. 100% of the redemption proceeds will be paid in U.S. dollars within seven
(7) business days of the Dealing Day. The Class B Shares and Class C Shares redeemed must have a minimum value of US$250,000 or US$1,000,000 respectively, subject to the discretion of the Board of Directors to permit redemptions of lesser amounts. If redemption would cause the value of the Class B Shares and Class C Shares held by a Shareholder to fall below US$250,000 or US$1,000,000 respectively, or such minimum amount as determined by the Board of Directors, then the Board has the right to compel redemptions of all Shares held by such Shareholder.

Shareholders should complete the form on the reverse of the share certificate and send the same to the Registrar in Bermuda.

Requests for redemption received after 5.00 pm (Bermuda time) on the Notice Date will be treated as a request for redemption on the next Redemption Dealing Day.

Payment of redemption proceeds will be made by cheque in US Dollars and dispatched by post (at the risk of the shareholder) to the shareholder's registered address. Payment for the redemption of the Shares may also be made by draft or telegraphic transfer.

The Manager may elect to purchase Shares offered for redemption at a price equal to their Net Asset Value rather than requiring the Company to redeem them.

Under Bermuda law, the Company cannot redeem its Ordinary Shares if to do so would result in the share capital being less than the required minimum of US$1.

                                                                    Attachment B

Suspension of Dealings
----------------------

The Directors may declare a suspension of dealings in certain circumstances as described in Section 3 under "General Information". No Shares will be issued or redeemed during such period of suspension.

Subscription and Redemption Prices
----------------------------------

The Bye-laws provide that any certificate as to the Net Asset Value of a Class or Series and/or the Subscription Price and/or Redemption Price per Class B Share or Class C Share given in good faith by or on behalf of the Directors is binding on all parties.

                                                                    Attachment B

GAMA Select Energy Fund, L.P.

Withdrawals


A limited partner may withdraw all or a portion of his capital account as of the last Business Day of each calendar quarter pursuant to written notice that must be received by the Partnership at least 60 days prior to the withdrawal (i.e., 60 days prior to the relevant quarter end). In the event that a limited partner wishes to withdraw all or a portion of a particular capital contribution within twelve (12) months or less of making such contribution, such limited partner will be charged with a withdrawal fee equal to a minimum of two percent (2%) up to a maximum of six percent (6%) of the withdrawal amount (the "Withdrawal Fee") as determined in the General Partner's sole discretion. The Withdrawal Fee will be paid to the Partnership. The Withdrawal Fee may be waived with respect to any limited partner at the sole discretion of the General Partner. Notwithstanding the foregoing, a limited partner will not be permitted to withdraw an amount which would decrease the aggregate net asset value of such limited partner's capital account below $1,000,000 without the prior consent of the General Partner, which consent may be withheld in the General Partner's absolute discretion.

In general, upon a limited partner's retirement from the Partnership, at least 90% of the amount of the estimated value of the limited partner's capital account as of the date of retirement will be paid within 30 days after the date of retirement. The balance, if any, will be paid promptly after the General Partner has determined the capital accounts of the partners as of such date (which in the General Partner's discretion may be after the Partnership's independent public accountants have completed their examination of the Partnership's financial statements). Limited partners who make partial withdrawals will be paid as promptly as practicable, generally within 30 days. Payments on withdrawal will generally be made in cash or, at the discretion of the General Partner, in kind or through a liquidating account mechanism as further described in Section 7 below.

Notwithstanding the foregoing, the General Partner, in its sole discretion, may waive or modify any terms related to withdrawals for a limited partner pursuant to a written agreement with the limited partner.


Distributions in Cash or In Kind

     Distributions to a partner on withdrawal or retirement generally will be made in cash; however, at the discretion of the General Partner, such distributions may be made in securities (including short positions) selected by the General Partner or partly in cash and partly in securities selected by the General Partner. If the General Partner determines to distribute securities in kind, such securities may be distributed directly to the withdrawing partner or alternatively, distributed or allocated to a liquidating trust or liquidating account and sold by the Partnership for the benefit of the withdrawing partner, in which case (i) payment to such partner of that portion of his withdrawal attributable to such securities will be delayed until such time as such securities can be liquidated, and (ii) the amount otherwise due such partner will be increased or decreased to reflect the performance of such securities through the date on which the liquidation of such securities is effected.

                                                                    Attachment B

Suspension of Withdrawals

     The General Partner may declare a suspension of withdrawals or the payment of withdrawal proceeds for the whole or any part of any period when:

          (i) any exchange or market on which a substantial part of securities owned by the Partnership or Master Fund are traded is closed, otherwise than for ordinary holidays, or dealings thereon are restricted or suspended;

          (ii) there exists any state of affairs which constitutes a state of emergency or period of extreme volatility or illiquidity as a result of which (a) disposal of a substantial part of the investments of the Partnership or Master Fund would not be reasonably practicable or might seriously prejudice the limited partners of the Partnership or (b) it is not reasonably practicable for the Partnership or the Master Fund to determine fairly the value of its net assets; or

          (iii) the Master Fund  suspends  redemptions  for reasons set forth in
               (i) or (ii) above.

                                                                    Attachment B

Gemini Global Partners, L.P.

Withdrawals

     Generally, Limited Partners have the right, upon thirty (30) days' prior written notice to the General Partners, to make a partial or total withdrawal from their Capital Account as of the last Business Day of each calendar quarter or at such other times the General Partners determine at their discretion (the "Withdrawal Date"). In the event that a Limited Partner withdraws capital from the Partnership within twelve (12) months or less of contributing such capital to the Partnership, such Limited Partner will be charged a two percent (2%) withdrawal fee (the "Withdrawal Fee") at the time of such withdrawal. The Withdrawal Fee will be paid to the Partnership. The withdrawal amount shall be calculated based upon the Partnership's Net Asset Value (as defined herein) on the corresponding Withdrawal Date. Notwithstanding the foregoing, a Limited Partner will not be permitted to withdraw an amount which would decrease the remaining balance of such Limited Partner's Capital Account below $500,000 without the prior consent of the General Partners, which consent may be arbitrarily withheld. Subject to the General Partners' right to establish reserves, ninety percent (90%) of the amount being withdrawn will be paid to the withdrawing Partner within thirty (30) days after the Withdrawal Date (except as provided below regarding Private Investments), the balance payable within a reasonable time after the completion of the Partnership's year-end audit.

     In circumstances where the Partnership is unable to liquidate securities positions in an orderly manner in order to fund withdrawals, or where the value of the assets and liabilities of the Partnership cannot reasonably be determined, the Partnership may take longer than thirty (30) days to effect settlements of withdrawals or may even suspend withdrawals. Notwithstanding anything to the contrary, (i) if the Partnership receives withdrawal requests for an aggregate amount which exceeds thirty percent (30%) of the Partnership's Net Asset Value as determined at the time of such withdrawal requests or as of each Withdrawal Date, whichever is less, and/or (ii) with regard to withdrawals made as of the end of each calendar year, the Partnership may take up to one hundred and twenty (120) days to effect settlements of withdrawal proceeds. In addition, the Partnership may extend the duration of the withdrawal notice period beyond thirty (30) days if the General Partners deem such an extension as being in the best interest of the Partnership and the non-withdrawing Limited Partners.

     If a portion of a withdrawing Partner's capital consists of an ownership interest of a Private Investment or of a Valued Private Investment, the General Partners, in their sole discretion, may (i) distribute an allocable portion of the book value of such Private Investment or the last Ascertainable Value of such Valued Private Investment, as the case may be (the "Private Investment Withdrawal Amount"), to such Partner, in which case the Capital Accounts of the remaining Partners participating in such Private Investment or Valued Private Investment will be debited with their pro rata share of the Private Investment Withdrawal Amount and their respective Sub-Accounts will be credited with their pro rata share of the portion of the Private Investment or Valued Private Investment, as the case may be, of the withdrawing Partner or (ii) choose not to distribute such Interest(s) in such Investment(s) to the withdrawing Partner until such Investment(s) are liquidated from the Partnership's portfolio and may hold the withdrawing Partner's assets attributable to such Investment(s) in a liquidating trust which will continue as a Sub-Account of such Partner.
The General Partners have the right to require a compulsory withdrawal of all or part of a Limited Partner's Interest in the Partnership for any reason or no reason. The General Partners may withdraw all or part of their Capital Accounts at any time without notice to the Limited Partners. The Partnership in its discretion may settle withdrawals in kind.

                                                                    Attachment B

Gabelli Global Partners Ltd.

Redemptions

     Except as provided herein, a Shareholder has a right to redeem its Shares as of the last Business Day of each calendar month, or at such other times as the Fund determines in its sole discretion (the "Redemption Date"), at the then current Net Asset Value per Share for the relevant Class or Series, as the case may be. Notwithstanding the foregoing, a Shareholder will not be permitted to withdraw an amount which would decrease the aggregate net asset value of such Shareholder's Shares below $500,000, without prior consent of the Investment Advisors, which consent may be withheld in their absolute discretion without assigning any reason therefor. In the event that a Shareholder redeems its Shares within twelve (12) months or less of purchasing such Shares, such Shareholder will be charged with a redemption fee (the "Redemption Fee") equal to two percent (2%) of the redemption proceeds. The Redemption Fee will be paid to the Fund. Thirty (30) days' prior written notice is required for any redemption. Subject to the Fund's right to establish reserves, ninety percent (90%) of the redemption proceeds will be paid to the redeeming Shareholder within thirty (30) days after the corresponding Redemption Date, with the balance payable within a reasonable time after the completion of the Fund's year-end audit. In circumstances where the Fund is unable to liquidate securities positions in an orderly manner in order to fund redemptions, or when the value of the assets and liabilities of the Fund cannot reasonably be determined, the Fund may take longer than thirty (30) days to effect settlements of ninety percent (90%) of a Shareholder's redemption proceeds or it may even suspend redemptions. Notwithstanding anything to the contrary,

i) in the event that the Fund receives redemption requests from Shareholders for an aggregate amount which exceeds thirty percent (30%) of the Fund's Net Asset Value as determined at the time of such redemption requests or as of each Redemption Date, whichever is less, and/or

ii) with regard to redemptions by Shareholders made as of the end of each fiscal year, the Fund may take up to one hundred and twenty (120) days to effect settlements of ninety percent (90%) of a Shareholder's redemption proceeds. The Fund may require the compulsory redemption of any or all of the Shares held by a Shareholder at the price per Share equal to the then prevailing Net Asset Value per Share for the relevant Series of Shares. The Fund, in its discretion, may settle redemptions in kind for all redemptions made on a given Redemption Date.

     When Shares are redeemed, Performance Fees that have been accrued as of the Redemption Date will be calculated and deducted from the redemption proceeds.

     Private Investments. If a Shareholder's redemption request includes Shares attributable to a Private Investment, the Fund may (i) choose not to redeem such Shares until the Investment Advisors, in their sole discretion, liquidate such Private Investment or otherwise determine to distribute the same to the redeeming Shareholder or (ii) redeem such Shares in accordance with their book value or the last Ascertainable Value, as the case may be, by compulsory

                                                                    Attachment B

redemption of Class A or Class B Shares, as the case may be, of the remaining Shareholders owning an interest in such Private Investment, in an amount corresponding to such Shareholders' pro rata interest in the Private Investment and distribute the withdrawing Shareholder's Shares with respect to such Private Placement to such remaining Shareholders pro rata.


GAMCO Telecom Plus, L.P.

     Limited Partners have the right, upon thirty (30) days' prior written notice to the Sub-Administrator, to make a partial or total withdrawal from their Capital Accounts as of the last Business Day of each calendar quarter. The withdrawal amount will be calculated based upon the Partnership's Net Asset Value (as defined herein) on the corresponding effective date of the withdrawal (the "Withdrawal Date"). Each withdrawing Limited Partner will receive, at the General Partner's sole discretion, ninety percent (90%) of its estimated withdrawal amount within thirty (30) days after its Withdrawal Date, and the balance of the withdrawal amount payable within a reasonable time after the completion of the Partnership's year-end audit for the year in which the withdrawal occurred. A withdrawal request, once made, will be irrevocable and may not be withdrawn except with the consent of the General Partner. The General Partner may shorten the notice period on a case-by-case basis in its sole discretion.

The General Partner and its principals and employees may make withdrawals from their Capital Account at any time without notice to the Limited Partners.

In circumstances where the Partnership is unable to liquidate securities positions in an orderly manner in order to fund withdrawals, or where the value of the net assets and liabilities of the Partnership cannot reasonably be determined, the Partnership may take longer than the aforementioned time periods to effect settlements of withdrawals. In addition, the Partnership may extend the duration of the withdrawal notice period if the General Partner deems such an extension as being in the best interest of the Partnership and the non-withdrawing Limited Partners.

The Partnership may withhold a portion of any proceeds of withdrawals if necessary to comply with applicable regulatory requirements. In addition, the Partnership, in the General Partner's sole discretion, may settle any given withdrawal, in whole or in part, in kind.

The General Partner has the right to require a compulsory withdrawal of all or part of a Limited Partner's Interest in the Partnership and may withdraw as the Partnership's general partner without notice to the Limited Partners.

For additional rights, terms, conditions and requirements regarding withdrawals, see "WITHDRAWALS" and the Partnership Agreement.

                                                                    Attachment B

GAMCO SRI Partners, Ltd.

Redemptions

General
-------

     Any holder of Common Shares has the right, in accordance with and subject to the applicable provisions of the Articles of Association of the Fund and the laws of the Cayman Islands, to have all or a portion of his Common Shares redeemed as of the last day of each calendar quarter on 30 days' prior written notice; provided, however, that in the event a shareholder redeems Common Shares within one year of becoming a shareholder, a redemption charge of 2% up to a maximum of 6% of the amount redeemed may be imposed by the Fund, in its sole discretion, on any such shareholder. A redemption charge of 1% of the Redemption Price may be imposed by the Fund, in its sole discretion, on any Shareholder redeeming shares which have been held by such shareholder for one year or more. Any redemption charges imposed shall be deducted from the Redemption Price payable  to the  redeeming  shareholder  and  shall  be  retained  by the  Fund.
Notwithstanding the foregoing, the Directors (in consultation with the Investment Manager) at their sole discretion, may waive the notice provisions and otherwise modify the conditions relating to redemption with regard to any shareholder. Common Shares will be redeemed at the net asset value per share of the relevant series and class as of the close of business on such redemption date (the "Redemption Price") (as determined in accordance with the applicable redemption provisions set forth in the Articles of Association).

     Payment of the Redemption Price to a shareholder may be subject to the retention of a reserve for Fund liabilities as provided in the Articles of Association. If the reserve (or portion thereof) is later determined by the Fund to have been in excess of the amount required, the proportionate amount of such excess shall be returned to each shareholder with interest thereon at the brokers' call rate charged from time to time by the Fund's principal broker.

     Redemption requests must be made by overnight courier or facsimile (with original to follow promptly by overnight courier). However, if the shareholder has elected to have share certificates sent to him, the redemption request must be accompanied by delivery to the Fund of the certificates for the shares to be redeemed. If by overnight courier, the shareholder's request should be made by letter addressed to GAMCO SRI Partners, Ltd., c/o Fortis Prime Fund Solutions (Cayman) Limited P.O. Box 2003 GT, Grand Pavillion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands, British West Indies and if by facsimile the request should be sent to: (345) 914-9903, Attention: Manager Shareholder Services, with the original to follow promptly by overnight courier (payment will not be made until the original redemption request is received by overnight courier).

     Payment of the Redemption Price (less any redemption charge) will be made as soon as practicable but, except in cases where share certificates are not delivered, a shareholder who is making a complete redemption will receive at least 90% of the Redemption Price no later than thirty (30) days following the date of redemption. Promptly after the Fund has determined the net asset value of the Common Shares as of the date of redemption (which in the Fund's discretion may be after the Fund's independent public accountants have completed their examination of the Fund's annual financial statements), the Fund will pay to such shareholder the balance, if any, of the amount to which such shareholder is entitled, or such shareholder will be obligated to repay the Fund the excess, if any, of the amount previously paid over the amount to which such shareholder is entitled. Redemption payments will be made in cash (in U.S. dollars) or, in

                                                                    Attachment B

the discretion of the Fund, in securities or partly in cash and partly in securities, as further described below. Any portion of the Redemption Price not paid within thirty (30) days following the effective date of the redemption will earn interest from the effective date computed at an annual rate equal to the brokers' call rate charged by the Fund's principal broker on the effective date of redemption. Partial redemptions generally will be paid within thirty (30) days.

                                                                    Attachment B

Gabelli Umbrella Fund L.P.

Withdrawals

     Limited Partners have the right, upon thirty (30) days' prior written notice to the Sub-Administrator, to make a partial or total withdrawal from their Capital Accounts as of the last Business Day of each calendar quarter. The withdrawal amount will be calculated based upon the Partnership's Net Asset Value (as defined herein) on the corresponding effective date of the withdrawal (the "Withdrawal Date"). Each withdrawing Limited Partner will receive, at the General Partner's sole discretion, ninety percent (90%) of its estimated withdrawal amount within thirty (30) days after its Withdrawal Date, and the balance of the withdrawal amount payable within a reasonable time after the completion of the Partnership's year-end audit for the year in which the withdrawal occurred. A withdrawal request, once made, will be irrevocable and may not be withdrawn except with the consent of the General Partner. The General Partner may shorten the notice period on a case-by-case basis in its sole discretion.

     The General Partner and its principals and employees may make withdrawals from their Capital Account at any time without notice to the Limited Partners.

     In circumstances where the Partnership is unable to liquidate securities positions in an orderly manner in order to fund withdrawals, or where the value of the net assets and liabilities of the Partnership cannot reasonably be determined, the Partnership may take longer than the aforementioned time periods to effect settlements of withdrawals. In addition, the Partnership may extend the duration of the withdrawal notice period if the General Partner deems such an extension as being in the best interest of the Partnership and the non-withdrawing Limited Partners.

     The Partnership may withhold a portion of any proceeds of withdrawals if necessary to comply with applicable regulatory requirements. In addition, the Partnership, in the General Partner's sole discretion, may settle any given withdrawal, in whole or in part, in kind.

     The General Partner has the right to require a compulsory withdrawal of all or part of a Limited Partner's Interest in the Partnership and may withdraw as the Partnership's general partner without notice to the Limited Partners.

                                                                    Attachment B

Alce Partners LP

Withdrawals

     Generally, Limited Partners have the right, upon 90 days' prior written notice, to make partial or total withdrawals from their Capital Accounts on the last day of each fiscal year. Limited Partners admitted to the Partnership on any date other than the first day of a fiscal year may not make withdrawals from their Capital Accounts until the end of the fiscal year next succeeding the fiscal year of their admission. Subject to the General Partners' right to establish reserves, 90% of the amount being withdrawn will be paid to the withdrawing Partner within 30 days after the withdrawal date, with the balance payable within a reasonable time after the completion of the Partnership's year-end audit. A distribution may be in cash or in kind in the General Partners' discretion. There are no redemption charges.

     If a withdrawing Partner has an interest in a Special Situation Investment then, unless otherwise determined by the General Partners, the amount distributable to such withdrawing Partner will not include any interest of such Partner in such Investment until the General Partners determine, in their discretion, that the Investment should no longer be maintained in the Special Situation Sub-Account. Within 90 days following the end of the accounting period in which such realization or determination occurs, the Investment or its proceeds will be distributed to the Partner who has withdrawn, after an allocation of 20% of any Net Increase to the Capital Accounts of the General Partners. Appropriate adjustment will be made with respect to the distribution to the withdrawn Partner for any balance which existed in such Partner's Loss Recovery Account at the time of its withdrawal.

                                                                    Attachment B

Gabelli Multimedia Partners LP

Withdrawals

     Generally, Limited Partners have the right, upon 90 days' prior written notice, to make partial or total withdrawals from their Capital Accounts on the last day of each fiscal year. Limited Partners admitted to the Partnership on any date other than the first day of a fiscal year may not make withdrawals from their Capital Accounts until the end of the fiscal year next succeeding the fiscal year of their admission. Subject to the General Partners' right to establish reserves, 90% of the amount being withdrawn will be paid to the withdrawing Partner within 30 days after the withdrawal date, with the balance payable within a reasonable time after the completion of the Partnership's year-end audit. A distribution may be in cash or in kind in the General Partners' discretion. There are no redemption charges.

     If a withdrawing Partner has an interest in a Special Situation Investment then, unless otherwise determined by the General Partners, the amount distributable to such withdrawing Partner will not include any interest of such Partner in such Investment until the General Partners determine, in their discretion, that the Investment should no longer be maintained in the Special Situation Sub-Account. Within 90 days following the end of the accounting period in which such realization or determination occurs, the Investment or its proceeds will be distributed to the Partner who has withdrawn, after an allocation of 20% of any Net Increase to the Capital Accounts of the General Partners. Appropriate adjustment will be made with respect to the distribution to the withdrawn Partner for any balance which existed in such Partner's Loss Recovery Account at the time of its withdrawal.

                                                                    Attachment B
OpNet Partners, L.P.


This limited partnership is in the process of liquidating therefore the withdrawal rights are not applicable. There remains one private investment in the portfolio. Once this investment is liquidated, final liquidation of the partnership will occur.

New Century Capital Partners, L.P.

WITHDRAWALS
-----------

     At the end of each calendar quarter, a Limited Partner may withdraw any or all of its capital account or withdraw from the Partnership upon 30 days' prior written notice. The General Partners may withdraw any or all of their respective capital accounts or withdraw from the Partnership at the end of any calendar quarter upon 30 days' written notice. There will be no redemption charges upon withdrawal. The General Partners have the right to require any Limited Partner to withdraw from the Partnership at any time and for any reason. Payment of 90% of the amount so withdrawn shall be payable within 30 days after the effective date of withdrawal, with the remainder being paid between 30 and 90 days after the completion of the Partnership's annual audit.

                                                                    Attachment C

Gabelli Associates Fund                      Inception: 2/1/1985

     References in this Memorandum to the "General Partner" shall mean Gabelli Securities, Inc. and any substitute or additional general partners added pursuant to the terms of the Partnership's Limited Partnership Agreement (the "Partnership Agreement"), which is appended to this Memorandum as Exhibit C. References in this Memorandum to the Partners shall mean the General Partner and any limited partners of the Partnership (the "Limited Partners"), collectively.

     The Partnership can operate on a leveraged basis. Mario J. Gabelli, Chief Investment Officer of the General Partner, Gabelli Associates Fund, formerly known as Gabelli Arbitrage Fund (the "Partnership"), is a New York limited partnership formed on January 31, 1985. The Partnership is engaged primarily in arbitrage transactions which include (i) risk arbitrage transactions in connection with mergers, acquisitions, sales of assets, exchange offers, cash tender offers, recapitalizations, liquidations and other similar transactions,
(ii) convertible securities arbitrage and hedge transactions involving a long or short position in one security and a long or short position in another security entitling the holder of such other security to acquire or sell the first security and (iii) traditional bona fide time and place and domestic-foreign arbitrage transactions in securities, including the writing of and investing in put and call options (both "covered" and "naked") on securities (both listed and over-the-counter). The Partnership may also make other types of securities investments, including the purchase of securities in entities which appear to be substantially undervalued. The principal objective of the Partnership is capital appreciation.

     Gabelli Securities, Inc. and Mario J. Gabelli are the General Partners of the Partnership. (References in this Memorandum to the "General Partner" shall mean Gabelli Securities, Inc. and references to "General Partners" shall mean those persons or entities who, at any given time, may be general partners of the Partnership.)

                                                                    Attachment C

Gabelli Associates Limited                   Inception:8/1/1989


     Gabelli Associates Limited (the "Fund") is a corporation formed under the laws of the British Virgin Islands, which is registered as a foreign company with a place of business in the Cayman Islands. The Fund's principal office is located c/o Fortis Prime Fund Solutions (Cayman) Limited, P.O. Box 2003GT, Grand Pavillion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The investments of the Fund are managed by Gabelli Securities, Inc. (the "Investment Manager") and the Fund's chief investment officer and portfolio manager is Mario J. Gabelli. The Fund's administrator is Fortis Prime Fund Solutions (Cayman) Limited (the "Administrator").


Investment Objective

     The primary investment objective of the Fund is capital appreciation. The Fund will attempt to achieve its objective by investing primarily in risk arbitrage transactions, particularly, but not exclusively, in announced takeovers and other workout situations. Investment decisions for the Fund will be made by the Investment Manager and the Fund's chief investment officer and portfolio manager, Mr. Gabelli and Raffaele Rocco, a portfolio manager for the Fund. References to the Investment Manager below shall be deemed to include the Fund's chief investment officer and portfolio managers.

                                                                    Attachment C

Gabelli Associates Fund II                   Inception: 5/1/2002


     Gabelli Associates Fund II L.P. (the "Partnership"), is a Delaware limited partnership formed on February 14, 2002. The Partnership is engaged primarily in arbitrage transactions which include (i) risk arbitrage transactions in connection with mergers, acquisitions, sales of assets, exchange offers, cash tender offers, recapitalizations, liquidations and other similar transactions,
(ii) convertible securities arbitrage and hedge transactions involving a long or short position in one security and a long or short position in another security entitling the holder of such other security to acquire or sell the first security and (iii) traditional bona fide time and place and domestic-foreign arbitrage transactions in securities, including the writing of and investing in put and call options (both "covered" and "naked") on securities (both listed and over-the-counter). The Partnership may also make other types of securities investments, including the purchase of securities in entities which appear to be substantially undervalued. The principal objective of the Partnership is capital appreciation.

     Gabelli Securities, Inc. is the General establishes all investment parameters, including those with respect to leveraging required from time to time by the Partnership. Mr. Gabelli is responsible for specific investment decisions made by the General Partner on behalf of the Partnership and will be assisted in this effort by an investment team currently comprised of two research analysts and a trader.

                                                                    Attachment C

GAMCO Performance Partners, L.P.             Inception: 8/1/2002

     GAMCO Performance Partners, L.P., a limited partnership formed under the laws of Delaware on May 1, 2002 (the "Partnership"), is offering by private placement, through this Confidential Private Placement Memorandum (the "Memorandum"), interests in the Partnership (the "Interests") to a select group of sophisticated qualified investors (the "Limited Partners"). See "SUITABILITY". The Partnership is authorized to issue additional classes of Interests from time to time pursuant to other offering materials containing financial terms and conditions that may differ from those set forth herein. The Partnership's investment objective and strategy with regard to the Interests are set forth below, and investors are directed to such materials. The General Partner and/or the Investment Manager (as each term is defined herein) may, from time to time, refine or change the Partnership's trading method or strategy without prior notice to, or approval by, the Limited Partners. The information in this Memorandum is qualified in its entirety by the Partnership's Limited Partnership Agreement, as it may be amended and/or supplemented from time to time (the "Partnership Agreement"), annexed hereto as an exhibit and deemed a part of this Memorandum, which should be carefully reviewed before a prospective investor invests in the Partnership.

     The Partnership's day-to-day operations are managed by its general partner, Gabelli & Partners LLC, a Delaware limited liability company (the "General Partner"). The Partnership's capital is invested by its investment manager, GAMCO Asset Management Inc. (the "Investment Manager"), an affiliate of GAMCO Investors, Inc., a New York corporation. The General Partner and the Limited Partners are collectively referred to herein as the "Partners."

Investment Objective

     The Partnership seeks to maximize capital appreciation, primarily by investing in equity instruments of United States (U.S.) companies believed to be selling at significant differences to their private market values ("PMV"), as such term is described herein, with a catalyst in place to realize returns. The concept of a catalyst is paramount to the success of the Investment Manager's methodology.

     The Investment Manager attempts to achieve the Partnership's investment objective by investing and reinvesting the Partnership's assets primarily through the purchase, sale and short sale of U.S. equity instruments. In pursuing the Partnership's investment objective, the Investment Manager may utilize a variety of investment techniques, some of which may be considered speculative, including, but not limited to, short selling, the purchase and sale (writing) of options on securities, the trading of futures and the use of borrowed funds for investment purposes (i.e., leverage). The Investment Manager may also invest the Partnership's assets in other countries.

                                                                    Attachment C

GAMCO Performance Partners, Ltd.             Inception: 8/1/2002

     GAMCO Performance Partners, Ltd. (the "Fund") is an investment company which was incorporated and exists as an exempted company under the laws of the Cayman Islands on June 12, 2002. Ordinary shares of the Fund are issued in classes (each a "Class"). The Fund is offering Ordinary Shares (the "Shares") denominated in U.S. Dollars. See "SHARES OF THE FUND-The Fund's Share Capital" herein for a description of the Shares. Upon acquiring such Shares, investors become shareholders in the Fund (each a "Shareholder"). The Fund, from time to time, may offer additional Classes of Shares, including, without limitation, shares denominated in other currencies, which shares may be offered on terms that differ from those discussed herein. The Shares are further issued in series (each a "Series"), with a new Series being issued on each date that investors subscribe for Shares as further discussed herein. The Fund will issue a separate series (each a "Series") on each date on which a Class of Shares is issued. Details as to the terms of the offering of each Class of Shares, including, without limitation, minimum investment amounts, purchase price per Share and subscription instructions, are set forth in the relevant Share Class Supplement accompanying this Amended and Restated Information Memorandum (the "Memorandum"). The information contained in this Memorandum and the relevant Share Class Supplement is qualified in its entirety by the Fund's memorandum and articles of association (the "Articles of Association") copies of which are available on request to investors. The Fund qualifies as a "Mutual Fund" under the Mutual Funds Law (2003 Revision) of the Cayman Islands and is or will be so registered with the Monetary Authority in the Cayman Islands.

     GAMCO Asset Management Inc. (the "Investment Manager"), a New York corporation and a wholly owned subsidiary of GAMCO Investors, Inc., has been retained by the Fund to manage and invest the Fund's capital, pursuant to an investment management agreement (the "Investment Management Agreement"). The Investment Manager is registered with the SEC as an investment adviser under the U.S. Investment Advisers Act of 1940, as amended (the "Advisers Act").

Investment Objective

     The Fund seeks to maximize capital appreciation, primarily by investing in equity instruments of United States (U.S.) companies believed to be selling at significant differences to their private market values ("PMV"), as such term is described herein, with a catalyst in place to realize returns. The concept of a catalyst is paramount to the success of the Investment Manager's methodology.

     The Investment Manager will attempt to achieve the Fund's investment objective by investing and reinvesting the Fund's assets primarily through the purchase, sale and short sale of U.S. equity instruments. In pursuing the Fund's investment objective, the Investment Manager may utilize a variety of investment techniques, some of which may be considered speculative, including, but not limited to, short selling, the purchase and sale (writing) of options on securities, the trading of futures and the use of borrowed funds for investment purposes (i.e., leverage). The Investment Manager may also invest the Fund's assets in other countries.

                                                                    Attachment C

Gabelli European Partners, L.P.              Inception: 11/1/2000

     Gabelli European Partners, L.P., a limited partnership formed under the laws of Delaware on August 30, 2000 (the "Partnership"), is offering by private placement, through this Confidential Private Placement Memorandum (the "Memorandum"), U.S. Dollar denominated Class A and E.U. Euro denominated Class B (each a "Class") limited partnership interests (respectively, the "Class A Interests" and "Class B Interests" and collectively, the "Interests") in the Partnership to a select group of sophisticated investors. Upon admission to the Partnership, investors become limited partners (the "Limited Partners"). The Partnership is authorized to issue additional classes of interest from time to time pursuant to other offering materials. The Partnership's investment objective and strategy with regard to the Interests are set forth below, and investors are directed to such materials. The Partnership's operations are managed by its general partner, Gabelli & Partners, LLC (the "General Partner").

     The General Partner has delegated investment responsibility for the Partnership's portfolio to Gabelli Securities, Inc., (the "Investment Manager"), a Delaware corporation and a majority-owned subsidiary of GAMCO Investors, Inc. ("GAMCO Investors"). The Investment Manager is registered as an investment adviser with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Investment Advisers Act of 1940, as amended. The Investment Manager may, from time to time, refine or change the Partnership's trading method or strategy without prior notice to, or approval by, the Partnership. The information in this Memorandum is qualified in its entirety by the Limited Partnership Agreement (the "Partnership Agreement"), annexed hereto as an exhibit and deemed a part of this Memorandum, which should be carefully reviewed before a prospective investor invests in the Partnership.

Investment Objective

     The primary objective of the Partnership is capital appreciation. The Partnership will attempt to achieve its objectives by investing primarily in undervalued securities of European issuers through the purchase, sale and short sale of equity instruments and the purchase and sale of options thereon. It is anticipated that the Partnership's investments will be denominated in E.U. Euros. The Partnership will also invest in arbitrage transactions which include
(i) risk arbitrage transactions in connection with mergers, acquisitions, sales of assets, exchange offers, cash tender offers, recapitalizations, liquidations and other similar transactions, (ii) convertible securities arbitrage and hedge transactions involving a long or short position in one security and a long or short position in another security entitling the holder of such other security to acquire or sell the first security and (iii) traditional bona fide time and place and arbitrage transactions, including the writing of and investing in put and call options (both "covered" and "naked") on securities (both listed and over-the-counter).

                                                                    Attachment C

Gabelli European Partners, Ltd.              Inception: 1/1/2000


     Gabelli European Partners, Ltd. (the "Fund") is an open-end investment company which was organized as an exempted company under the laws of the Cayman Islands on December 22, 1999. The Fund is offering both Class A Common Shares and Class AA Common Shares (the "Class A Shares" and "Class AA Shares," respectively, and collectively, together with any other Shares which may be issued by the Fund as discussed herein, the "Shares"). The Shares of each Class are further issued in series (each a "Series"), with a new Series being issued on each date that investors subscribe for Shares as further discussed herein. Upon subscription, an investor purchases whichever Series is then being offered with respect to a given Class. The purchase price per Share is (euro)100. Upon acquiring such Shares, investors become shareholders in the Fund (each a "Shareholder"). The information contained in this Information Memorandum (the "Memorandum") is qualified in its entirety by the Memorandum and Article s of Association of the Fund which are available on request. The Fund qualifies as a "Mutual Fund" under the Mutual Funds Law (1999 Revision) of the Cayman Islands and is or will be so registered in the Cayman Islands.

     Gabelli Securities International Limited, a Bermuda company and affiliate of GAMCO Investors, Inc., has been retained by the Fund to manage the assets of the Fund pursuant to an investment advisor agreement dated as of January 1, 2000 (the "Investment Advisor Agreement"). The Investment Advisor will be reimbursed for all out-of-pocket expenses that it incurs on behalf of the Fund.

Investment Objective


     The primary objective of the Fund is capital appreciation. The Fund will attempt to achieve its objectives by investing primarily in undervalued securities through the purchase, sale and short sale of equity investments and the purchase and sale of options thereon

     The Fund's investment approach will be based on "value investing," a discipline that the Investment Advisor believes should be able to deliver superior returns over time. This approach is based on the extensive use of security analysis to carefully select stocks whose intrinsic value, based on the Investment Advisor's estimate of current asset value and future growth and earnings power, is significantly different from their value as implied by the public market. The Investment Advisor's aim will be to replicate the value investing discipline first promoted by Graham and Dodd and then successfully adopted by Gabelli Asset Management for over twenty years in the U.S. with regard to the differences and opportunities offered by the European markets (see below). Appraising a business's present status and potential for success will represent the core of the investment approach, drawing on the research experience of the Investment Advisor's principal decision makers (the "Managers").

                                                                    Attachment C

Gabelli Japanese Value Partners, L.P.        Inception: 4/1/2002

     Gabelli Japanese Value Partners, L.P., a limited partnership formed under the laws of Delaware on February 21, 2002 (the "Partnership"), is offering by private placement, through this Confidential Private Placement Memorandum (the "Memorandum"), Class A and Class B limited partnership interests (respectively, the "Class A Interests" and the "Class B Interests" and collectively the "Interests") in the Partnership to a select group of sophisticated qualified investors (the "Limited Partners"). See "SUITABILITY". The Partnership is authorized to issue additional classes of Interests from time to time pursuant to other offering materials containing financial terms and conditions that may differ from those set forth herein. The Partnership's investment objective and strategy with regard to the Interests are set forth below, and investors are directed to such materials. The General Partner and/or the Investment Manager (as each term is defined herein) may, from time to time, refine or change the Partnership's trading method or strategy without prior notice to, or approval by, the Limited Partners. The information in this Memorandum is qualified in its entirety by the Partnership's Limited Partnership Agreement, as it may be amended and/or supplemented from time to time (the "Partnership Agreement"), annexed hereto as an exhibit and deemed a part of this Memorandum, which should be carefully reviewed before a prospective investor invests in the Partnership.

     The Partnership's day-to-day operations are managed by its general partner, Gabelli & Partners, LLC, a Delaware limited liability company (the "General Partner"). The Partnership's capital is invested by its investment manager, GAMCO Asset Management Inc. (the "Investment Manager"), an affiliate of GAMCO Investors, Inc., a New York corporation. The General Partner and the Limited Partners are collectively referred to herein as the "Partners."

Investment Objective

     The Partnership seeks to maximize capital appreciation, primarily by investing in equity instruments of Japanese companies believed to be selling at significant differences to their private market values ("PMV"), as such term is described herein, with a catalyst in place to realize returns. The concept of a catalyst is paramount to the success of the Investment Manager's methodology. The Investment Manager believes that the changes occurring in Japan provide the catalysts that will enable it to identify securities that meet its investment criteria.

     The Investment Manager will attempt to achieve the Partnership's investment objective by investing and reinvesting the Partnership's assets primarily through the purchase, sale and short sale of Japanese equity instruments. In pursuing the Partnership's investment objective, the Investment Manager may utilize a variety of investment techniques, some of which may be considered speculative, including, but not limited to, short selling, the purchase and sale (writing) of options on securities, the trading of futures and the use of borrowed funds for investment purposes (i.e., leverage). The Investment Manager may also invest the Partnership's assets in other countries.

                                                                    Attachment C

Gabelli Japanese Value Partners, Ltd.        Inception: 4/1/2002

     Gabelli Japanese Value Partners, Ltd. (the "Fund") is an investment company which was incorporated as an exempted company under the laws of the Cayman Islands on February 14, 2002. Ordinary shares of the Fund are issued in classes (each a "Class"). The Fund is offering Ordinary Shares (the "Shares") denominated in either Japanese Yen, U.S. Dollars or Euro. An investor may subscribe for Shares in the currency of his choice. See "SHARES OF THE FUND-The Fund's Share Capital" herein for a description of the Shares. Upon acquiring such Shares, investors become shareholders in the Fund (each a "Shareholder"). The Fund, from time to time, may offer additional Classes of Shares, including, without limitation, shares denominated in other currencies, which shares may be offered on terms that differ from those discussed herein. The Shares are further issued in series (each a "Series"), with a new Series being issued on each date that investors subscribe for Shares as further discussed herein. The Fund will issue a separate series (each a "Series") on each date on which a Class of Shares is issued. Details as to the terms of the offering of each Class of Shares, including, without limitation, minimum investment amounts, purchase price per Share and subscription instructions, are set forth in the relevant Share Class Supplement accompanying this Amended and Restated Information Memorandum (the "Memorandum"). The information contained in this Memorandum and the relevant Share Class Supplement is qualified in its entirety by the Fund's memorandum and articles of association (the "Articles of Association") which are available on request to investors. The Fund qualifies as a "Mutual Fund" under the Mutual Funds Law (2003 Revision) of the Cayman Islands and is or will be so registered with the Monetary Authority in the Cayman Islands.

     GAMCO Asset Management Inc. (the "Investment Manager"), a New York corporation and a wholly-owned subsidiary of GAMCO Investors, Inc., has been retained by the Fund to manage and invest the Fund's capital, pursuant to an investment management agreement (the "Investment Management Agreement"). The Investment Manager is registered with the U.S. Securities and Exchange Commission as an investment adviser under the U.S. Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Investment Manager is not registered with the United States Commodity Futures Trading Commission (the "CFTC") or with the National Futures Association (the "NFA") as a commodity pool operator ("CPO") or as a commodity trading advisor ("CTA") and does not serve in such capacities.

Investment Objective

     The Fund seeks to maximize capital appreciation primarily by investing in equity instruments of Japanese companies believed to be selling at significant differences to their private market values ("PMV"), as such term is described herein, with a catalyst in place to realize returns. The concept of a catalyst is paramount to the success of the Investment Manager's methodology. The Investment Manager believes that the changes occurring in Japan provide the catalysts that will enable it to identify securities that meet its investment criteria. This will be done primarily through the purchase, sale and short sale of Japanese equity instruments and the purchase and sale of options thereon, although the Fund may also make investments in other countries.

                                                                    Attachment C

Gemini Global Partners, L.P.                 Inception: 7/1/1999

     Gemini Global Partners, L.P., a limited partnership formed under the laws of Delaware on April 15, 1999 (the "Partnership") as Gabelli Opportunity Partners, L.P. which changed its name to Gabelli Global Partners, L.P. on May 27, 1999 and subsequently changed its name to Gemini Global Partners, L.P. on March 20, 2002, is offering by private placement, through this Confidential Private Placement Memorandum (the "Memorandum"), limited partnership interests ("Interests") in the Partnership to a select group of sophisticated investors (the "Limited Partners"). The Partnership is authorized to issue additional classes of interest from time to time pursuant to other offering materials. The Partnership's investment objective and strategy with regard to the Interests are set forth below, and investors are directed to such materials. The Partnership's operations are managed by its general partners, Gabelli Securities, Inc. and Gemini Capital Management, LLC (each, a "General Partner" and together, the "General Partners"). The General Partners may, from time to time, refine or change its trading method or strategy without prior notice to, or approval by, the Partnership. The information in this Memorandum is qualified in its entirety by the Amended and Restated Limited Partnership Agreement (the "Partnership Agreement"), annexed hereto as an exhibit and deemed a part of this Memorandum, which should be carefully reviewed before a prospective investor invests in the Partnership.

Investment Objective

     The Partnership's principal investment objective is to achieve above-average capital growth through investments in securities and other instruments, including equities, equity-related securities, bonds and other fixed income securities, futures, forward contracts, other derivative instruments, currencies and commodities. Because the Partnership may seek to exploit opportunities by identification of both undervalued and overvalued securities, its portfolio may include both long and short positions.

     The Partnership's investment methodology is generally "bottoms-up," focusing on company/situation specific factors in reaching investment decisions. However, the Partnership's assets may be deployed in whatever investment strategies are deemed appropriate under prevailing economic and market conditions to attempt to achieve capital growth. The Partnership is not restricted in the various investment strategies that it may employ. It may engage in such strategies as risk, fixed income and convertible arbitrage, and its portfolio may include positions in securities and other obligations of companies which are experiencing financial or business difficulties.

                                                                    Attachment C

Gabelli Global Partners, Ltd.                Inception: 7/1/1999

     Gabelli Global Partners, Ltd. (the "Fund") is an open-end investment company which was organized as Gabelli Opportunity Partners, Ltd., an exempted company under the laws of the Cayman Islands, on April 16, 1999, and changed its name to Gabelli Global Partners, Ltd. on May 28, 1999. The Fund is offering both Class A Common Shares and Class B Common Shares (the "Class A Shares" and "Class B Shares," respectively, and, collectively with any other Shares which may be issued by the Fund as discussed herein, the "Shares"). See "SHARES OF THE FUND-The Fund's Share Capital" herein for a description of the two Classes of Shares. The Shares of each Class are further issued in series, with a new series being issued on each date that investors subscribe for Shares (each a "Series") as further discussed herein. Upon subscription, an investor purchases whichever Series is then being offered with respect to a given Class. The purchase price per Share is U.S.$100. Upon acquiring such Shares, investors become shareholders in the Fund (the "Shareholders"). The information contained in this Information Memorandum (the "Memorandum") is qualified in its entirety by the Memorandum and Articles of Association which are available on request. The Fund qualifies as a "Mutual Fund" under the Mutual Funds Law (1996 Revision) of the Cayman Islands and is or will be so registered in the Cayman Islands.

     Gabelli Securities International Limited, a Bermuda corporation, and Gemini Capital Management, LLC, a Delaware (United States) limited liability company (each, an "Investment Advisor" and together the "Investment Advisors"), have been retained by the Fund to manage the assets of the Fund pursuant to an investment advisor agreement dated as of July 1, 1999 (the "Investment Advisor Agreement"). The Investment Advisors will be reimbursed for all out-of-pocket expenses that they incur on behalf of the Fund.

Investment Objective

     The Fund's  principal  investment  objective  is to  achieve  above-average capital growth through investments in securities and other instruments, including equities, equity-related securities, bonds and other fixed income securities, futures, forward contracts, other derivative instruments, currencies and commodities. Because the Fund may seek to exploit opportunities by identification of both undervalued and overvalued securities, its portfolio may include both long and short positions. The Fund's investment methodology is generally "bottoms-up," focusing on company/situation specific factors in reaching investment decisions. However, the Fund's assets may be deployed in whatever investment strategies are deemed appropriate under prevailing economic and market conditions to attempt to achieve capital growth. The Fund is not restricted in the various investment strategies that it may employ. It may engage in such strategies as risk, fixed income and convertible arbitrage, and its portfolio may include positions in securities and other obligations of companies which are experiencing financial or business difficulties.

Gabelli International Gold Fund, Ltd.        Inception: 10/13/1994

     The Company was incorporated in Bermuda as an open-ended investment company with limited liability on 13th October 1994. The Company is open-ended in that it can issue and redeem its shares at prices based upon their Net Asset Value (as defined under "General Information").

     The investment objective of the Company is to achieve significant long-term growth of capital. The Company will invest primarily in publicly traded securities of companies (i) primarily engaged in mining, processing, exploring for or dealing in gold or other precious metals or (ii) whose operations, in the view of the Investment Adviser, would benefit from a rise in the price of gold or other precious metals or from a significant increase in the rate of inflation or deflation. Such securities may include, common stocks, preferred stocks, stock warrants and rights, bonds, debentures, convertible securities or other debt obligations. The Company's investments may include investment in "unseasoned" securities as well as those of mature companies. In addition, the Company may invest in futures, options to purchase and/or sell securities, options on indexes, private options specifically tailored to the Company by investment banks and other financial entities which may not be readily marketable, and in physical precious metals and in other securities including investment companies. The Company may also engage in short sales of securities. The Company may buy securities on margin and arrange with banks, brokers and others to borrow money in order to employ leverage when the Investment Adviser deems such action appropriate.

     The minerals sector may be volatile but the Company will seek to manage the risk associated with this sector by utilising various trading techniques such as the use of options, short selling, puts and calls and other hedging techniques.

     Gabelli Securities International Limited (the "Manager") is a company established in Bermuda and shall provide certain management services to the Company pursuant to the terms of the Management Agreement to be entered into between the Company and the Manager. The Manager was incorporated on 13th day of October 1994 and is an affiliate of the Investment Adviser.

     Gabelli Securities, Inc. (the "Investment Adviser") has entered into an Investment Advisory Agreement with the Manager. Pursuant to this agreement, the Investment Adviser will render investment advice and provide investment policy guidance to the Manager.

                                                                    Attachment C

GAMA Select Energy Plus Fund, L.P.           Inception: 6/1/2003

     GAMA Select Energy Plus, L.P. (the "Partnership") is a Delaware limited partnership formed on March 17, 2003. The Partnership's principal office is located at One Corporate Center, Rye, New York 10580. Gabelli & Partners LLC, a Delaware limited liability company, is the general partner of the Partnership (the "General Partner"), and will be responsible for the overall management of the Partnership's business and operations. GAMCO Asset Management Inc. (the "Investment Manager"), a New York Corporation and a wholly-owned subsidiary of GAMCO Investors, Inc. ("GAMCO Investors"), has been retained by the Partnership to manage and invest the Partnership's capital, pursuant to an investment management agreement (the "Investment Management Agreement"). The Partnership's administrator is Fortis Prime Fund Solutions (USA) LLC (the "Administrator") and the Partnership's sub-administrator is Fortis Prime Fund Solutions (Cayman) Limited.

     The Partnership will invest substantially all of its assets in a "master-feeder" fund structure in GAMA Select Energy Plus Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands (the "Master Fund"). GAMA Select Energy Plus, Ltd. (the "Offshore Fund"), an exempted company organized under the laws of the Cayman Islands, also invests substantially all of its assets in the Master Fund and other investment vehicles may be formed in the future to invest in the Master Fund. Each such investment vehicle will generally be allocated a proportionate share of the Master Fund's gains, losses and expenses based on their interest in the Master Fund. The Investment Manager also serves as the investment manager of the Master Fund and Offshore Fund. All investment decisions of the Master Fund will be made by the Investment Manager, in its capacity as investment manager of the Master Fund, in accordance with the investment objective and strategy discussed in Section 2 below. Unless otherwise indicated, references in this Memorandum to the investment activities of the "Partnership" mean the investment activities of the Partnership through the Master Fund.

     An investment in the Partnership may be deemed speculative and is not intended as a complete investment program. It is designed only for experienced and sophisticated persons who are able to bear the risk of the substantial impairment or loss of their investment in the Partnership.

Investment Objective

     The Partnership's investment objective is to generate consistent positive returns, throughout all phases of the energy cycle, through investing in equity securities in the energy, energy related and energy-sensitive sectors, on both a long and short basis. The Investment Manager (as defined below) will generally apply a value-oriented approach toward investment decisions and intends to employ various types of both fundamental and technical analysis, including fundamental analysis of the oil and natural gas marketplace, detailed sector analysis, company analysis and certain technical tools in making trading decisions. Portfolio positions are expected to include both longer-term, core positions as well as opportunistic, short-term trades, on both the long and short side. It is the Investment Manager's intention to seek to hedge the Partnership's investment portfolio as to certain market and industry risks. The Partnership's investment portfolio could be "net long" or "net short" at various times, depending upon, among other factors, the current phase of the energy cycle, fundamentals of various industry or sub-industry sectors, market conditions and other factors in the discretion of the Investment Manager.

     The Investment Manager believes that the optimum means of the Partnership achieving its goal of consistent positive returns throughout the energy cycle is to invest (on both the long and short side) in a broad range of energy,

                                                                    Attachment C

energy-related and energy-sensitive sectors. In the Investment Manager's view, volatility and risks can be reduced through the use of hedging strategies. The Partnership will rely upon the Investment Manager's experience in trading energy stocks throughout various phases of the energy cycle, as well as a proprietary research focus, to seek the most appropriate energy stock position at the proper times during the cycle.

     Although the Partnership will maintain a core holding in oil and gas exploration and production companies as well as oil service and drilling firms, it has the option to also invest in pipelines, refiners, oil sands and shale companies, power generation companies and electric utilities. Examples of energy-sensitive sectors include transportation companies such as airlines, automobiles and trucking; tankers and shipping; chemical companies, paper and pulp companies and service companies to these sectors.

                                                                    Attachment C

GAMCO Telecom Plus, L.P.                     Inception: 7/1/2005

     GAMCO Telecom Plus+ Fund, L.P. (the "Partnership"), a limited partnership which was formed under the laws of Delaware on March 1, 2005, is offering limited partnership interests (the "Interests") in the Partnership through private placement to a select group of sophisticated qualified investors (the "Limited Partners") through this Confidential Private Placement Memorandum, as the same may be amended and restated (the "Memorandum"). The Partnership is authorized to issue additional classes of interest from time to time pursuant to other offering materials containing financial terms and conditions that may differ from those set forth herein. The Partnership's investment objective and strategy with regard to the Interests are set forth below. The General Partner (as defined herein) may, from time to time, refine or change the Partnership's trading method or strategy without prior notice to, or approval by, the Limited Partners. The information in this Memorandum is qualified in its entirety by the Partnership's limited partnership agreement, as it may be further amended and/or supplemented from time to time (the "Partnership Agreement"), annexed hereto as an exhibit and deemed a part of this Memorandum, which should be carefully reviewed before a prospective investor invests in the Partnership.

     The Partnership's day-to-day operations are managed by its general partner, Gabelli & Partners, LLC, a Delaware limited liability company (the "General Partner"). The Partnership has retained GAMCO Asset Management Inc., a New York corporation to assist the General Partner with its investment management responsibilities (the "Investment Advisor"). The General Partner and the Limited Partners are collectively referred to herein as the "Partners."

Investment Objective

     To generate double-digit returns using a long/short strategy focused on the telecommunications industry.

     The Partnership spans all global regions and includes holdings in both developed and developing markets. The emphasis will be on `service providers' - incumbent integrated operators, pure-play wireless operators and alternative network providers. However, with the blurring distinction between network providers, content providers and hardware/software suppliers to the telecommunications industry, we also invest in these closely related sub-sectors.

     This larger investment universe affords the Partnership greater investment opportunities, greater liquidity and greater Partnership capacity. The Investment Advisor (as defined herein) believes that the long-short equity strategy will enable the Partnership to take advantage of industry restructuring and M&A activities, together with geographic and/or sub-sector valuation anomalies.

     The Partnership's investment approach is different from the `typical' telecommunications fund:

          |X| A telecommunications/technology bull market is not a necessary pre-condition for the Partnership's strategy to succeed.

          |X|  The Partnership aims to generate  absolute returns  regardless of
               whether   the  global   telecommunications   industry  is  in  an
               expansionary mode or a defensive, cash generative mode.

                                                                    Attachment C

     The Partnership believes that the breadth and depth of knowledge of the Investment Advisor's team of telecommunications-related research analysts allows the Investment Advisor to think and act independently from company management teams and Wall Street analysts. The Partnership seeks to identify stocks and sub-sectors where there are large differences between our estimated Private Market Value and the prevailing market price and trade on these discrepancies accordingly. The Investment Advisor dedicates significant time to visiting company management teams and industry experts such as regulatory authorities as part of the Investment Advisor's research process. The Investment Advisor believes pro-active, bottom-up stock selection holds the key to generating superior returns - not following the herd.

                                                                    Attachment C

GAMCO SRI Partners, Ltd.                     Inception: 5/1/2005

     GAMCO SRI Partners, Ltd. (the "Fund") is an exempted company incorporated on May 6, 2002 under the laws of the Cayman Islands. The Fund's registered office is located c/o Fortis Prime Fund Solutions (Cayman) Limited, P.O. Box 2003 GT, Grand Pavillion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The Fund's principal office is maintained by its administrator, Fortis Prime Fund Solutions (Cayman) Limited and is located at Grand Pavillion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The Fund's investment manager is GAMCO Asset Management Inc., a U.S.-based corporation (the "Investment Manager"). Mario J. Gabelli is the Chief Investment Officer of the Investment Manager.

     The Fund was originally incorporated with the name GAMCO Arbitrage Partners, Ltd. and changed its name to GAMCO SRI Partners, Ltd. on April 19, 2005.

     The Fund may, in the future, reorganize into a "Master-Feeder" structure. The reorganization would be effected by the Fund contributing all of its assets to a master fund (the "Master Fund"), which would be a Cayman Islands corporation (or similar vehicle). All portfolio investments would then be held at the Master Fund level and the Fund would be allocated its pro rata share of the Master Fund's gains and losses.

Investment Objective

     The Fund will follow a multi-strategy event driven opportunistic value approach. The Fund is engaged primarily in arbitrage transactions which include
(i) risk arbitrage transactions in connection with mergers, acquisitions, sales of assets, exchange offers, cash tender offers, recapitalizations, liquidations and other similar transactions, (ii) convertible securities arbitrage and hedge transactions involving a long or short position in one security and a long or short position in another security entitling the holder of such other security to acquire or sell the first security and (iii) traditional bona fide time and place and domestic-foreign arbitrage transactions in securities, including the writing of and investing in put and call options on securities (both listed and over-the-counter).

     Additionally, the Fund will invest in equity instruments of United States ("U.S") companies believed to be selling at significant differences to their private market values ("PMV"), as such term is described herein, with a catalyst in place to realize returns.

     Within the broad context of Socially Responsive Investing, the Fund will adhere to certain investment guidelines and will not invest in securities related to the following:

     The Fund will adhere to the following social guidelines in determining suitable investments for the Fund and will not invest in securities related to any of the following:

      o Abortion                             o Top 50 Defense Companies
      o Contraception                        o Stem Cells
      o Pornography (companies that produce or sell pornographic material)

                                                                    Attachment C

The Gabelli Umbrella Fund, L.P.                       Inception: 7/1/2005

     The Gabelli Umbrella Fund, L.P. (the "Partnership"), a limited partnership which was formed under the laws of Delaware on April 25, 2005, is offering limited partnership interests (the "Interests") in the Partnership through private placement to a select group of sophisticated qualified investors (the "Limited Partners") through this Confidential Private Placement Memorandum, as the same may be amended and restated (the "Memorandum"). The Partnership is authorized to issue additional classes of interest from time to time pursuant to other offering materials containing financial terms and conditions that may differ from those set forth herein. The Partnership's investment objective and strategy with regard to the Interests are set forth below. The General Partner (as defined herein) may, from time to time, refine or change the Partnership's investment method or strategy without prior notice to, or approval by, the Limited Partners. The information in this Memorandum is qualified in its entirety by the Partnership's limited partnership agreement, as it may be further amended and/or supplemented from time to time (the "Partnership Agreement"), annexed hereto as an exhibit and deemed a part of this Memorandum, which should be carefully reviewed before a prospective investor invests in the Partnership.

     The Partnership's day-to-day operations are managed by its general partner, Gabelli & Partners, LLC, a Delaware limited liability company (the "General Partner"). The Partnership has retained GAMCO Investors, Inc., a New York corporation to assist the General Partner with its investment management responsibilities (the "Investment Advisor"). The General Partner and the Limited Partners are collectively referred to herein as the "Partners."

Investment Objective

     To generate absolute returns with low volatility by investing in, and optimizing, a portfolio of several alternative investment funds managed and advised by affiliates of the Partnership, which funds may employ event-driven and long/short equity strategies.

     The Partnership may invest in any combination of hedge funds ("Portfolio Funds") offered by the Gabelli Alternative Investment Group. These alternative portfolios are focused on geographic regions and specific global sectors, with an emphasis on developed markets. The portfolio will be rebalanced quarterly based on the marked environment and opportunities identified by the Investment Advisor.

     As of April 2005, eligible fund strategies offered by the Alternative Investment Group include:

     ----------------------  ------------------  --------------------
             Arbitrage       Long/Short Equity      Global Sector
                                                     (Long/Short)
     ----------------------  ------------------  --------------------
     Merger Arbitrage        U.S. Value          Diversified Energy
     ----------------------  ------------------  --------------------
     European Event-Driven   Japanese Value      Telecommunications
     ----------------------  ------------------  --------------------
                             Global Value
     ----------------------  ------------------  --------------------

     Each of the Portfolio Managers utilizes an investment approach that seeks to identify stocks and sub-sectors where there are large differences between our estimated Private Market Value and the prevailing market price and seek to trade on these discrepancies accordingly. The Portfolio Managers dedicate significant time to visiting company management teams and industry experts such as regulatory authorities as part of their research process. The Investment Advisor believes pro-active, bottom-up stock selection holds the key to generating superior returns - not following the herd.

                                                                    Attachment C

Description of Strategies

     Following is a brief discussion on the types of strategies that the Investment Advisor intends to pursue by allocating the Partnership's assets to Portfolio Funds.

     1. Merger Arbitrage. Merger arbitrage involves event driven investing in announced mergers, tenders, proxy contests, spin-offs, recapitalizations, exchange offers and stubs where the payoff comes with the "event." Positions may also be taken which would seek to benefit if the event were not completed. Other techniques will be used either to hedge positions or to maximize profits.

     2. Long/Short Value. This strategy may be an absolute return strategy or a market neutral investment strategy that seeks to identify investments whose values are attractive, compared to similar securities, when risk, liquidity and return are taken into account. Relative value includes trading securities whose prices are out of line with one another based on an analysis of an industry, group or sector.

     3. Special Situations. From time to time Portfolio Managers may believe that they have identified a dramatically undervalued situation with the potential for substantial gains. If a Portfolio Manager believes that events in the medium to long term may cause investors to recognize the value of the company, thereby causing the true value of the company's assets to be recognized in the stock price, the Portfolio Manager may purchase securities of the company.

                                                                    Attachment C

OpNet Partners, L.P.                         Inception: February 2001


     This limited partnership is in the process of liquidating. There remains one private investment in the portfolio. Once this investment is liquidated, final liquidation of the partnership will occur.

     The general partner of the Partnership, OpNet Ventures, LLC (the "General Partner"), is jointly owned by the Principals and Gabelli Securities. Gabelli Securities provides alternative investment products. The Principals, Richard B. Black and Marc J. Gabelli, have a long working relationship together at Gabelli, and each has significant investment experience in the target and related industries. Mr. Black has over 18 years of successful technology venture capital investing experience as well as substantial management experience, including service as President or CEO of four public companies and membership on the boards of 16 companies in the technology sector. Mr. Gabelli has over 10 years of public and private investing experience. The General Partner will be assisted in the management of the Partnership by Photonics Research Associates, LLC, which is jointly owned by the Principals. The Principals will be assisted by a dedicated staff of public and private equity investment professionals, a full-time industry-specific research staff and a Technology Advisory Group. In addition, they will be assisted by a broad group of Gabelli investment, administrative, legal and financial experts.

                                                                    Attachment C

New Century Capital Partners, L.P.           Inception: 8/1/1999

     New Century Capital Partners, L.P. (the "Partnership") is a Delaware limited partnership which was organized on April 8, 1999. Its office is located at One Corporate Center, Suite C 300, Rye, New York 10580-1433. Its telephone number is (914) 921-5010.

     The Partnership's investment objective is to achieve capital appreciation by purchasing and selling principally equity securities and also debt securities, convertible securities and exchange traded options in a trading account under the direction of New Century Capital Advisers, Inc., one of its general partners (see "INVESTMENT PROGRAM").

     New Century Capital Advisers, LLC, a Delaware limited liability company, and Gabelli Securities, Inc., a Delaware corporation, serve as the Partnership's general partners (the "General Partners"). New Century Capital Advisers, LLC ("NCCA") is responsible for the day-to-day operations and investment activities of the Partnership. The president and sole shareholder of NCCA is William S. Selby. The General Partners have offices at One Corporate Center, Suite C 300, Rye, New York 10580-1433; telephone number: (914) 921-5010, for NCCA, and (914) 921-3700, for Gabelli Securities, Inc.

Investment Objective

     The Partnership will invest primarily in equity securities, debt securities and related options, warrants, and convertible securities, of United States corporations traded primarily on national securities exchanges in a trading account being managed by NCCA, one of the General Partners, and its principal, William S. Selby (the "Trading Account").

     The Partnership's goal is to earn a superior risk-adjusted return by investing in companies which are undervalued based on an analysis of earnings, cash flow, tangible and intangible assets and growth prospects.

     The Partnership expects to invest in companies with new business opportunities which are not reflected in their stock price, asset-rich companies whose values are hidden beneath the surface, out-of-favor companies selling at substantial discounts from intrinsic value, and companies engaged in a financial or strategic restructuring which NCCA believes will bring underlying values to the surface. In selecting stocks, NCCA will utilize the skills and resources developed by William S. Selby during his 14-year tenure at Gabelli Asset Management. He will also use the work of Gabelli & Company, Inc.'s ("Gabelli & Company") research analysts.

                                                                    Attachment C

Alce Partners, L.P.                          Inception: October 1994

     Alce Partners, L.P. (the "Partnership") is a private investment limited partnership that seeks long-term capital appreciation through investments in public and private equities. The Partnership will invest up to 50% in public equity securities of companies involved in the multimedia industry including companies in the information technology, media, communications and related industries. The Partnership will also invest up to 50% of its capital in later stage private companies, which the General Partners believe will attain liquidity within three years of the investment, although the time to liquidity cannot be assured, if at all. The Partnership was organized as a Delaware limited partnership on June 27, 1994. The Partnership will be co-managed by its General Partners: Gabelli Securities, Inc., of which Mario J. Gabelli is the Chief Investment Officer, and by Douglas G. DeVivo. Gabelli Securities, Inc. and Douglas G. DeVivo will be responsible for the Partnership's investment decisions.

                                                                    Attachment C

Gabelli Multimedia Partners, L.P.            Inception: January 1995

     Gabelli Multimedia Partners, L.P. (the "Partnership) is a private investment limited partnership that seeks long-term capital appreciation through investments primarily in companies in communications and multimedia based industries. The Partnership was organized as a Delaware limited partnership on June 14, 1994. The Partnership is managed by its General Partner, Gabelli Securities, Inc.

                                                                    Attachment D


                                                               Copy No._________



                       CONFIDENTIAL EXPLANATORY MEMORANDUM

                           GABELLI ASSOCIATES LIMITED

Offer for sale of shares of Common Stock, par value $.01 (U.S.) per share (the "Common Stock"), of Gabelli Associates Limited, a corporation organized under the laws of the British Virgin Islands, which is registered as a foreign company with a place of business in the Cayman Islands (the "Fund"). The minimum subscription is $1,000,000 (U.S.) (subject to reduction in the discretion of the Fund but not below $100,000).

Price: At the Offering Price (as defined herein) per share of Common Stock. A sales charge of up to 2% of the Offering Price may be imposed on sales of the Fund's Common Stock.

The shares of Common Stock of the Fund are speculative securities intended for a limited number of experienced and sophisticated investors. Shares of the Fund's Common Stock will be offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors, consisting primarily of pension and profit sharing trusts, charities and other tax-exempt entities.

                                  February 2006

THIS CONFIDENTIAL EXPLANATORY MEMORANDUM (THE "MEMORANDUM") HAS BEEN PREPARED IN CONNECTION WITH THE OFFER AND SALE OF SHARES OF COMMON STOCK OF GABELLI ASSOCIATES LIMITED (THE "FUND") TO A LIMITED NUMBER OF PERSONS WHO ARE NEITHER CITIZENS NOR RESIDENTS OF THE UNITED STATES OF AMERICA AND WITHIN THE UNITED STATES TO A LIMITED NUMBER OF UNITED STATES INVESTORS CONSISTING PRIMARILY OF TAX-EXEMPT ENTITIES. THIS MEMORANDUM MAY NOT BE REPRODUCED.

NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY WITH RESPECT TO THIS OFFERING. THE COMMON STOCK HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED DIRECTLY OR INDIRECTLY TO ANY UNITED STATES CITIZEN OR RESIDENT OR TO ANY CORPORATION, PARTNERSHIP, TRUST OR OTHER ENTITY CHARTERED OR ORGANIZED UNDER THE LAWS OF ANY JURISDICTION IN THE UNITED STATES OF AMERICA, ITS TERRITORIES OR POSSESSIONS OTHER THAN A LIMITED NUMBER OF UNITED STATES INVESTORS CONSISTING PRIMARILY OF TAX-EXEMPT ENTITIES. IN ADDITION, THE FUND IS EXEMPT FROM REGISTRATION AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, PURSUANT TO SECTION 3(C)(1) THEREUNDER.

THE DISTRIBUTION OF THIS MEMORANDUM AND THE OFFER AND SALE OF THE COMMON SHARES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY COMMON SHARES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN ANY JURISDICTION. NO ACTION HAS BEEN OR WILL BE TAKEN TO PERMIT A PUBLIC OFFERING IN ANY JURISDICTION WHERE ACTION WOULD BE REQUIRED FOR THAT PURPOSE. ACCORDINGLY, THE COMMON SHARES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, AND THIS MEMORANDUM MAY NOT BE DISTRIBUTED, IN ANY JURISDICTION, EXCEPT IN ACCORDANCE WITH THE LEGAL REQUIREMENTS APPLICABLE IN SUCH JURISDICTION. PURCHASERS SHOULD INFORM THEMSELVES AS TO THE LEGAL REQUIREMENTS WITHIN THEIR OWN COUNTRIES FOR THE PURCHASE OF COMMON SHARES AND TO ANY TAXATION OR EXCHANGE CONTROL LEGISLATION APPLICABLE TO THEM.

AN INVESTMENT IN THE FUND MAY BE DEEMED SPECULATIVE AND IS NOT INTENDED AS A COMPLETE INVESTMENT PROGRAM. IT IS DESIGNED ONLY FOR EXPERIENCED AND SOPHISTICATED PERSONS WHO ARE ABLE TO BEAR THE RISK OF THE SUBSTANTIAL IMPAIRMENT OR LOSS OF THEIR INVESTMENT IN THE FUND.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM AS LEGAL, INVESTMENT OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS PERSONAL COUNSEL, ACCOUNTANTS AND OTHER ADVISERS AS TO THE LEGAL, TAX, ECONOMIC AND RELATED ASPECTS OF THE INVESTMENT DESCRIBED HEREIN AND AS TO ITS SUITABILITY FOR SUCH INVESTOR.

THE FUND IS BEING ADMINISTERED IN THE CAYMAN ISLANDS AND AS SUCH IS A REGULATED MUTUAL FUND FOR THE PURPOSES OF THE MUTUAL FUNDS LAW (2003 REVISION) OF THE CAYMAN ISLANDS.

THE FUND IS REGISTERED WITH THE MONETARY AUTHORITY OF THE CAYMAN ISLANDS (THE `MONETARY AUTHORITY") PURSUANT TO SECTION 4(3) OF THAT LAW AND THE PRESCRIBED DETAILS IN RESPECT OF, AND A COPY OF THIS MEMORANDUM HAVE BEEN FILED WITH, THE MONETARY AUTHORITY. SUCH REGISTRATION DOES NOT IMPLY THAT THE MONETARY AUTHORITY OR ANY OTHER REGULATORY AUTHORITY IN THE CAYMAN ISLANDS HAS APPROVED THIS MEMORANDUM OR THE OFFERING OF COMMON STOCK HEREUNDER.

FOR A SUMMARY OF THE CONTINUING REGULATORY OBLIGATIONS OF THE FUND AND A DESCRIPTION OF THE REGULATORY POWER OF THE CAYMAN ISLANDES MONETARY AUTHORITY, SEE SECTION 16 OF THIS MEMORANDUM.

THE COMMON STOCK IS OFFERED ONLY ON THE BASIS OF THE INFORMATION CONTAINED IN THIS MEMORANDUM. ANY FURTHER INFORMATION OR REPRESENTATIONS GIVEN OR MADE BY ANY DEALER, BROKER OR OTHER PERSON SHOULD BE DISREGARDED AND ACCORDINGLY SHOULD NOT BE RELIED UPON. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OF THE COMMON SHARES OTHER THAN THOSE CONTAINED IN THIS MEMORANDUM AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND, THE DIRECTORS, THE INVESTMENT MANAGER, THE CUSTODIAN OR THE ADMINISTRATOR. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR THE ISSUE OF COMMON SHARES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION OR CONSTITUTE ANY REPRESENTATION THAT THE AFFAIRS OF THE FUND HAVE NOT CHANGED SINCE THE DATE HEREOF.

SHAREHOLDERS WHO ARE INDIVIDUALS RESIDENT IN A MEMBER STATE OF THE EUROPEAN UNION SHOULD BE AWARE THAT ANY INCOME REALIZED UPON THE SALE, REFUND, OR REDEMPTION OF THEIR SHARES, TOGETHER WITH ANY INCOME IN THE FORM OF DIVIDENDS OR OTHER DISTRIBUTIONS BY THE FUND, MAY (DEPENDING UPON THE INVESTMENT PORTFOLIO OF THE FUND) BECOME SUBJECT TO THE REPORTING REGIME (OR THE WITHHOLDING TAX REGIME) IMPOSING BY THE EU COUNCIL DIRECTIVE 2003/48/EC OF JUNE 3, 2003 (THE "DIRECTIVE") ON TAXATION OF SAVINGS INCOME IN THE FORM OF INTEREST PAYMENTS, IF PAYMENT OF SUCH INCOME IS MADE BY A PAYING AGENT ESTABLISHED EITHER IN ANOTHER MEMBER STATE OR IN CERTAIN JURISDICTIONS WHICH HAVE AGREED TO INTRODUCE AN EQUIVALENT REPORTING (OR WITHHOLDING TAX) REGIME IN RESPECT OF SUCH PAYMENTS. THE PROVISIONS OF THE DIRECTIVE WILL APPLY TO PAYMENTS MADE ON OR AFTER JULY 1, 2005.

                                      (ii)

THE CAYMAN ISLANDS HAS INTRODUCED THE REPORTING OF SAVINGS INCOME INFORMATION (EUROPEAN UNION) LAW, 2005 EFFECTIVE 1 JULY 2005 AND THE REPORTING OF SAVINGS INCOME INFORMATION (EUROPEAN UNION) REGULATIONS 2005 ON 19 SEPTEMBER 2005 ("ROSII"). SUBJECT TO THE PROVISIONS OF ROSII A REPORTING REQUIREMENT EXISTS FOR FUNDS LICENSED UNDER SECTION 5 OF THE MUTUAL FUNDS LAW (2003 REVISION) AND LISTED ON THE CAYMAN ISLANDS STOCK EXCHANGE UNDER SECTION 194 OF THE COMPANIES LAW (2004 REVISION).

THE FUND IS REGISTERED PURSUANT TO SECTION 4(3) OF THE MUTUAL FUNDS LAW (2003 REVISION) AND ACCORDINGLY, PAYMENTS MADE DIRECTLY BY THE FUND WILL NOT BE SUBJECT TO THE REPORTING (OR WITHHOLDING TAX) REGIME."

SPECIAL NOTICE TO FLORIDA INVESTORS

THE FOLLOWING NOTICE IS PROVIDED TO SATISFY THE NOTIFICATION REQUIREMENT SET FORTH IN SUBSECTION 11(A)(5) OF SECTION 517.061 OF THE FLORIDA STATUTES, 1987, AS AMENDED:

UPON THE ACCEPTANCE OF FIVE (5) OR MORE FLORIDA INVESTORS, AND IF THE FLORIDA INVESTOR IS NOT A BANK, A TRUST COMPANY, A SAVINGS INSTITUTION, AN INSURANCE COMPANY, A DEALER, AN INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, A PENSION OR PROFIT-SHARING TRUST, OR A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT OF 1933), THE FLORIDA INVESTOR ACKNOWLEDGES THAT ANY SALE OF AN INTEREST TO THE FLORIDA INVESTOR IS VOIDABLE BY THE FLORIDA INVESTOR EITHER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE FLORIDA INVESTOR TO THE ISSUER, OR AN AGENT OF THE ISSUER, OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO THE FLORIDA INVESTOR, WHICHEVER OCCURS LATER.

                                     (iii)

                                    DIRECTORY

Principal                                     Gabelli Associates Limited
Office:                                                       c/o Fortis Prime Fund Solutions (Cayman) Limited
                                                              P.O. Box 2003GT
                                                              Grand Pavillion Commercial Centre
                                                              802 West Bay Road
                                                              Grand Cayman, Cayman Islands
                                                              British West Indies

Registered Office:                            Gabelli Associates Limited
                                                              c/o HWR Services Limited,
                                                              Craigmuir Chambers
                                                              P.O. Box 71
                                                              Road Town, Tortola
                                                              British Virgin Islands

Investment Manager:                           Gabelli Securities, Inc.
                                                              One Corporate Center
                                                              Rye, New York 10580

Administrator, Registrar and Transfer Agent:  Fortis Prime Fund Solutions (Cayman) Limited
                                                              P.O. Box 2003GT
                                                              Grand Pavillion Commercial Centre
                                                              802 West Bay Road
                                                              Grand Cayman, Cayman Islands
                                                              British West Indies

Auditors:                                     Ernst & Young
                                                              One Capital Place
                                                              Shedden Road
                                                              George Town, Grand Cayman
                                                              Cayman Islands, British West Indies

United States Counsel:                        Seward & Kissel LLP
                                                              One Battery Park Plaza
                                                              New York, New York 10004

British Virgin Islands                        Harney Westwood & Riegels
Counsel:                                                      Craigmuir Chambers
                                                              P.O. Box 71
                                                              Road Town
                                                              Tortola, British Virgin Islands

Special Cayman Islands Counsel                Ogier
                                                           P.O. Box 1234
                                                           Queensgate House
                                                           South Church Street
                                                           George Town, Grand Cayman
                                                           Cayman Islands, British West Indies


Written inquiries relating to the Fund should be addressed to Gabelli Associates Limited at the address of its principal office set forth above.

                                      (iv)

                                TABLE OF CONTENTS


SUMMARY ............................................................................1


1.      THE FUND....................................................................4


2.      INVESTMENT OBJECTIVE AND METHODS............................................4

        Investment Objective........................................................4
        Investment Approach and Policies............................................4
        Risk Arbitrage..............................................................5
        Special Techniques..........................................................6
        Portfolio Transactions and Brokerage........................................7

3.      BACKGROUND OF THE INVESTMENT MANAGER AND INVESTMENT OFFICER.................8


4.      INVESTMENT MANAGEMENT AGREEMENT.............................................9


5.      CERTAIN RISKS..............................................................10

        Market Risks...............................................................10
        Short Sales................................................................11
        Lack of Diversification....................................................11
        Special Situations.........................................................11
        Lack of Liquidity of Fund Assets; Valuation................................11
        Non-U.S. Securities........................................................11
        Options....................................................................11
        Leverage...................................................................12
        Counter-party, Valuation and Settlement Risk...............................12
        Custody Risk...............................................................12
        Futures Contracts..........................................................12
        Investment Flexibility.....................................................13
        Limited Redemption and Transfer Rights.....................................13
        Incentive Fee..............................................................13
        Conflicts of Interest......................................................13

6.      EXPENSES...................................................................15


7.      DESCRIPTION OF THE FUND'S CAPITAL STOCK....................................15

        Purchase of New Issues.....................................................15
        Non-Voting Shares..........................................................16
        Rights of Shareholders.....................................................16

8.      OFFERING OF COMMON STOCK...................................................17


9.      REDEMPTIONS................................................................17


10.     TAXATION AND ERISA MATTERS.................................................19

        U.S. Shareholders..........................................................20
        ERISA Matters..............................................................21


                            (v)

11.     BOARD OF DIRECTORS.........................................................22


12.     FUND ADMINISTRATOR.........................................................22


13.     FISCAL YEAR AND FISCAL PERIODS;  FINANCIAL STATEMENTS; AUDITORS............23


14.     MEETINGS OF SHAREHOLDERS...................................................23


15.     PAYMENTS TO SPONSORS OF THE FUND...........................................23


16.     GENERAL COMMENTS...........................................................24

        Recognition Under the British Virgin Islands Mutual Funds  Act.............24
        Cayman Islands Regulation..................................................25
        Prevention of Money Laundering - British Virgin Islands....................25
        Prevention of Money Laundering - Cayman Islands............................26
        Prevention of Money Laundering - United States.............................27

17.     PROCEDURE TO PURCHASE COMMON STOCK AND REPRESENTATIONS BY PURCHASERS.......27




                                      (vi)

SUMMARY

                  The following is a summary of the Confidential Explanatory Memorandum (the "Memorandum") and other documents relating to Gabelli Associates Limited (the "Fund") and is qualified in its entirety by reference to the Memorandum and Articles of Association of the Fund, this Memorandum and related documents. All such documents should be reviewed carefully for more information with respect to the Fund.

The Fund The Fund is a corporation formed under the laws of the British Virgin Islands for the purpose of investing its assets in accordance with the investment program set forth in this Memorandum.

Investment            Objective and Approach The primary investment objective of the Fund is capital appreciation. The Fund will attempt to achieve its objective by investing primarily in risk arbitrage transactions, particularly, but not exclusively, in announced takeovers and other workout situations.

                      The Fund's investments will generally be made in arbitrage transactions which include (i) risk arbitrage transactions in connection with mergers, acquisitions, sales of assets, exchange offers, cash tender offers, recapitalizations, liquidations and other similar transactions, (ii) convertible securities arbitrage and hedge transactions involving a long or short position in one security and a long or short position in another security entitling the holder of such other security to acquire or sell the first security and (iii) traditional bona fide time and place and domestic-foreign arbitrage transactions in securities, including the writing of and investing in put and call options (both "covered" and "naked") on securities (both listed and over-the-counter). The Fund may also make other types of securities investments, including the purchase of securities in entities which appear to be substantially undervalued.

                      The Fund will attempt to enhance its performance by the use of leverage and short sales, and will attempt to hedge its portfolio by the use of option strategies. The Fund may also engage in certain transactions involving futures contracts. While the use of leverage and short sales may improve the return on invested capital, their use may also increase any adverse impact to which the investment of the Fund may be subject.

The Investment
  Manager The investment manager of the Fund is Gabelli Securities, Inc. (the "Investment Manager"), a Delaware corporation and a wholly-owned subsidiary of GAMCO Investors, Inc. ("GAMCO Investors"). The Investment Manager is registered as an investment adviser with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Investment Advisers Act of 1940, as amended. The Investment Manager serves as investment manager to the Fund and not to any particular investor regarding its investment in the Fund.

Risk Factors          Investment in the Fund involves  significant  risk factors and is suitable only for persons who can bear the economic risk of the loss of their entire investment, who have limited need for liquidity in their investment and who meet the conditions set forth in this Memorandum. There can be no assurances that the Fund will achieve its investment objective.

                      Investment in the Fund carries with it the inherent risks associated with investments in the securities markets, in general, as well as:

                      o Loss of all or a substantial portion of the investment due to leveraging, short-selling or other speculative investment practices;

                      o Lack of liquidity in that there may be no secondary market and none expected to develop;

                      o          Volatility of returns;

                      o          Restrictions on  transferring  shares of Common
                                 Stock;

                      o Potential lack of diversification and resulting higher risk due to concentration of trading authority with a single adviser;

                      o Absence of information regarding valuations and pricing; and


                      o Less regulation and higher fees than mutual funds.

                      The   foregoing   does  not   purport  to  be  a  complete
                      enumeration or explanation of the general risks involved in investing in the Fund.


Expenses The Investment Manager will render the services set forth in the Management Agreement at its own expense, including the salaries of employees necessary to render such services, all general overhead expenses attributable to its employees and other expenses incident to the rendering of such services. The Fund will pay its own expenses including the fees paid to the Investment Manager, the fee to the Administrator, accounting and legal expenses, organizational expenses and all investment expenses.

Fixed Fee             The  Investment  Manager will be paid a monthly  fixed fee
                      (the "Fixed Fee") computed at an annual rate of 1% (i.e., 0.083% per month). The Fixed Fee will be calculated based on the average net assets of the Fund as of the end of such and the previous month end and will be paid on the 15th day of the month next following the end of each fiscal quarter.

Incentive Fee         Annual  Performance  Fee  equal to 20% of the net  profits
                      (including net unrealized gains), if any, attributable to each Common Share.

 The Offering         The  minimum  subscription  required  of each  investor is
                      $1,000,000, subject to reduction by the Fund but to no less than $100,000.

Eligible Investors    Shares  will be sold only to persons  who are able to bear the economic risk of the investment, are experienced and sophisticated investors in connection with financial and business matters,

Redemptions           Upon 30 days' prior written  notice,  any holder of Common
                      Stock may redeem all or any portion of his shares on the last day of any month at the net asset value per shares of the relevant class as of the close of business on such redemption date. The Fund may suspend the right of shareholders to redeem shares of the Fund's stock during certain periods. A sales charge of up to 2% of the Offering Price may be imposed on sales of the Fund's
                      Common Stock.

Reports Shareholders will receive unaudited reports regarding the performance of the Fund at least quarterly and will receive audited year-end financial statements annually.

1. THE FUND

                  Gabelli Associates Limited (the "Fund") is a corporation formed under the laws of the British Virgin Islands, which is registered as a foreign company with a place of business in the Cayman Islands. The Fund's principal office is located c/o Fortis Prime Fund Solutions (Cayman) Limited, P.O. Box 2003GT, Grand Pavillion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The investments of the Fund are managed by Gabelli Securities, Inc. (the "Investment Manager") and the Fund's chief investment officer and portfolio manager is Mario J. Gabelli. The Fund's administrator is Fortis Prime Fund Solutions (Cayman) Limited (the "Administrator").

                  An investment in the Fund may be deemed speculative and is not intended as a complete investment program. It is designed only for experienced and sophisticated persons who are able to bear the risk of the substantial impairment or loss of their investment in the Fund. Shares of the Fund's Common Stock will be offered only to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors consisting primarily of pension and profit sharing trusts, charities and other tax-exempt entities.

2. INVESTMENT OBJECTIVE AND METHODS

Investment Objective

                  The primary investment objective of the Fund is capital appreciation. The Fund will attempt to achieve its objective by investing primarily in risk arbitrage transactions, particularly, but not exclusively, in announced takeovers and other workout situations. Investment decisions for the Fund will be made by the Investment Manager and the Fund's chief investment officer and portfolio manager, Mr. Gabelli and Raffaele Rocco, a portfolio manager for the Fund. References to the Investment Manager below shall be deemed to include the Fund's chief investment officer and portfolio managers.

Investment Approach and Policies

                  The Fund's investments will generally be made in arbitrage transactions which include (i) risk arbitrage transactions in connection with mergers, acquisitions, sales of assets, exchange offers, cash tender offers, recapitalizations, liquidations and other similar transactions, (ii) convertible securities arbitrage and hedge transactions involving a long or short position in one security and a long or short position in another security entitling the holder of such other security to acquire or sell the first security and (iii) traditional bona fide time and place and domestic-foreign arbitrage transactions in securities, including the writing of and investing in put and call options (both "covered" and "naked") on securities (both listed and over-the-counter). The Fund may also make other types of securities investments, including the purchase of securities in entities which appear to be substantially undervalued.

                  Pending investment of the proceeds of this offering in accordance with the investment objective and policies, or when the Investment Manager believes the Fund should follow a temporary defensive posture, or when the Investment Manager determines that opportunities for capital growth do not appear attractive, the Fund may, without limitation, hold cash or invest in cash equivalents. Among the cash equivalents in which the Fund may invest are: obligations of the United States Government, its agencies or instrumentalities ("U.S. Government Securities"); commercial paper rated A-1 or higher by Standard and Poor's Corporation or Prime-1 by Moody's Investors Service, Inc.; and certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation. The Fund may also engage in repurchase agreements and may purchase shares of money market mutual funds that invest primarily in U.S. Government Securities and repurchase agreements involving those securities. Changes may be made in the Fund's portfolio consistent with the Fund's investment objective and policies, however, whenever those changes are believed by the Investment Manager to be in the best interests of the Fund and its shareholders.

                  The Fund may invest a portion of its net assets in securities of non-United States issuers.

Risk Arbitrage

                  General. Classic ("riskless") arbitrage involves the purchase of a security at one price and the simultaneous or nearly simultaneous selling of its equivalent at a higher price. Mergers and acquisitions ("risk") arbitrage involves purchasing securities which are the subject of an acquisition attempt, exchange offer, cash tender offer, corporate reorganization or liquidation. In both types of arbitrage, the arbitrageur derives his profit by realizing the price differential or "spread" between equivalent or nearly equivalent securities or between the market price of securities and the value ultimately realized from their disposition. The Fund utilizes different arbitrage techniques with respect to the various kinds of transaction being arbitraged.

                  Exchange Offers and Certain Mergers. When an exchange offer or a proposal for a merger is publicly announced, the market price of the securities of the acquiring company which would be issued in the transaction is typically greater than the market price of the securities of the target company for which they are to be exchanged, although this differential or spread will generally narrow or disappear as the closing date of the exchange offer or merger approaches. When an exchange offer or proposed merger is publicly announced, the Fund evaluates the proposed transaction and forms a judgment as to the probability of its consummation. If the Investment Manager determines that it is probable that the transaction will be consummated, the Fund may purchase shares of the target company. In order to hedge against the risk of market fluctuation in the securities to be received, the Fund may sell securities of the acquiring company short. Transactions in listed stock options will be used by the Fund to hedge long and short positions. If the transaction is consummated, the Fund will then exchange the shares of the target company which it has accumulated for the shares issued by the acquiring company and may cover its short position, if any, with the securities so received. The profit realized, typically, will be the price differential between the two securities, plus any soliciting dealers' fees, dividends and stock borrowing income the Fund receives.

                  Cash Tender Offers and Cash Mergers. Cash tender offers and cash mergers do not present an opportunity for arbitrage in the classic sense, because there is no equivalent security to be sold at the time of purchase (although the Fund may, at times, sell the cash to be received short on currency exchanges). The Fund does invest, however, in transactions involving cash tender offers and cash mergers. At the time that a cash tender offer or a cash merger proposal is announced, the offer price for the securities of the target company typically is higher than the price at which such securities are selling in the marketplace. When a cash tender offer or cash merger proposal is announced, the Investment Manager evaluates the proposed transaction and forms a judgment as to the probability of its consummation. If the Investment Manager believes that it is probable that the transaction will be consummated, or that another entity may bid a higher price, the Fund may purchase the securities of the target company in the open market in the expectation of tendering them for cash to the acquiring company. If the transaction is completed, the Fund will, typically, realize a profit from the price differential between the cost of the securities purchased and the amount received from the acquiring company, plus any soliciting dealers' fees the Fund receives.

                  If the Investment Manager believes that it is probable that the transaction will not be consummated, the Fund may sell the securities of the target company short in the expectation of covering the short sale with securities purchased in the open market at a price lower than that received in the short sale. If the transaction is not completed and the price of the target company's securities declines, the Fund will then cover its short position with securities purchased in the open market. The profit realized would be the price differential between the price received in the short sale and the cost of the securities purchased to cover the short sale.

                  Liquidations. From time to time, companies announce that they intend to pursue a plan of liquidation, under which all or substantially all of the assets of the company to be liquidated are to be sold, with the proceeds of the sales ultimately to be distributed to the stockholders of the company. There may be several liquidating distributions in connection with a particular liquidation.

                  In the case of liquidation proposals, the Fund generally attempts to evaluate the market value of the assets of the company to be liquidated and determine the likelihood that the requisite approvals for the transaction will be obtained. The liquidation of a corporation generally requires shareholder approval, and liquidations of other types of business entities typically require the approval of specific percentages of the beneficial owners of such entities. If the Investment Manager believes that the assets of the company to be liquidated are worth more than the market price of the company's publicly-traded securities, and that there is a substantial likelihood that the liquidation proposal will receive the requisite approvals, the Fund may invest in the securities of the company to be liquidated in the expectation of profiting from the differential between the costs of the securities purchased and the amount of the liquidating distributions.

                  Bankruptcy Situations. The Fund may also invest in securities of companies involved in various stages of bankruptcy, reorganization or arrangements with creditors. These situations may be particularly complicated and may involve a high degree of uncertainty. Such securities might have to be held for long periods of time.

                  Convertible Securities Arbitrage. The Fund may from time to time engage in convertible securities arbitrage transactions. An example would be the purchase of a convertible security and an offsetting short sale of the underlying security to take advantage of a price differential in the two securities.

Special Techniques

                  The Fund will attempt to enhance its performance by the use of leverage and short sales, and will attempt to hedge its portfolio by the use of option strategies. The Fund may also engage in certain transactions involving futures contracts. While the use of leverage and short sales may improve the return on invested capital, their use may also increase any adverse impact to which the investment of the Fund may be subject. (See Section 5, "Certain Risks"). These special investment techniques are described below.

                  Leverage. The Fund expects to borrow funds for the purpose of purchasing securities. Loans to the Fund will be arranged through broker-dealers with which the Fund will maintain customer accounts. The amount of borrowings that the Fund may have outstanding at any time may be large in comparison to its capital.

                  Short Sales. The Fund may engage in "short sale" transactions. For example, if the Investment Manager determines that it is probable that a proposed special situation transaction will not be consummated, the Fund may sell the securities of the company involved in the transaction short in the expectation of "covering" the short sale with securities purchased in the open market at a price lower than that received in the short sale. If the transaction is not consummated and the price of the company's securities declines, the Fund will then cover its short position with securities purchased in the market. The profit realized by the Fund will be the difference between the price received in the short sale and the cost of the securities purchased to cover the short sale.

                  Selling securities short involves selling securities that the Fund does not own. To make delivery to the purchaser of the securities, the Fund will borrow securities from a third party lender. The Fund will return the borrowed securities to the lender by delivering to the lender the securities the Fund receives in the transaction or by purchasing securities in the market. The Fund will generally be required to pledge cash with the lender equal to the market price of the borrowed securities. This deposit may be increased or decreased in accordance with changes in the market price of the borrowed securities. During the period in which the securities are borrowed, the lender will typically retain its right to receive interest and dividends accruing to the securities, but will pay the Fund a fee for the use of the Fund's cash. This fee is based on prevailing interest rates, the availability of the particular security for borrowing and other market factors.

                  Options Strategies. The Fund may engage in various investment strategies involving options, including index options, for the purpose of hedging its portfolio positions. When the Fund purchases an option, it will be required to pay the price of the option and transaction charges to the broker effecting the transaction. If the option is exercised by the Fund, the total cost of the option may be more than the amount of the brokerage costs that would be payable if the security was to be purchased directly. If the option expires unexercised, the Fund will lose an amount equal to the costs of the option.

                  Futures Transactions. The Fund may also engage in financial futures and futures contracts relating to stock indices and stock market indices and contracts and rights in respect thereof. The Investment Manager will not engage in transactions involving futures contracts and options thereon until, to the extent required, it has registered as a commodity pool operator with the Commodity Futures Trading Commission.

Portfolio Transactions and Brokerage.

                  The Investment Manager is responsible for the execution of the Fund's portfolio transactions and the allocation of brokerage. Transactions in equity securities are in most cases effected on United States stock exchanges and involve the payment of negotiated brokerage commissions. No stated commission is generally applicable to securities traded in the over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups. In executing transactions on behalf of the Fund, the Fund will seek to obtain the best price and execution for the Fund, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm's risk in positioning a block of securities. Although the Fund generally seeks reasonably competitive commission rates, the Fund will not necessarily pay the lowest commission available.

                  The Fund has no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities. Portfolio transactions may be executed through Gabelli & Company, Inc., an affiliate of the Investment Manager, if, in the judgment of the Investment Manager, the use of Gabelli & Company, Inc. would likely result in price and execution at least as favorable as those of other qualified broker-dealers, and if, in particular transactions, Gabelli & Company, Inc. charges the Fund a rate consistent with that charged to comparable unaffiliated customers in similar transactions.

                  Portfolio transactions for the Fund will be allocated to brokers in consideration of such factors as price, the ability of the brokers to effect the transactions, the brokers' facilities, reliability and financial responsibility, and any research or investment management-related services and equipment provided by such brokers. Following the principle of seeking best price and execution, the Investment Manager may place brokerage business on behalf of the Fund with brokers that provide the Investment Manager with supplemental research or investment management-related services and equipment through which portfolio transactions for the Fund are executed, settled and cleared. Such services and equipment may include, but are not limited to, research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, on-line quotations, news and research services, and other services (e.g., computer and telecommunications equipment) providing lawful and appropriate assistance to the Investment Manager in the performance of its investment decision-making responsibilities on behalf of the Fund (collectively, "soft dollar items"). The expenses of the Investment Manager will not necessarily be reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager and its affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information will be used by the Investment Manager in connection with the Fund. Conversely, the information provided to the Investment Manager and its affiliates by brokers and dealers through which other clients of the Fund's affiliates effect securities transactions may be useful to the Investment Manager in providing services to the Fund.

                  Accordingly, if the Investment Manager determines in good faith that the amount of commissions charged by a broker is reasonable in relation to the value of the brokerage and research or investment management-related services and equipment provided by such broker, the Fund may pay commissions to such broker in an amount greater than the amount another broker might charge. Section 28(e) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), permits the use of soft dollar items in certain circumstances, provided that the Fund does not pay a rate of commissions in excess of what is competitively available from comparable brokerage firms for comparable services, taking into account various factors, including commission rates, financial responsibility and strength and ability of the broker to efficiently execute transactions and refer investors. Products not used for research or execution that are acquired by the Fund through the use of soft dollars, and soft dollars that are not generated through agency or riskless transactions in securities, are outside of the parameters of Section 28(e)'s safe harbor, as are transactions effected in futures, currencies or certain derivatives.

                  The Investment Manager currently intends to use soft dollars for (i) items which are within the Section 28(e) "safe harbor," (ii) expenses outside of the Section 28(e) "safe harbor" otherwise payable by the Fund such as, without limitation, Fund administration, accounting, auditing and legal expenses and other services, and (iii) certain soft dollar items which are outside the "safe harbor" under Section 28(e) which may include computer hardware (including replacement parts) and software, telecommunications equipment (including replacement parts) and related infrastructure and wiring as well as fees and expenses associated with consultants and the maintenance of such computer and telecommunications equipment.

                  In addition to the factors described above, the Investment Manager may consider a broker-dealer's referrals of investors to the Fund or the potential for future referrals. As with "soft dollar" payments for research, in some cases the transaction compensation paid might be higher than that obtainable from another broker-dealer who did not provide (or undertake to provide) referrals, although the Investment Manager will seek to avoid such a result and will generally seek "best execution." Awarding transaction business to broker-dealers in recognition of past or future referrals may involve an incentive for the Investment Manager to cause the Fund to effect more transactions than it might otherwise do in order to stimulate more referrals.


3. BACKGROUND OF THE INVESTMENT MANAGER AND INVESTMENT OFFICER

                  Gabelli Securities,  Inc. ("GSI" or the "Investment  Manager")
is the investment manager of the Fund. The Investment Manager, a Delaware corporation, is a majority owned subsidiary of GAMCO Investors. The Investment Manager manages alternative investments, including other private investment partnerships or limited liability companies. The Investment Manager is registered as an investment adviser with the U.S. Securities and Exchange
Commission under the U.S. Investment Advisers Act of 1940, as amended. The Investment Manager is not registered with the CFTC or with the NFA as a commodity pool operator ("CPO") or commodity trading advisor ("CTA") and does not serve in such capacity. If, however, the Fund elects to trade in futures, then the Investment Manager will, to the extent required by applicable law, register with the CFTC and the NFA. The Investment Manager serves as investment manager to the Fund and not to any particular investor regarding its investment in the Fund.

                  The Investment Manager wholly owns Gabelli & Company, Inc. (Gabelli & Company), a broker-dealer registered with the SEC and a member of the National Association of Securities Dealers. Gabelli & Company is engaged in securities brokerage, investment research, underwriting and related services.

                  GSI also serves as the general partner of Gabelli Associates Fund and Gabelli Associates Fund II, each a Delaware partnership that engages in arbitrage activities. Michael Anastasio serves as Chief Financial Officer of GSI.

GAMCO Investors, Inc.

                  GAMCO Investors, Inc. ("GAMCO Investors") and its predecessors have operated under a simple premise since 1977: to earn a superior return for their clients. GAMCO Investors offers a diversified product mix to serve the financial objectives of a broad spectrum of investors and its common stock is traded on the New York Stock Exchange under the symbol "GBL". The Investment Partnership Group is a specialized division utilizing the full resources of the organization while maintaining its independence and flexibility.

                  GAMCO Investors, through its subsidiaries, has been managing absolute return portfolios since 1977 utilizing fundamental research and introduced their first targeted portfolio, the merger arbitrage fund, in 1985. Another such portfolio was launched in 1986 focusing on U.S. special situations, followed by two offshore funds in 1989. Building on the firm's strength in global event-driven value investing, several new hedge funds have been added to balance investors' geographic, strategic and sector requirements.

                  Mario Gabelli serves as the Fund's chief investment officer and portfolio manager. Raffaele Rocco also serves as a portfolio manager for the Fund.

                  Mr. Gabelli, born in 1942, acts as Chairman of the Board of Directors and Chief Executive Officer of GGCP, Inc. ("GGCP") and Gabelli Investors, Inc., Chief Investment Officer of the Value portfolios for GAMCO Asset Management Inc. Mr. Gabelli is the principal shareholder of GGCP, which makes investments for its own account and owns a controlling interest in Gabelli Investors, Inc. Mr. Gabelli also serves as Vice Chairman of Lynch Corporation and Chief Executive Officer and Vice Chairman of Lynch Interactive Corporation. From 1967 to 1975, Mr. Gabelli, a Chartered Financial Analyst, was a securities analyst with and Vice President of Loeb, Rhoades & Company and from 1975 to 1976 he was a securities analyst with and Vice President of William D. Witter & Company and its successor, Drexel Burnham Lambert Incorporated. Mr. Gabelli serves as an officer and/or director of various companies other than GAMCO Investors Inc. and its subsidiaries.

                  Mr. Rocco's primary responsibilities at GAMCO Investors, Inc. include arbitrage research and the management of merger arbitrage portfolios. Mr. Rocco has worked for GAMCO Investors since 1994. He earned his Bachelor's degree in Economics from Rutgers University.


4. INVESTMENT MANAGEMENT AGREEMENT

                  Under an Investment Management Agreement (the "Management Agreement") between the Investment Manager and the Fund, the Investment Manager will invest and reinvest the assets of the Fund, including money borrowed, in accordance with the investment objective and methods of the Fund set forth above.

                  Under the terms of the Management Agreement, the Fund will pay to the Investment Manager for its services as an investment manager, a "Fixed Fee" and an "Incentive Fee" as described below. The Fixed Fee for any month is an amount equal to 1% of the average net assets of the Fund as of the end of such month and the previous month end. The Fund will pay the Fixed Fee in U.S. dollars on the 15th day of the month next following the end of such fiscal quarter. In the event that the Investment Manager is not acting as Investment Manager for an entire fiscal quarter, the Fixed Fee payable by the Fund for such fiscal quarter will be prorated to reflect the portion of such fiscal quarter in which the Investment Manager is acting as such under the Management Agreement. The Incentive Fee is an amount, allocated annually, equal to twenty percent of the net profits of the Fund (including net unrealized gains), if any, during such fiscal year.

                  The Management Agreement provides that the Investment Manager will be paid the Incentive Fee in the following increments: (i) 90% of the estimated Incentive Fee within thirty days after the end of the fiscal year and
(ii) the balance of the Incentive Fee upon completion of the Fund's audited financial statements, but in no event later than sixty days after the end of the fiscal year. Notwithstanding this provision, the Investment Manager may elect to defer payment of its Incentive Fee to the last day of any fiscal year following the year such fee was earned. If the Investment Manager elects to defer payment of all or part of the Incentive Fee, any such deferred amounts payable to the Investment Manager shall be treated, and the amounts eventually payable at the end of such deferred periods shall be determined, as if such deferred amounts had been invested in shares of Common Stock on the first day of the fiscal year following the year the deferred fee was earned and redeemed as of the last day of the deferred period. The deferred Incentive Fee and amounts of net profits, if any, allocated to such deferred Incentive Fee shall be paid promptly after the end of the deferred period. If any cash dividends are paid with respect to the Common Stock during any of such deferred periods, there shall be paid to the Investment Manager, at the time of payment of such dividends, an amount equal to the dividends that would have been paid to the Investment Manager if the deferred amounts had been invested in shares of Common Stock.

                  In the event that the Management Agreement is terminated prior to the last day of the fiscal year, the Incentive Fee will be computed as though the termination date were the last day of the fiscal year.

                  The Management Agreement provides that it shall continue until the close of business on December 31, 2033, except that the Investment Manager may terminate the Management Agreement effective at the close of business on the last day of any fiscal year by giving the Fund not less than sixty days written notice. The Management Agreement provides that it will be terminated upon the dissolution of the Investment Manager.

                  The Management Agreement recognizes that the Investment Manager has investments of its own and is acting as an investment manager for others. The Management Agreement further recognizes that the Investment Manager may become associated with other investment entities and engage in investment management for others. Except to the extent necessary to perform its obligations under the Management Agreement, the Investment Manager or its affiliates are not limited or restricted from engaging in or devoting time and attention to the management of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other corporation, firm, individual or association. As a result, the Investment Manager and its affiliates and other clients may hold substantial positions in securities that are owned by the Fund. If the Investment Manager and its affiliates and other clients hold a substantial position in an issuer, liquidity and concentration considerations may limit the ability of the Investment Manager to add to the position on behalf of the Fund or other clients or to readily dispose of the position. Although the availability at acceptable prices of investments may from time to time be limited, it is the policy of the Investment Manager and its affiliates to allocate purchases and sales of such securities in a manner deemed fair and equitable to all clients, including the Fund. The Investment Manager may on occasion give advice or take action with respect to those accounts that differs from the advice given with respect to the Fund.

                  Under the Management Agreement, the Fund will indemnify the Investment Manager, including Mario J. Gabelli, against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings, except that the Investment Manager will not be indemnified against any liability to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or reckless disregard of its obligations and duties under the Management Agreement.

                  The Management Agreement provides that the Fund may use "Gabelli" as part of its name for so long as the Investment Manager serves as investment manager to the Fund.

5. CERTAIN RISKS

                  The Fund may be deemed to be a speculative investment and is not intended as a complete investment program. It is designed only for sophisticated persons who are able to bear the risk of an investment in the Fund. The following risks should be carefully evaluated before making an investment in the Fund:

Market Risks
------------

                  The profitability of a significant portion of the Fund's investment program depends to a great extent upon correctly assessing the future course of price movements of specific securities and other investments. There can be no assurance that the Investment Manager will be able to predict accurately these price movements.

Short Sales

                  Short sales can, in certain circumstances, substantially increase the impact of adverse price movements on the Fund's portfolio. A short sale involves the risk of a theoretically unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and a theoretically unlimited loss. There is the risk that the securities borrowed by the Fund in connection with a short sale must be returned to the securities lender on short notice. If a request for return of borrowed securities occurs at a time when other short sellers of the security are receiving similar requests, a "short squeeze" can occur, and the Fund may be compelled to replace borrowed securities previously sold short with purchases on the open market at the most disadvantageous time, possibly at prices significantly in excess of the proceeds received in originally selling the securities short.

Lack of Diversification

                  The Fund's portfolio may not be diversified among a wide range of types of securities or geographic areas. Accordingly, the Fund's investments may be subject to more rapid change in value than would be the case if the Fund were required to maintain a wide diversification among types of securities and geographic areas.

Special Situations

                  The Fund may invest in  companies  involved  in (or the target
of) acquisition attempts or tender offers or in companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Fund of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund may invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

Lack of Liquidity of Fund Assets; Valuation

                  Fund assets may, at any given time, include securities and other financial instruments or obligations which are thinly-traded or for which no market exists and/or which are restricted as to their transferability under applicable securities laws. The sale of any such investments may be possible only at substantial discounts and it may be extremely difficult to accurately value any such investments.

Non-U.S. Securities

                  Investing in securities of non-U.S. governments and companies which are generally denominated in non-U.S. currencies and utilization of options on non-U.S. securities involves certain considerations comprising both risks and opportunities not typically associated with investing in securities of the United States Government or United States companies. These considerations include changes in exchange rates and exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less governmental supervision of exchanges, brokers and issuers, greater risks associated with counter-parties and settlement, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Options

                  The purchase or sale of an option involves the payment or receipt of a premium by the investor and the corresponding right or obligation, as the case may be, to either purchase or sell the underlying security, commodity or other instrument for a specific price at a certain time or during a certain period. Purchasing options involves the risk that the underlying instrument will not change price in the manner expected, so that the investor loses its premium. Selling options, on the other hand, involves potentially greater risk because the investor is exposed to the extent of the actual price movement in the underlying security rather than only the premium payment received (which could result in a potentially unlimited loss). Over-the-counter options also involve counter-party solvency risk.

Leverage

                  The Fund anticipates using significant leverage from time to time for the purpose of purchasing securities. In addition, other investments of the Fund such as options, short sales and swaps contain investment leverage. While leverage can improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Fund may be subject.

Counter-party, Valuation and Settlement Risk

                  To the extent the Fund invests in swaps, "synthetic" or derivatives instruments, repurchase agreements, certain types of option or other customized financial instruments, or, in certain circumstances, non-U.S. securities, the Fund takes the risk of non-performance by the other party to the contract. This risk may include credit risk of the counter-party and the risk of settlement default. This risk may differ materially from those entailed in exchange-traded transactions which generally are supported by guarantees of clearing organizations, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered directly between two counter-parties generally do not benefit from such protections and expose the parties to the risk of counter-party default.

                  In addition, there are risks involved in dealing with the custodians or brokers who settle Fund trades particularly with respect to non-U.S. investments. It is expected that all securities and other assets deposited with custodians or brokers will be clearly identified as being assets of the Fund and hence the Fund should not be exposed to a credit risk with respect to such parties. However, it may not always be possible to achieve this segregation and there may be practical or timing problems associated with enforcing the Fund's rights to its assets in the case of an insolvency of any such party.

Custody Risk

                  The Fund and/or its primary custodian may appoint sub-custodians in certain non-U.S. jurisdictions to hold the assets of the Fund. The Fund's primary custodian may not be responsible for cash or assets which are held by sub-custodians in certain non-U.S. jurisdictions, nor for any losses suffered by the Fund as a result of the bankruptcy or insolvency of any such sub-custodian. The Fund may therefore have a potential exposure on the default of any sub-custodian and, as a result, many of the protections which would normally be provided to a fund by a custodian will not be available to the Fund. Custody services in certain non-U.S. jurisdictions remain undeveloped and, accordingly, there is a transaction and custody risk of dealing in certain non-U.S. jurisdictions. Given the undeveloped state of regulations on custodial activities and bankruptcy in certain non-U.S. jurisdictions, the ability of the Fund to recover assets held by a sub-custodian in the event of the sub-custodian's bankruptcy would be in doubt.

Futures Contracts

                  The Fund may invest in futures contracts (primarily financial futures) or swaps. The low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss. The Fund will not purchase, hold, sell or otherwise deal in financial futures or options until, to the extent required, the Investment Manager has registered with the Commodity Futures Trading Commission.

Investment Flexibility

                  The Fund has broad and flexible investment authority. In particular, the Fund is not required to invest any particular percentage of its portfolio in any type of investment, sector or region, and the amount of the Fund's portfolio which is invested in any type of investment, which is long or short, or which is weighted in different countries or different sectors can change at any time based on the availability of attractive market opportunities. Accordingly, at any time, the Fund may have significant investments in strategies, sectors or instruments not specifically described herein and which therefore present risks which are not specifically described herein.

Limited Redemption and Transfer Rights

                  Shareholders will be permitted to make monthly redemptions but will be subject to redemption charges for redemptions of Shares that have been held by the shareholder for less than one year. Transfers of Shares will be permitted only with the written consent of the Investment Manager. Accordingly, Shares of the Fund should only be acquired by investors willing and able to commit their assets for an appreciable period of time.

Incentive Fee

                  The payment of a percentage of the Fund's net profits to the Investment Manager may create an incentive for the Investment Manager to cause the Fund to make investments that are riskier or more speculative than would be the case if this fee was not paid. Since the fee is calculated on a basis which includes unrealized appreciation of assets, such fee may be greater than if it were based solely on realized gains.

Conflicts of Interest

                  As discussed above, the Investment Manager also acts as investment manager or general partner to various other private investment funds, persons and entities.

                  The  Investment  Manager,  its  affiliates  and other  related persons of the Investment Manager may have direct or indirect interests in securities being bought or sold for by the Fund. In addition, on any given day, securities being bought or sold for the Fund may also be simultaneously bought or sold for the Investment Manager, its affiliates or other related persons. Accordingly, the Investment Manager, its affiliates, or other related persons may sell or recommend the sale of a particular security for certain accounts, including accounts in which they have an interest, and the Investment Manager, its affiliates or other related persons may buy or recommend the purchase of such security for other accounts, including accounts in which they have an interest, and, thus, transactions in particular accounts may not be consistent with transactions in other accounts or with the recommendation of the Investment Manager, its affiliates or other related persons. It is therefore possible that the value of a security bought by an account that is managed by the Investment Manager, its affiliates or related persons may decrease if another account advised by the Investment Manager, its affiliates or related persons subsequently sells or shorts the same security. Furthermore, some of the accounts that Investment Manager, its affiliates and other related persons manage such as the partnerships, may have special compensation arrangements.

                  The Investment Manager may have a conflict of interest when allocating investment opportunities between the Fund and the Other Clients. However, when making investments where a conflict of interest may arise, the Investment Manager will endeavor to act in a fair and equitable manner as between the Fund and the Other Clients. The Investment Manager (and its officers and employees) are not required to devote any specific amount of time to the Fund and may devote a substantial amount of time to business activities other than the Fund. Moreover, it may not always be possible or consistent with the investment objectives of the Other Clients and of the Fund for the same investment positions to be taken or liquidated at the same time or at the same price. As a result of the foregoing, the Investment Manager and its officers and employees may have conflicts of interest in allocating their time and activity between the Fund and the Other Clients and in allocating investments among the Fund and the Other Clients.

                  The Investment Manager (or its members, employees and affiliates) may give advice or take action with respect to the Other Clients that differs from the advice given with respect to the Fund. To the extent a particular investment is suitable for both the Fund and the Other Clients, such investments will be allocated between the Fund and the Other Clients pro rata based on assets under management or in some other manner which the Investment Manager determines is fair and equitable under the circumstances to all clients, including the Fund. From the standpoint of the Fund, simultaneous identical portfolio transactions for the Fund and the Other Clients may tend to decrease the prices received, and increase the prices required to be paid, by the Fund for its portfolio sales and purchases. Where less than the maximum desired number of shares of a particular security to be purchased is available at a favorable price, the shares purchased will be allocated among the Fund and the Other Clients in an equitable manner as determined by the Investment Manager.

                  The Fund may execute transactions through Gabelli & Company, Inc. ("Gabelli & Co."), a registered broker-dealer and a wholly-owned subsidiary of GSI, including transactions in which Gabelli & Co. acts as a broker for both the Fund and for a person or entity on the other side of the transaction (an "agency cross transaction"). With respect to any agency cross transaction, Gabelli & Co. will act as broker for, receive commissions from, and have a potentially conflicting division of loyalties and responsibilities regarding the Fund and the Other Clients of GSI and of Gabelli & Co. participating in the transaction. Sales of shares of the Fund may be sold through Gabelli & Co. The Investment Manager may pay commissions to employees of Gabelli & Co. that are licensed as registered representatives of that broker-dealer. Such commissions are an expense of the Investment Manager and not of the Fund.

                  The Fund has the authority to appoint a person (the "Independent Client Representative") unaffiliated with the Investment Manager or any of its affiliates to act as the agent of the Fund to give or withhold any consent of the Fund required under applicable law (subject always to applicable law), including a transaction in which the Investment Manager causes the Fund to purchase securities or other instruments from, or sell securities or other instruments to, the Investment Manager or their affiliates ("principal trades") or to engage in agency cross transactions If appointed, the Independent Client Representative may be paid by the Fund and will receive an indemnity from the Fund for claims arising out of its activity in such capacity.

                  Prior to effecting any principal or agency cross transaction, however, the Investment Manager will make a good faith determination that the transaction is in the best interests of the Fund. Commissions paid to Gabelli & Co. will be reasonable and customary.

                  The Directors typically will value the Fund's portfolio based on pricing information from independent sources such as brokers, Bloomberg or a similar financial data provider. Because the Investment Manager is allocated a percentage of the Fund's net profits, the Investment Manager's involvement regarding valuation of the Fund's portfolio may present a potential conflict of interest.

                  As a result of the foregoing, the Investment Manager (and its members, employees and affiliates) may have conflicts of interest in allocating its time and activity between the Fund and the Other Clients, in allocating investments among the Fund and the Other Clients and in effecting transactions between the Fund and the Other Clients, including ones in which the Investment Manager (or their members, employees or affiliates) may have a greater financial interest.

                  The Investment Manager will use its best efforts in connection with the purposes and objectives of the Fund and will devote so much of its time and effort to the affairs of the Fund as may, in its judgment, be necessary to accomplish the purposes of the Fund. The Management Agreement specifically provides that the Investment Manager (and its members, employees and affiliates) may conduct any other business, including any business within the securities industry, whether or not such business is in competition with the Fund. Without limiting the generality of the foregoing, the Investment Manager (and its members, employees and affiliates) may act as investment adviser or investment manager for others, may manage funds or capital for others, may have, make and maintain investments in its own name or through other entities and may serve as an officer, director, consultant, partner or stockholder of one or more investment funds, partnerships, securities firms or advisory firms. The Management Agreement also recognizes that it may not always be possible or consistent with the investment objectives of the various persons or entities described above and of the Fund for the same investment positions to be taken or liquidated at the same time or at the same price.

6. EXPENSES

                  The Investment Manager will render the services set forth in the Management Agreement at its own expense, including the salaries of employees necessary to render such services, all general overhead expenses attributable to its employees and other expenses incident to the rendering of such services. The Fund will pay its own expenses including the fees paid to the Investment Manager, the fee to the Administrator, accounting and legal expenses, organizational expenses and all investment expenses.

7. DESCRIPTION OF THE FUND'S CAPITAL STOCK

                  The authorized capital stock of the Fund consists of 10,000,000 shares of Common Stock having a par value of $.01 (U.S.) per share. The Common Stock is divided into four classes. Class A Common Stock (the "Class A shares") and Class B Common Stock (the "Class B shares") are Voting Shares and Class C Common Stock (the "Class C shares") and Class D Common Stock (the "Class D shares") are Non-Voting Shares. The Class A Common Stock, the Class B Common Stock, the Class C Common Stock and the Class D Common Stock are collectively referred to herein as Common Stock. As discussed below, Class A shares and Class C shares may only be purchased by investors who "Unrestricted Persons" (as defined below) and Class B shares and Class D shares may only be purchased by investors who are "Restricted Persons". Within each class, each share has equal voting, dividend, distribution and liquidation rights. The Fund does not anticipate paying any dividends on its Common Stock.

                  Shares generally may be purchased on the first day of each fiscal quarter at net asset value as of the close of business on the last day of the immediately preceding fiscal quarter (as determined in accordance with the valuation principles contained in the Articles of Association) plus a sales charge of up to 2% which may be imposed by the Fund. Any request to purchase shares must be received by the Fund at least thirty days prior to the last day of the fiscal quarter. The Board of Directors may, in its sole discretion, permit shares to be purchased on dates other than the first day of a fiscal quarter.

Purchase of New Issues

                  From time to time, the Fund may, to the extent permitted by the Rules of the National Association of Securities Dealers, Inc. as may be amended from time to time (the "Rules"), purchase equity securities that are part of an initial public offering (sometimes referred to as "IPOs" or "new issues"). Under the Rules, brokers may not sell such securities to a private investment fund, if the fund has investors who are "Restricted Persons", which category includes persons employed by or affiliated with a broker and portfolio managers of hedge funds and other registered and unregistered investment advisory firms ("Restricted Persons" will be issued Class B shares, while other investors will be "Unrestricted Persons" and will be issued Class A shares). The profits and losses with respect to new issues will generally be allocated to investors in the Fund that are Unrestricted Persons. The Fund may, however, avail itself of a "de minimis" exemption pursuant to which a portion of any new issue profits and losses may be allocated to Restricted Persons. The Fund's Articles of Association provide that the directors are authorized to determine, among other things: (i) the manner in which new issues are purchased, held, transferred and sold by the Fund and any adjustments with respect thereto; (ii) the Shareholders who are eligible and ineligible to participate in new issues;
(iii) the method by which profits and losses from new issues are to be allocated among Shareholders in a manner that is permitted under the Rules (including whether the Fund will avail itself of the "de minimis" exemption or any other exemption); and (iv) the time at which new issues are no longer considered as such under the Rules.

                  Each subscriber for and each transferee of Common Stock will be required to complete and execute a statement representing to the Fund that he does not fall within the proscription of the Rules of the NASD. Persons who do not fully complete and execute such statement as required by the Fund will not be able to participate in the Class A shares. Shareholders may also be requested to provide periodic updates of such information and failure to do so may result in the Shareholder's Class A shares being converted into Class B shares.

                  The Fund may permit holders of Class B shares who are eligible to own Class A shares to convert their Class B shares to Class A shares based upon their relative net asset values at the time of conversion, and any such holder will be required to execute a statement regarding his eligibility to participate in "new issue" securities.

                  If the Fund determines to its satisfaction that an owner of Class A shares falls within the proscription of the NASD Rules, the Fund will give notice to the Shareholder who will have 10 days from the date of such notice to respond and in the absence of any response or if the Fund is not satisfied with the response, it may by further notice redeem the Class A shares of such Shareholder as of the date specified in such notice and apply the redemption proceeds to the purchase of an equivalent value of Class B shares in the Fund on the date specified in such notice.

Non-Voting Shares

                  The  Fund,  at its  discretion,  may issue  certain  shares as
Non-Voting Shares in order to avoid certain adverse U.S. tax or regulatory requirements. The status of the shares as non-voting will, of course, be fully disclosed to the investor at the time of its subscription and any such investor will be allowed to redeem his subscription upon notification of such classification. In addition, existing shareholders who have been issued Voting Shares may have such shares converted to Non-Voting Shares if the Fund determines, in its discretion, that such conversion is necessary or advisable; provided however, that the Shareholder will be granted the right to redeem such shares prior to conversion.

Rights of Shareholders

                  Subject to the exceptions set forth below, in which the special voting majorities shall apply only with respect to Common Stock carrying the right to vote, all decisions of the shareholders will be made by the holders of a majority of outstanding shares entitled to vote represented at a meeting, provided that a quorum of the holders of one-third of the outstanding shares is present. Notwithstanding the foregoing, the (i) dismissal of a member of the Board of Directors must be approved by an affirmative vote of two-thirds of the votes cast at a general meeting of shareholders at which more than one-half of the total number of shares then issued and outstanding are represented; (ii) any investment advisory or management contract entered into by the Fund may not be terminated by the Fund unless such termination is approved by a unanimous vote cast at a meeting at which all the issued and outstanding shares are represented; (iii) amendments to the Memorandum of Association and the Articles of Association which have a material, adverse effect on the rights of shareholders of the Company must be approved by three-quarters of the votes cast at a meeting at which not less than one-half of the issued and outstanding shares are represented, except that any amendment to decrease the vote required to terminate an investment advisory or investment management contract requires approval by a unanimous vote cast at a meeting at which all of the issued and outstanding shares are represented; and (iv) the merger or consolidation of the Fund with another corporation or the dissolution of the Fund requires the affirmative vote of the holders of three-quarters of the shares outstanding. Any matter referred to herein may also be adopted by resolution in writing of all the shareholders entitled to vote. Other than as set forth above under "Purchase of New Issues", there are no conversion or pre-emptive rights in connection with any shares of Common Stock of the Fund. All shares of Common Stock of the Fund, when duly issued, will be fully paid and nonassessable.

                  The Fund's shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Directors can elect all of the Directors if they choose to do so, and in such event, the holders of the remaining shares representing less than 50% of the shares voting for such election of Directors will not be able to elect any person or persons as Directors.

                  A shareholder may elect to receive a certificate representing shares of the Fund's Common Stock. From time to time, the Fund, by a resolution of the Board of Directors, may increase the authorized stock in order to have a substantial number of shares available at all times for issuance.

8. OFFERING OF COMMON STOCK

                  The Fund is conducting an offering of its shares of Common Stock to a limited number of investors. All references in this Section 8 to the terms shares, stock or capital refer to the shares of Common Stock of the Fund.

                  The minimum subscription required of each investor will be $1,000,000. This minimum subscription amount may be reduced by the Fund in its sole discretion but not below $100,000. Subscriptions to shares of Common Stock may be made only in cash. Shares may be purchased on the first day of each fiscal quarter. At the discretion of the Fund, these dates may be changed and additional dates may be designated from time to time.

                  Investors interested in subscribing for shares of Common Stock should follow the procedures set forth in Section 17, "Procedure to Purchase Common Stock and Representations by Purchasers."

                  The number of shares to be purchased will be based on the offering price per share (the "Offering Price"). The Offering Price for each share is the net asset value per share of the relevant class. A sales charge of up to 2% of the Offering Price may be imposed in the sole discretion of the Fund.

9. REDEMPTIONS

                  Any holder of Common Stock has the right, in accordance with and subject to the applicable provisions of the Articles of Association of the Fund and the laws of the British Virgin Islands, to have all or any portion of his shares redeemed on the last day of each month at net asset value per share of the relevant class as of the close of business on such redemption date (the "Redemption Price") (as determined in accordance with the valuation principles contained in the Articles of Association).

                  In addition, if (i) the Investment Manager of the Fund should withdraw as investment manager, or (ii) the Investment Manager will no longer be primarily in charge of investment management for the Fund, then the Fund will give each shareholder notice of such event and the identity of the substituted investment manager within thirty (30) days. Upon receipt of such notice, a shareholder may redeem all of his shares within thirty (30) days after he has been given such notice from the Fund.

                  The net asset value is computed after deduction of the accrued Fixed Fee and Incentive Fee payable to the Investment Manager attributable to the shares redeemed. The shareholder must request such redemption at least thirty days prior to the redemption date. Any shareholder redeeming shares which have been held by the shareholder for less than one year will be subject to a redemption charge of 2% of the Redemption Price. A redemption charge of 1% of the Redemption Price may be imposed by the Fund, in its sole discretion, on any shareholder redeeming shares which have been held by the shareholder for one year or more.

                  Redemption requests may be made by facsimile with an original to follow promptly by courier. The Administrator will not remit redemption proceeds until an original, signed redemption request has been received the Administrator. However, if the shareholder has elected to have stock certificates sent to him rather than held for him by Fortis Prime Fund Solutions (Cayman) Limited, the redemption request must be accompanied by delivery to the Fund of the certificates for the shares to be redeemed, duly endorsed for transfer or accompanied by a proper instrument of transfer. If by courier, the shareholder's request should be made by letter addressed to the Fund, c/o Fortis Prime Fund Solutions (Cayman) Limited, P.O. Box 2003GT, Grand Pavillion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands, British West Indies. If by facsimile, to (345) 914-9903, Attention: Manager Shareholder Services. Payment in U.S. dollars of the Redemption Price (less any redemption charge) will be made as soon as practicable but in any event the shareholder will receive 90% of the Redemption Price (less any redemption charge) no later than thirty days following the date of redemption with the balance paid within sixty days of the redemption date. The Fund has the right to make payment on such redemption in securities owned by the Fund.

                  If the Board of Directors determines that any of the representations given by any holder of Common Stock as set forth in the "Subscription Agreement and Revocable Proxy" were not true or have ceased to be true, the Fund may repurchase all or any part of his shares at a date specified in the notice of such repurchase by the Fund to the shareholder, which date shall be not less than ten nor more than sixty days from the date of such notice. In addition, the Fund shall be entitled to require the redemption of all or any part of a shareholder's Common Stock, with or without cause, as of the end of any fiscal quarter upon 20 days notice. Payment shall be made in accordance with the procedure applicable to stock which is redeemed at the request of the holder.

                  The Board of Directors may suspend the right of the holders of the Fund's stock to require the Fund to redeem shares during any period when:

           (i) any stock exchange on which a substantial part of securities owned by the Fund are traded is closed, other than for ordinary holidays, or dealings thereon are restricted or suspended;

           (ii) there exists any state of affairs which constitutes a state of emergency as a result of which (1) disposal of a substantial part of the investments of the Fund would not be reasonably practical and might seriously prejudice the shareholders of the Fund or (2) it is not reasonably practicable for the Fund fairly to determine the value of its net assets;

           (iii) none of the requests for redemption which have been made may be lawfully satisfied by the Fund in U.S. dollars; or

           (iv)       there  is  a  breakdown  in  the  means  of  communication
                      normally   employed  in   determining   the  prices  of  a
                      substantial part of the investments of the Fund.

                  The net  asset  value  of a share of any  class of the  Fund's
Common Stock at any date shall be the total net assets of the Fund properly attributable to that class, divided by the number of shares of Common Stock of that class then outstanding. The total net assets of the Fund at any date shall be determined on the accrual basis of accounting in accordance with generally accepted accounting principles applied in the United States and in accordance with the following:

           (a)        no value will be assigned to goodwill;

           (b) organizational expenses (including expenses of the initial sale of the Fund's Common Stock) are being written off over a five year period beginning on the date the Fund commenced operations;

           (c) accrued investment management fees and other fees will be treated as liabilities;

           (d) dividends payable on the Common Stock, if any, after the date as of which the total net assets are being determined to shareholders of record prior to such date will be treated as liabilities;

           (e)        the value of positions in securities  shall be as follows:
                      (1) any security that is listed on a national securities exchange will be valued at its last sale price on the date of determination as recorded by the New York composite tape system, or, if the security is not included in such system, at its last sale price on such day on the principal national securities exchange on which such security is traded, as recorded by such exchange, or, if no sales occurred on such day, at the mean between the closing "bid" and "asked" prices on such day as recorded by such system or such exchange, as the case may be; (2) any security that is a national market security will be valued at its last sale price on the date of determination as reported by NASDAQ, or if no sale occurred on such day, at the mean between the closing "bid" and "asked" prices on such day as reported by NASDAQ; (3) any security not listed on a national securities exchange or not a national market security will be valued at the mean between the
                      closing   "bid"   and   "asked"   prices  on  the  day  of
                      determination as reported by NASDAQ or, if not so reported, as reported in the over-the-counter market in the United States; (4) any security in the form of an option for which no price quotation is available will be valued at its intrinsic value; (5) securities that are commodities or commodity contracts will be valued at their last prior sales prices; and (6) all other securities shall be assigned the value that the Investment Manager in good faith determines;

           (f) all other assets of the Fund will be valued in the manner determined by the Board of Directors of the Fund to reflect their fair market value;

           (g) the value of all assets of the Fund shall be allocated proportionately (by value and not by number of shares outstanding) between Class A, Class B, Class C and Class D; and

           (h) the burden of all liabilities of the Fund shall be allocated between the respective Classes proportionately by value and not by number.

                  In connection with the determination of the net asset value of shares, the Board of Directors may consult with and is entitled to rely upon the advice of the Fund's custodians or Investment Manager. In no event and under no circumstances shall the Board of Directors, the custodians, or the Investment Manager incur any individual liability or responsibility for any determination made or other action taken or omitted by them in good faith.

                  The Administrator, in calculating the net asset value of the Fund and the Common Stock of the Fund, shall rely without further inquiry upon process and valuations supplied to it in accordance with the foregoing and shall have no liability to the Fund or to any shareholder in respect of such alliance.

10. TAXATION AND ERISA MATTERS

                  The tax status of the Fund and its shareholders under the tax laws of the British Virgin Islands, the Cayman Islands and the United States is summarized below. The summary is based on the assumption that the Fund is owned, managed and operated as contemplated. The summary is considered in the opinion of the attorneys indicated below to be a correct interpretation of existing laws as applied at the date of this Confidential Explanatory Memorandum, but no representation is made or intended by the Fund (i) that changes in such laws or their application or interpretation will not be made in the future or (ii) that the United States Internal Revenue Service will agree with the above-described interpretation as applied to the method of operation of the Fund. Persons interested in subscribing for the Fund's Common Stock should consult their own tax advisers with respect to the tax consequences, including the income tax consequences, if any, to them of the purchase, holding, redemption, sale or transfer of shares of the Common Stock.

                  The following statements are based on advice received by the Fund as to United States taxes from Seward & Kissel LLP, New York, New York, as to British Virgin Islands taxes from Harney, Westwood & Riegels, Tortola, British Virgin Islands, and as to Cayman Islands taxes from Ogier, George Town, Grand Cayman.

                  Pursuant to IRS regulations, the Fund and its tax advisors hereby inform you that: (i) any tax advice contained herein is not intended and was not written to be used, and cannot be used by any taxpayer, for the purposes of avoiding penalties that may be imposed on the taxpayer; (ii) any such advice was written to support the promotion or marketing of the Common Shares described in this Memorandum; and (iii) each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

                  1. The Fund is not required to pay any income taxes under the British Virgin Islands Income Tax Act. Furthermore, Shareholders will not have to pay any British Virgin Islands income taxes or capital gains taxes on payments received from the Fund. Provided the Fund has no employee in the British Virgin Islands, the Fund will have no liability to British Virgin Islands payroll taxes. Capital gains realized with respect to any shares of the Fund are exempt from income tax in the British Virgin Islands and there are no estate, inheritance, succession or gift taxes payable in the British Virgin Islands with respect to any shares of the Fund.

                  2. The Fund is not subject to any income, withholding or capital gains taxes in the Cayman Islands. No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption or Common Shares. Shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands, with respect to the Common Shares of the Fund owned by them and dividends received on such Common Shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

                  3. Under the present law, the Fund will not be subject to any United States federal income tax on its capital gains from the sale of securities to the extent that such securities are not classified as United States real property interests within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended (the "Code"). In this connection, the Fund does not presently intend to buy any securities which would be classified as United States real property interests.

                  4. The only United States federal income taxes which will be payable by the Fund on its income from dividends and interest is the 30% withholding tax applicable to dividends and certain interest income considered to be from sources within the United States. Certain debt obligations which may be purchased by the Fund will not be subject to this withholding tax. The Fund generally intends to invest its cash reserves in short-term debt obligations the interest on which is not subject to this withholding tax.

                  5. Shareholders are not subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to the shares of the Fund owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

                  6. Shareholders, as long as they are neither citizens nor residents of the United States nor engaged in a trade or business in the United States, are not subject to any United States federal income, withholding, capital gains, estate or inheritance taxes with respect to shares of the Common Stock owned by them or dividends received on such shares.

                  7. Interest and dividend income realized by the Fund from non-U.S. sources, and capital gains realized on the sale of securities of non-U.S. issuers, may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced.

U.S. Shareholders

                  Shares in the Fund may be sold to a limited number of U.S. investors which are pension and profit sharing trusts or other tax-exempt organizations ("U.S. Shareholders"). The Fund is a "passive foreign investment company" ("PFIC") as defined in Code section 1297. The Fund has been advised, however, that a U.S. Shareholder that did not borrow money or otherwise utilize leverage to purchase its shares in the Fund will not be subject to U.S. income tax under the PFIC provisions of the Code on any dividends from the Fund or any gain on the sale or redemption of its shares in the Fund.

                  While the Fund may purchase securities on margin, borrow money and otherwise utilize leverage in connection with its investments, the U.S. tax law does not currently attribute that leverage to U.S. Shareholders in the Fund. Accordingly, assuming a U.S. Shareholder does not borrow money or otherwise utilize leverage to purchase its shares in the Fund, any dividends from the Fund or gain on the sale or redemption of shares in the Fund should not constitute "unrelated debt-financed income," as defined in Code section 514, or "unrelated business taxable income", as defined in Code section 512, to the U.S. Shareholder.

                  The Fund will monitor its shareholders in an attempt to ensure that at all times the ownership of the Fund by U.S. Shareholders is below the threshold amounts set forth in Code section 957 and therefore that the Fund will not be classified as a "controlled foreign corporation" (a "CFC") as defined in Code section 957, although there can be no assurance that the Fund will be able to do so. While, as noted above dividends from the Fund and gain on the sale or redemption of shares in the Fund should not constitute "unrelated debt-financed income" or "unrelated business taxable income" to a U.S. Shareholder which did not borrow money or otherwise utilize leverage to purchase its shares in the Fund, this conclusion may not be applicable to a 10% shareholder of a CFC.

                  U.S. Shareholders may be subject to certain Internal Revenue Service filing requirements. For example, pursuant to Code section 6038B, a United States person which transfers property (including cash) to a foreign corporation in exchange for stock in the corporation is in some cases required to file an information return with the Internal Revenue Service with respect to such transfer. Accordingly, a U.S. Shareholder may be required to file an information return with respect to its investment in the Fund. Shareholders should consult their own tax advisers with respect to any applicable filing requirements.

ERISA Matters

                  The following is a summary of certain aspects of the laws and regulations applicable to retirement plan investments as in existence on the date hereof, all of which are subject to change. This summary is general in nature and does not address every issue under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") that may be applicable to the Fund or a particular investor.

                  The Fund may accept contributions from individual retirement accounts ("IRA's"), pension or profit-sharing plans, governmental plans, entities that invest the assets of such accounts or plans and/or other benefit plan investors (all such entities are herein referred to as "Benefit Plan Investors"). The Fund does not anticipate that its assets will be subject to ERISA, because it does not intend to permit the investments in the Fund to be "plan assets" as defined in regulations issued by the U.S. Department of Labor (the "Regulations"). Generally, assets of an entity like the Fund will not be deemed to be plan assets under the Regulation if Benefit Plan Investors own less than 25% of the value of any class of equity interests of the Fund, excluding from this calculation any interest of that class held by the Investment Manager, persons affiliated with the Investment Manager or their employees. No subscriptions for Common Stock made by Benefit Plan Investors will be accepted and no transfers of Common Stock will be permitted to the extent that the investment or transfer would result in the Fund's assets becoming plan assets. In addition, because the 25% limit is to be calculated upon every subscription to, or redemption from, the Fund, the Fund has the authority to require the redemption of Common Shares by any Benefit Plan Investor if the continued holding of such Common Stock, in the opinion of the Board of Directors, could result in the Fund being subject to ERISA (See "Required Redemption" in Section
9).

                  ERISA and the Code impose certain duties, obligations and responsibilities on persons who serve as fiduciaries with respect to employee benefit plan ("Plans") or IRAs and prohibit acts of fiduciary self-dealing and certain transactions between Plans or IRAs and "parties-in-interest" or "disqualified persons" (as such terms are defined in ERISA and the Code). In the Fund's Subscription Agreement and Revocable Proxy, each Plan and IRA will be required to represent that its fiduciary has independently made the decision to invest in the Fund and in making its investment decision has not relied on any advice from the Investment Manager, any placement agent associated with the Fund or any affiliate of either. Accordingly, fiduciaries of Plans or IRAs should consult their own investment advisors regarding the prudence of the investment and their own legal counsel regarding the consequences under ERISA and the Code of the investment in the Fund.
                                       21

11. BOARD OF DIRECTORS

                  The Board of Directors of the Fund consists of Michael R. Anastasio, Jr., and Joseph R. Rindler, Jr. and Douglas R. Jamieson.

                  Michael R. Anastasio, Jr., CPA. Mr. Anastasio is the Chief Financial Officer of GAMCO Investors, Inc, as well as CFO of various subsidiaries, including GSI and the Investment Manager. Mr. Anastasio joined GAMCO Investors Inc. in May 2001 and became Chief Accounting Officer of GAMCO Investors, Inc. in September 2003. He began his career with Ernst & Young, managing and coordinating the audits of financial services firms. Mr. Anastasio graduated summa cum laude from St. John's University with a BS degree in accounting and received his MBA in finance with honors from Columbia Business School.

                  Joseph R. Rindler, Jr. Mr. Rindler is a Director of the Investment Manager. He was employed by Olin Corporation from 1967 to 1982, where he was Financial Officer of its Specialty Services Group. From September 1982 to April 1986, Mr. Rindler was Vice President and Controller for the Savin
Corporation. Since May 1986, Mr. Rindler has been employed by GAMCO Asset Management, Inc. as Chairman. Mr. Rindler has an MBA from Columbia Business School and a BA in Accounting from Fordham University.

                  Douglas R. Jamieson. Mr. Jamieson serves as President and Chief Operating Officer of GAMCO Investors, Inc and oversees all facets of the its business, including GAMCO Asset Management, Inc., Gabelli Funds LLC, and GSI. Mr. Jamieson also serves as President and a director of the Investment Manager. Mr. Jamieson began his career with GAMCO Investors in 1981 as an Investment Analyst and has held various positions throughout his 22-year tenure with the firm. He has an MBA in Finance and Accounting from Columbia Business School and a BA in Economics and International Relations from Bucknell University.

12. FUND ADMINISTRATOR

                  Fortis   Prime   Fund   Solutions    (Cayman)   Limited   (the
"Administrator") has been retained by the Fund to perform administrative services and to act as registrar and transfer agent for the Fund.

                  Pursuant to an Administration Agreement entered into between the Fund and the Administrator (the "Administration Agreement"), the Administrator is responsible for, among other things: (i) maintaining the register of Shareholders of the Fund and generally performing all actions related to the issuance and transfer of Shares of the Fund and the safe-keeping of certificates therefor, if any, (ii) reviewing subscriptions for Shares and accepting payment therefor, (iii) publishing and furnishing the Net Asset Value of the Fund's Shares in accordance with the Articles, (iv) performing all acts related to redemption of Shares, (v) keeping the accounts of the Fund and such financial books and records as are required by law or otherwise for the proper conduct of the financial affairs of the Fund and furnishing annual financial statements, as well as quarterly reports regarding the Fund's performance and Net Asset Value per Share, to Shareholders and (vi) performing all other matters necessary in connection with the administration of the Fund.

                  The Administration Agreement provides for exculpation of liability of the Administrator and that the Fund will indemnify the Administrator as to certain liabilities and costs, except for those liabilities and costs caused by the Administrator's own gross negligence or willful breach of duty. The fees to be paid by the Fund to the Administrator are as detailed in the Administration Agreement. The Administration Agreement may be terminated at any time without penalty by either of the parties upon not less than 90 days notice. The Administration Agreement further provides that the Administrator, in calculating the net asset value of the Fund and the net asset per share of the Fund, shall rely without further inquiry upon prices and valuations supplied to it by the Fund or its agents and delegates and shall have no liability to the Fund nor any shareholder in respect of such reliance.

                  The Administrator is a company registered in the Cayman Islands, has a Trust License issued under the Banks and Trust Companies Law of the Cayman Islands and has an unrestricted Mutual Fund Administrator's License issued under the Mutual Funds Law of the Cayman Islands. The Administrator is one of the largest of the Cayman Islands licensed Fund Administrators. It provides full administrative services to over 350 funds with net assets in excess of US$47 billion. The Administrator is a wholly owned subsidiary of Fortis Bank (Cayman) Limited, and is part of the Fortis Group. Fortis Group employs approximately 50,000 people within over 200 companies world-wide, and ranks among Europe's top financial institutions. At December 31, 2004, Fortis had total assets of over (euro) 570 billion and assets under management exceeding (euro) 322 billion

                  The Administrator is a service provider to the Fund and, as such, bears no responsibility for the content of this Offering Memorandum, the investments of the Fund, the performance of the Company or any Fund nor any matter other than as specified in the Administration Agreement."

13. FISCAL YEAR AND FISCAL PERIODS; FINANCIAL STATEMENTS; AUDITORS

                  The fiscal year of the Fund is from January 1 through December 31.

                  Since shares of Common Stock may be sold and redeemed by the Fund and dividends declared on shares of Common Stock during the course of a fiscal year, the Fund's Articles of Association provides for fiscal periods, which are portions of a fiscal year, for the purpose of allocating net profits and net losses of the shares. A new fiscal period will commence on the first day of each fiscal quarter, the date next following the date of any redemption of shares of Common Stock, the date of any sale of Common Stock and the date established by the Board of Directors for determining the record ownership of shares of the Fund's capital stock for the payment of dividends, and the prior fiscal period will terminate on the date immediately preceding the first day of a new fiscal period.

                  Each year shareholders will be sent audited financial statements of the Fund. At the end of each fiscal quarter, the Fund will send a report to each shareholder setting forth the net asset value of its shares. Upon request, the Fund will supply shareholders with unaudited financial statements for each of the first three quarters.

                  Ernst & Young of the Cayman Islands are auditors for the Fund.

14. MEETINGS OF SHAREHOLDERS

                  Special meetings of the shareholders of Common Stock may be called by the Board of Directors and shall be called at the request of the shareholders of 50% or more of the shares of outstanding Common Stock. All shareholders' meetings will be held in the British Virgin Islands, or such other location as the Board of Directors shall determine. All shareholders' meetings require seven days notice. Except with respect to certain matters, holders of one-third or more of the outstanding shares of Common Stock comprise a quorum at any shareholders' meeting.

15. PAYMENTS TO SPONSORS OF THE FUND

                  If a person buying Common Stock of the Fund designates a person (other than itself) as the sponsor instrumental in the sale of such shares (the "Sponsor"), the Fund may agree to pay to the Sponsor a portion of the Incentive Fee attributable to such shares that would otherwise be paid to the Investment Manager. The portion of the Incentive Fee, if any, payable to any Sponsor will be fixed by the Fund with the approval of the Investment Manager.

16. GENERAL COMMENTS

                  The summary set forth herein does not purport to be and should not be construed as a complete description of the Memorandum and Articles of Association of the Fund or the Management Agreement, copies of which will be furnished on request made to the Fund at its principal office.

                  Shares of the Common Stock may be transferred only if the proposed transferee of the shares obtains the prior approval of the Fund. In this regard, the proposed transferee will be required to make the representations and warranties required of a subscriber in form and substance satisfactory to the Fund. The Fund will have full discretion to approve or disapprove any proposed transferee, and no proposed transfer will be recognized until the documents relating to it have been approved by the Fund. The Fund need not approve any transfer that is not or may not be consistent with any representation or warranty that the transferor of the shares may have given to the Fund.

                  Among other things, the Articles of Association provide certain rights of indemnification in favor of Directors, officers and liquidators of the Fund against legal liability and expenses if such persons have acted in accordance with certain standards of conduct and, in connection with the matter giving rise to a particular claim, did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

Recognition Under the British Virgin Islands Mutual Funds  Act

                  The Fund is recognized as a "professional fund" within the meaning of the British Virgin Islands Mutual Funds Act 1996 (as amended) (the "MFA") and accordingly its shares may only be made available to persons who are "professional investors" within the meaning of the MFA and on the basis that the initial investment in the Fund by each of a majority of its shareholders is not less than US$100,000. As a professional fund, the Fund is required to be and has been recognized under the MFA and is required to pay an annual recognition fee of US$350. Such recognition does not involve an examination of the merits of an investment in the Fund or supervision of the investment performance or portfolio constitution of the Fund by the British Virgin Islands government or the Financial Services Commission in the British Virgin Islands. There is no financial obligation or compensation scheme imposed on or by the Government of the British Virgin Islands in favor of or available to the investors in the Fund.

                  A professional investor is any person (a) whose ordinary business involves, whether for his own account or the accounts of others, the acquisition or disposal of property of the same kind as the property, or substantial part of the property, of the Fund; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of one million dollars in United States currency or its equivalent in any other currency and that he consents to being treated as a professional investor.

                  As an entity regulated under the MFA, the Fund will be subject to the supervision of the Financial Services Commission in the British Virgin Islands, which is authorized by MFA to direct the Fund to furnish information or provide access to any records, books or other documents which it deems necessary to ascertain compliance with the MFA or any regulations made under the MFA. The MFA provides that any information, material or document furnished to or filed with the Financial Services Commission is privileged from disclosure, except by order of a court of competent jurisdiction in criminal proceedings and in certain other cases.

                  The MFA provides that the Fund's Certificate of Recognition may be cancelled or made subject to the conditions if, among other things, the Fund has breached the MFA or any subsidiary legislation or conditions of its certificate, has been convicted of an offense, is carrying on business in a manner detrimental to its investors or to the public interest, or is declared bankrupt or is being wound-up or dissolved.

Cayman Islands Regulation

                  The Fund is being administered in the Cayman Islands and as such is a regulated mutual fund for the purposes of the Mutual Funds Law (2003 Revision) of the Cayman Islands (the "Mutual Funds Law"). Accordingly, the obligations of the Fund are (a) to register the Fund with the Cayman Islands Monetary Authority (the "Monetary Authority"), (b) to file with the Monetary Authority prescribed details of this Memorandum and any changes to it, (c) to file annually with the Monetary Authority accounts audited by an approved auditor and (d) to pay a prescribed initial registration fee and annual fee (currently $3,049 (U.S.)).

                  The Fund is subject to the supervision of the Monetary Authority and the Monetary Authority has wide supervisory powers under the Mutual Funds Law in that regard, including the power to instruct the Fund to have its accounts audited and to submit them to the Monetary Authority within such time as the Monetary Authority specifies. Failure to comply with any supervisory requests by the Monetary Authority may result in substantial fines. In addition, the Monetary Authority has wide powers to take action if certain events occur, such as the Fund not being able to meet its obligations when they come due or the Fund carrying on its business in a manner that is prejudicial to its investors or creditors. The powers of the Monetary Authority in these circumstances include the power to require the substitution of a Director and, at the expense of the Fund, to appoint a person to advise the Fund on the proper conduct of its affairs; and, at the expense of the Fund, to appoint a person to assume control of the affairs of the Fund including, but not limited to, having the ability to terminate the business of the Fund. There are other remedies available to the Monetary Authority including the ability to apply to the courts of the Cayman Islands for approval of other actions or requiring the Fund to reorganize its affairs in a manner specified by the Monetary Authority.

Prevention of Money Laundering - British Virgin Islands

                  To comply with the Anti-Money Laundering Code of Practice 1999 (the "Code of Practice") and legal and regulatory requirements in the British Virgin Islands, the Fund is required to verify the identity of all shareholders.

                  Depending  on  the  circumstances  of  each  subscription,   a
detailed verification might not be required where:

(a) the prospective investor is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the laws of, a recognized jurisdiction or is a "Regulated Person", as defined in the Code of Practice, carrying on business in the British Virgin Islands; or

(b) the prospective investor is an "authorised financial institution" as that term is used in the Code of Practice in a country or territory which is a member of the Financial Action Task Force (the "FATF") or Caribbean Financial Action Task Force (the "CFATF") and which has anti-money laundering laws and procedures that are at least equivalent to the British Virgin Islands; or

(c) the prospective investor is acting in the course of a business in relation to which a "regulatory authority", as that term is used in the Code of Practice, outside the British Virgin Islands exercises regulatory functions and is based or incorporated in or formed under the law of a country or territory outside the British Virgin Islands which is a member of the FATF or CFATF and in which there are in force anti-money laundering laws and procedures that are at least equivalent to those of the British Virgin Islands; or

(d) the subscription is made by an intermediary acting on behalf of the prospective investor and such intermediary is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the laws of, a recognized jurisdiction and the intermediary has entered into Terms of Business confirming compliance with the Code of Practice requirement to retain and provide due diligence records; or

(e) the investor is an attorney at law entitled to practice in the Territory of the British Virgin Islands or an accountant bound by anti-money laundering rules of its professional body equivalent to the Code of Practice.

                  For the purposes of these exceptions, classification as a financial institution, regulatory authority or jurisdiction in which there are anti-money laundering laws and procedures that are equivalent to those of the Territory of the British Virgin Islands will be determined in accordance with the Code of Practice by the relevant body in the British Virgin Islands.

                  The Fund or the Administrator on its behalf reserves the right to request such information as is necessary to verify the identity of a prospective investor. The Fund or the Administrator on its behalf also reserves the right to request such identification evidence in respect of a transferee of Shares. In the event of delay or failure by the prospective investor or transferee to produce any information required for verification purposes, the Fund or the Administrator on its behalf may refuse to accept the application or (as the case may be) to register the relevant transfer and (in the case of a subscription of Shares) any funds received will be returned without interest to the account from which the monies were originally debited.

                  The Fund or the Administrator on its behalf also reserves the right to refuse to make any redemption payment or distribution to a shareholder otherwise than to the account from which the corresponding subscription funds were paid if applications have not been supported by the required anti-money laundering information or any of the Directors of the Fund or the Administrator suspects or is advised that the payment of any redemption or distribution moneys to such shareholder might result in a breach or violation of any applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or such refusal is considered necessary or appropriate to ensure the compliance by the Fund, its Directors or the Administrator with any such laws or regulations in any relevant jurisdiction.

Prevention of Money Laundering - Cayman Islands

                  As part of the Fund's responsibility for the prevention of money laundering, the Fund or the Administrator on the Fund's behalf may require detailed verification of a subscriber's identity and source of payment.

                  The Fund or the Administrator on the Fund's behalf reserve the right to request such information as they deem necessary (having regard to the applicable laws and in particular, the anti-money laundering legislation of the Cayman Islands) to verify the identity of a subscriber. In the event of delay or failure by a subscriber to produce any information required for verification purposes, the Fund or the Administrator on the Fund's behalf may refuse to accept the subscription and the subscription monies relating thereto, or require mandatory redemption of the subscriber's shares. The Subscriber shall have no claim whatsoever against the Fund or the Administrator for any form of loss.

                  The Fund or the Administrator on the Fund's behalf also reserve the right to refuse to make any redemption payment to a subscriber if the Fund or the Administrator suspect or are advised that the payment of redemption proceeds to such subscriber might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction or if such refusal is considered necessary or appropriate to ensure the compliance by the Fund with any such laws or regulations in any relevant jurisdiction.

                  If any person who is resident in the Cayman Islands (including the Fund and the Administrator) knows or suspects that another person is engaged in money laundering, such person is required to report such knowledge or suspicion pursuant to The Proceeds of Criminal Conduct Law (2005 Revision) of the Cayman Islands and such report shall not be treated as a breach of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Prevention of Money Laundering - United States

                  In order to comply with applicable laws aimed at the prevention of money laundering and terrorist financing, each prospective investor that is an individual will be required to represent in the Subscription Agreement and Revocable Proxy that, among other things, he is not, nor is any person or entity controlling, controlled by or under common control with the prospective investor, a "Prohibited Person" as defined in the Subscription Agreement and Revocable Proxy (generally, a person involved in money laundering or terrorist activities, including those persons or entities that are included on any relevant lists maintained by the U.S. Treasury Department's Office of Foreign Assets Control, any senior foreign political figures, their immediate family members and close associates, and any foreign shell bank). Further, each prospective investor which is an entity will be required to represent in the Subscription Agreement and Revocable Proxy that, among other things, (i) it has carried out thorough due diligence to establish the identities of its beneficial owners, (ii) it reasonably believes that no beneficial owner is a "Prohibited Person", (iii) it holds the evidence of such identities and status and will maintain such information for at least five years from the date of its complete redemption from the Fund, and (iv) it will make available such information and any additional information that the Fund may require upon request that is required under applicable regulations.

17. PROCEDURE TO PURCHASE COMMON STOCK AND REPRESENTATIONS BY PURCHASERS

                  Persons interested in purchasing shares of Common Stock of the Fund should inform themselves as to (i) the legal requirements within their own countries for the purchase of such shares and (ii) any foreign exchange restrictions which they might encounter.

                  Any person desiring to subscribe for shares of Common Stock of the Fund is requested to execute two copies of a "Subscription Agreement and Revocable Proxy" offering to purchase a specified dollar amount of shares of Common Stock, and courier two such executed copies of the "Subscription Agreement and Revocable Proxy" to: Gabelli Associates Limited, c/o Fortis Prime Fund Solutions (Cayman) Limited, P.O. Box 2003GT, Grand Pavillion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands, British West Indies and a copy thereof to Gabelli Securities, Inc., One Corporate Center, Rye, New York 10580.

                  With respect to certain countries, special requirements may have to be observed with respect to subscriptions.

                  The Fund will advise each subscriber promptly of the Fund's acceptance of an offer to subscribe to shares of the Common Stock. Payment in the amount of the subscription in United States dollars should be made in accordance with the terms of the Subscription Agreement.

                  The subscription documents to be executed and delivered by prospective subscribers contain the subscriber's agreement to indemnify and hold harmless the Fund and its Directors and officers against any loss, liability, cost or expense (including attorneys' fees, taxes and penalties) which may result, directly or indirectly, from any misrepresentation or breach of any warranty, condition, covenant or agreement set forth therein or in any other document delivered by the subscriber to the Fund.

                  Where subscription funds are received by the Fund prior to a subscription day, the Administrator may, upon the instructions of the Directors or the Investment Manager, transfer the subscription funds to an account in the name of a broker of the Fund or any other account. In the event that the Administrator makes such transfer the Administrator shall be fully indemnified by the Fund and shall attract no liability in respect of any losses arising from this transfer of subscription funds prior to the issue of Shares.

                  The acceptance or nonacceptance of any subscription is solely at the discretion of the Fund and no reasons need be given for the nonacceptance of any subscription.

                  No share certificates representing the shares subscribed for will be forwarded to an investor unless specifically requested.

                  The form of "Subscription Agreement and Revocable Proxy" grants a proxy to the Administrator, authorizing it or its designee to vote the shares subscribed for on behalf of the subscriber at any annual or special meeting of shareholders. Such proxy may be revoked by the shareholder giving the proxy by written notice to the Administrator at the business office of the Fund. Any such revocation shall be effective upon its receipt by the Administrator.




                           GABELLI ASSOCIATES LIMITED

                                                                    Attachment E

                                  1                 2                  3            4                  5                    6
(All information as
 of December 31, 2005)
                               Gabelli            GAMCO            Gabelli        Gabelli           Gabelli                GAMCO
                            International      Performance        European        Global           Japanese Value        Umbrella
                            Gold Fund, Ltd.   Partners, Ltd.     Partners Ltd.   Partners, Ltd.     Partners, Ltd.        Fund LP
                            --------------------------------------------------------------------------------------------------------
Ownership                    No ownership     No ownership       No ownership   No ownership        No ownership       No ownership

Interests held by
unconsolidated                   Yes              No                 No             Yes                  No                 No
related parties
  % interest                    0.09%                                             47.12%

General Partner,
Co-general partner,
Investment Manager            Investment       Investment         Investment    Co-Investment        Investment     General Partner
                                Manager          Manager            Manager       Manager              Manager           and
                                                                                                                       Investment
                                                                                                                        Manager

Equity Ownership:
Concentrated or
dispersed (excludes
unconsolidated
related party)                Concentrated       No current       Concentrated    Concentrated        Concentrated     Concentrated
                                                shareholders
  Shareholder or Limited
   Partner A                    31.28%                              53.96%           44.53%              72.91%           100.00%
  Shareholder or Limited
   Partner B                    24.24%                              25.77%                               27.09%
  Shareholder or Limited
   Partner C                    17.26%                              16.77%

                                                                    Attachment F

Investment Management and Administrative Services
-------------------------------------------------

     Subject to the ultimate supervision of the Funds' Boards of Directors with respect to the assets of the Feeder Fund, the Investment Manager shall be responsible for making investment decisions on behalf of the Funds and, at all times in accordance with the investment objectives set forth in the Memorandum, is authorized to:

          (a) manage all aspects of the investment of the Funds' assets, including, without limitation, selecting and evaluating its investments subject to the Feeder Fund's investment restrictions of which it has notice and investing some or all of the Feeder Fund's assets in the Master Fund;

          (b)  effect  purchases,   sales  (including  short  sales)  and  other
transactions using the assets of the Funds;

          (c) direct custodians to deliver funds or securities for the purpose of effecting transactions, and instruct custodians to exercise or abstain from exercising any privilege or right attaching to such assets with respect to the Funds' trading activities;

          (d) make all decisions relating to the manner, method and timing of investment transactions, and select brokers and dealers for the execution, clearance and settlement of any transactions subject to the provisions of the Memorandum;

          (e) enter into, make and perform all contracts, agreements and other undertakings (including, without limitation, Agency Cross Transactions, as such term is defined in the Memorandum, swaps and other derivative investments, including futures contracts, subject to applicable regulation) that, in the opinion of the Investment Manager, may be necessary, advisable or incidental to the carrying out of the objectives of this Agreement. With regard to any documents or agreements executed in either Fund's name, copies will be promptly provided to the appropriate Fund so as to advise it of the existence of such documents and agreements and apprise it of any obligations thereunder;

          (f) trade on margin, borrow from banks, brokers, and other financial institutions and pledge assets of the applicable Fund in connection therewith; and

          (g) take all such other actions which the Investment Manager considers necessary and advisable to carry out its investment management duties hereunder.

Compensation and Expenses.
--------------------------

     (a) The Fund shall pay the Investment Manager (or any other person or entity designated by it) a monthly fee in advance equal to 0.1125% of the Net Asset Value of the Fund (the "Management Fee") (subject to any deferral discussed in 3(c) below). The annual rate is approximately 1.35%. The Management Fee is prorated for partial periods. Payment of the Management Fee shall be due as of the first day of each calendar month and is payable by the Fund within ten
(10) days thereafter. The Investment Manager reserves the right to waive or reduce the Management Fee with respect to any Shareholder, including, without limitation, its affiliates and/or employees.

     (b) The Investment Manager shall also be entitled to receive a performance-based fee, calculated on a Series-by-Series basis, equal to, in the aggregate, twenty percent (20%) of the appreciation of each Series' Net Asset

                                                                    Attachment F

Value (the "Performance Fee"). The Performance Fee shall be calculated with respect to net capital appreciation with respect to the Fund's investment operations and is calculated after all reductions in the Fund's Net Asset Value for all expenses with the exception of the Performance Fee. The Performance Fee shall be calculated on a Series-by-Series basis in an effort to ensure that Performance Fees are equitably assessed among Shareholders. The Performance Fee, if any, shall be accrued monthly and payable as of each June 30th, as of each Redemption Date (with respect to the Shares redeemed) and as of the termination date of this Agreement, as applicable (subject to any deferral discussed in 3(c) below). Appropriate adjustments shall be made to account for subscriptions and redemptions. The Investment Manager reserves the right to waive or reduce the Performance Fee with respect to any investor, including, without limitation, its affiliates and/or employees.

     (c) Notwithstanding the foregoing, the Investment Manager may elect, prior to the commencement of each calendar year (and, with respect to the first calendar year of the Fund's trading activities, prior to the commencement of the Fund's trading activities), to defer for a period of up to ten (10) years payment of all or any portion of its
          Management Fees and Performance Fees earned with respect to such calendar year. In such case, the deferred amount will appreciate or depreciate based, at the election of the Investment Manager, on either
          (i) the  subsequent  performance  of the Fund (before  Management  and
          Performance Fees), or (ii) the performance of any other investment chosen by the Investment Manager prior to the commencement of the deferral period. An accounting of any such deferred fees and their investment performance shall be made at the end of each calendar year by the Fund. Notwithstanding anything contained herein to the contrary, the Fund may enter into other deferred compensation arrangements with regard to the deferred Management and/or Performance Fees including, without limitation, arrangements popularly referred to as "rabbi trusts." Any deferred fees will not be charged a Management Fee or Performance Fee. The deferred fees will be reflected on the books of the Fund as a liability and will reduce the Fund's Net Asset Value, but will not be treated as "leverage" for purposes of any leverage limitations imposed on the Fund. On the date of expiration of the deferral period, dissolution of the Fund or termination of this Agreement by the Funds, all applicable deferred fees, if any, held by the Funds on behalf of the Investment Manager shall be paid to the Investment Manager. Upon termination of this Agreement by the Investment Manager, fees elected to be deferred by it shall remain in the Fund until the earlier of the end of the deferral period or the dissolution of the Fund.

     (d) The Investment Manager and its affiliates, principals, members, officers, directors, employees, agents and delegates (each, an "IM Affiliate" and collectively, the "IM Affiliates") retained by the Investment Manager shall be reimbursed for all reasonable out-of-pocket expenses incurred on behalf of the Funds. Such reimbursable expenses shall not include any expense attributable to the Investment Manager's or its affiliate's provision of office personnel or space for the performance of its services.